As filed with the Securities and Exchange Commission on March 20, 2008

Registration Statement No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

REGISTRATION STATEMENT*

UNDER

SCHEDULE B

OF

THE SECURITIES ACT OF 1933

THE EXPORT-IMPORT BANK OF KOREA

(Name of Registrant)

THE REPUBLIC OF KOREA

(Co-Signatory)

Names and Addresses of Authorized Representatives:

Joo-shik Kong Or Kyu-yeol Cho Duly Authorized Representatives in the United States of the Export-Import Bank of Korea 460 Park Avenue, 8th Floor New York, New York 10022	Yeo-kwon Yoon Duly Authorized Representative in the United States of The Republic of Korea 335 East 45th Street New York, New York 10017

Copies to:

Jinduk Han, Esq.

Cleary Gottlieb Steen & Hamilton LLP

39th Floor, Bank of China Tower

One Garden Road

Hong Kong

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

The securities registered hereby will be offered on a delayed or continuous basis pursuant to the procedures set forth in Securities Act Release Nos. 33-6240 and 33-6424.

CALCULATION OF REGISTRATION FEE

Title of each class of securities being registered	Amount to be registered(1)		Amount of registration fee
Debt securities with or without warrants to purchase debt securities	US$	5,000,000,000	US$	196,500

(1)	Or an equivalent amount in another currency or currencies or in composite currencies or as determined by reference to an index or, if the debt securities are to be offered at a discount, the approximate proceeds to the Registrant. Includes the maximum principal amount of the obligations to be guaranteed by the Registrant under the guarantees registered hereby.

Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus contained in this Registration Statement and supplements to such Prospectus will also be used in connection with US$1,774,132,335 of debt securities with or without warrants to purchase debt securities registered under Registration Statement No. 333-136378.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

*	This Registration Statement also constitutes Post-Effective Amendment No. 4 to Registration Statement No. 333-136378.

EXPLANATORY NOTE

This registration statement relates to US$5,000,000,000 aggregate amount of debt securities (with or without warrants) of The Export-Import Bank of Korea to be offered from time to time as separate issues on terms and in the manner to be specified in a prospectus supplement to be delivered in connection with each such offering. The prospectus constituting a part of this registration statement relates to the debt securities (with or without warrants) registered hereunder and US$1,774,132,335 aggregate principal amount of debt securities (with or without warrants) registered under Registration Statement No. 333-136378 (including an aggregate principal amount of US$640,000,000 of debt securities that may be sold by us from time to time in a continuous offering designated Medium-Term Notes, Series A, Due Not Less Than Nine Months From Date of Issue (the “MTNs”)).

This registration statement contains a form of prospectus supplement filed as Exhibit K to this registration statement to be used in connection with the sale by us of the MTNs in a continuous offering.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 20, 2008

PROSPECTUS

The Export-Import Bank of Korea

$5,000,000,000

Debt Securities

Warrants to Purchase Debt Securities

We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated                     , 2008

i

CERTAIN DEFINED TERMS AND CONVENTIONS

All references to “Korea” or the “Republic” contained in this prospectus mean The Republic of Korea. All references to the “Government” mean the government of Korea. All references to the “Bank” mean The Export-Import Bank of Korea.

Unless otherwise indicated, all references to “won”, “Won” or “(Won)” contained in this prospectus are to the currency of Korea, references to “U.S. dollars”, “Dollars”, “$” or “US$” are to the currency of the United States of America, references to “Euro” or “ €” are to the currency of the European Union, references to “Yen” or “¥” are to the currency of Japan, references to “franc” or “CHF” are to the currency of Switzerland, references to “New Turkish Lira” or “TRY” are to the currency of Turkey, references to “Malaysia Ringgit” or “MYR” are to the currency of Malaysia, references to “Brazilian Real” or “BRL” are to the currency of Federative Republic of Brazil and references to “Mexican Peso” or “MXN” are to the currency of the United Mexican States.

In this prospectus, where information has been prepared in thousands, millions or billions of units, amounts may have been rounded up or down. Accordingly, actual numbers may differ from those contained herein due to rounding. All discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

Our principal financial statements are our non-consolidated financial statements. Unless specified otherwise, our financial and other information is presented on a non-consolidated basis and does not include such information with respect to our subsidiaries.

In connection with the adoption of statement of Korean Financial Accounting Standards No.21 and No.24 commencing January 1, 2007, our financial statements and certain of our financial information as of and for the year ended December 31, 2006 have been restated to conform with the presentation of our financial statements and financial information as of and for the year ended December 31, 2007 for comparative purposes. See “Notes to Non-Consolidated Financials Statements of December 31, 2007 and 2006—Note 2”.

USE OF PROCEEDS

Unless otherwise specified in the applicable prospectus supplement, we will use the net proceeds from the sale of the securities for our general operations.

THE EXPORT-IMPORT BANK OF KOREA

Overview

We were established in 1976 as a special governmental financial institution pursuant to the Export-Import Bank of Korea Act, as amended (the “KEXIM Act”). Since our establishment, we have been promoting the export and competitiveness of Korean goods and services in international markets. To this end, we have introduced financing facilities and implemented lending policies that are responsive to the needs of Korean exporters.

Our primary purpose, as stated in the KEXIM Act, is to “promote the sound development of the national economy and economic cooperation with foreign countries by extending the financial aid required for export and import transactions, overseas investment and the development of natural resources abroad.” Over the years, we have developed various financing facilities and lending policies that are consistent with the Government’s overall economic policies. In the latter part of the 1980s, as a result of changing trade conditions and the increased internationalization of the Korean economy, overseas investment credits and import credits were promoted and began to constitute an important portion of our business. In recent years, we have focused on the development of new financing facilities, including structured financing for ships and project financing for the construction of industrial plants and the development of natural resources abroad.

As of December 31, 2007, we had (Won)20,739 billion of outstanding loans, including (Won)12,658 billion of outstanding export credits, (Won)4,812 billion of outstanding overseas investment credits and (Won)1,550 billion of outstanding import credits, as compared to (Won)15,051 billion of outstanding loans, including (Won)9,818 billion of outstanding export credits, (Won)3,212 billion of outstanding overseas investment credits and (Won)1,300 billion of outstanding import credits as of December 31, 2006.

Although our management has control of our day-to-day operations, our operations are subject to the close supervision of the Government. The Government’s determination each fiscal year regarding the amount of financial support to extend to us, in the form of loans, contributions to capital or transfers of our income to reserves, plays an important role in determining our lending capacity. The Government has the power to appoint or dismiss our President, Deputy President, Executive Directors and Auditor. Moreover, the Minister of Strategy and Finance (formerly, the Minister of Finance and Economy) of the Republic has, on behalf of the Republic, signed the registration statement of which this Prospectus forms a part.

The Government supports our operations pursuant to Article 37 of the KEXIM Act. Article 37 of the KEXIM Act provides that “the annual net losses of the Export-Import Bank of Korea shall be offset each year by the reserve, and if the reserve be insufficient, the Government shall provide funds to cover the deficit.” As a result of the KEXIM Act, the Government is generally responsible for our operations and is legally obligated to replenish any deficit that arises if our reserves, consisting of our surplus and capital surplus items, are insufficient to cover any of our annual net losses. In light of the above, if we have insufficient funds to make any payment under any of our obligations, including the debt securities covered by this prospectus, the Government would take appropriate steps, such as by making a capital contribution, by allocating funds or by taking other action, to enable us to make such payment when due. The provisions of Article 37 do not, however, constitute a direct guarantee by the Government of our obligations, and the provisions of the KEXIM Act, including Article 37, may be amended at any time by action of the National Assembly.

Capitalization

As of December 31, 2007, our authorized capital was (Won)4,000 billion and capitalization was as follows:

	December 31, 2007(1)
	(billions of Won)
Long-Term Debt(2)(3)(4)(5):
Borrowings in Korean Won	(Won)	—
Borrowings in Foreign Currencies		—
Export-Import Financing Debentures		10,313.1

Total Long-term Debt		10,313.1

Capital and Reserves:
Paid-in Capital(6)		3,308.8
Legal Reserve(7)		210.3
Voluntary Reserve(7)		614.4
Unappropriated Retained Earnings		184.3
Accumulated Other Comprehensive Income(8)		617.7

Total Capital and Reserve	(Won)	4,935.5

Total Capitalization(7)	(Won)	15,248.6

(1)	Except as described in this prospectus, since December 31, 2007, there has been no material adverse change in our capitalization.
(2)	We have translated borrowings in foreign currencies into Won at the rate of (Won)938.2 to US$1.00, which was the market average exchange rate, as announced by the Seoul Monetary Brokerage Services Ltd., on December 31, 2007.
(3)	As of December 31, 2007, we had contingent liabilities totaling (Won)62,789.2 billion, which consisted of (Won)32,004.4 billion under outstanding guarantees and acceptances and (Won)30,784.8 billion under contingent guarantees and acceptances issued on behalf of our clients. For further information relating to our contingent liabilities under outstanding guarantees as of December 31, 2007, see “Notes to Non-Consolidated Financial Statements of December 31, 2007 and 2006—Note 11”. See also “Notes to Non-Consolidated Financial Statements of December 31, 2007 and 2006—Notes 14” for a description of our commitments and contingencies as of December 31, 2007.
(4)	As of December 31, 2007, we had entered into 51 interest rate related derivative contracts with an aggregate notional amount of (Won)5,925.3 billion and 86 currency related derivative contracts with an aggregate notional amount of (Won)6,663.6 billion in accordance with our policy to hedge interest rate and currency risks. See “Notes to Non-Consolidated Financial Statements of December 31, 2007 and 2006—Note 14”.
(5)	See “Sources of Funding” for an explanation of these sources of funds. All the borrowings of the Bank, whether domestic or international, are unsecured and unguaranteed.
(6)	Authorized ordinary share capital is (Won)4,000 billion and issued fully-paid ordinary share capital is (Won)3,309 billion. See “Government Support and Supervision—Government Support”.
(7)	See “Government Support and Supervision” for a description of the manner in which annual net income is transferred to the legal reserve and may be transferred to the voluntary reserve.
(8)	Previously classified as capital adjustments. Effective January 1, 2007, we adopted a set of new accounting standards issued by the Korea Accounting Standard Board and reclassified certain components of our balance sheet, income statement and cash flow statement. See “Notes to Non-Consolidated Financial Statements of December 31, 2007 and 2006—Note 2”.

Business

Purpose and Authority

We were established in 1976 as a special governmental financial institution pursuant to the KEXIM Act. The KEXIM Act, the Enforcement Decree of the KEXIM Act (the “KEXIM Decree”) and our Articles of Incorporation (the “By-laws”) define and regulate our powers and authority. We are treated as a special juridical entity under Korean law and are not subject to certain of the laws regulating activities of commercial banks.

We were established, as stated in the KEXIM Act, to “promote the sound development of the national economy and economic cooperation with foreign countries by extending the financial aid required for export and import transactions, overseas investment and the development of natural resources abroad.” As an instrument in serving the Government’s public policy objectives, we do not seek to maximize our profits. We do, however, strive to maintain an adequate level of profitability to strengthen our equity base in order to support the growth in the volume of our business.

Our primary purpose has been the provision of loans to facilitate Korean exports of capital goods and technical services. Most of our activities have been carried out pursuant to this authority and we characterize such loans as export credits. In September 1998, the Government amended the KEXIM Act and KEXIM Decree to expand the types of goods eligible for export credits that we may extend to include non-capital goods and to permit us to provide certain trade financing for transactions that require less than six months for completion.

We have the authority to undertake a range of other financial activities. These fall into three principal categories:

•	overseas investment credits;

•	import credits; and

•	guarantee facilities.

Overseas investment credits consist of loans to finance Korean overseas investments and projects. Import credits include the extension of loans to finance Korean imports of essential materials and natural resources. Guarantee facilities are made available to support the obligations of Korean exporters and importers.

We also have the authority to administer, on behalf of the Government, the Government’s Economic Development Cooperation Fund and the Inter-Korea Cooperation Fund, formerly known as South and North Korea Co-operation Fund.

We may also undertake other business activities incidental to the foregoing, including currency and interest rate swap transactions. We have engaged in such swap transactions for hedging purposes only.

Government Support and Supervision

The Government’s determination each fiscal year, regarding the amount of financial support to extend to us, plays an important role in determining our lending capacity. Such support has included contributions to capital, loans and transfers of our income to reserves.

Our authorized capital was (Won)30 billion when the Government enacted the KEXIM Act in 1969. The National Assembly amended the KEXIM Act and increased our authorized capital to (Won)150 billion in 1974, (Won)500 billion in 1977 and (Won)1,000 billion in 1986. The Government further increased our authorized capital to (Won)2,000 billion in January 1998 and (Won)4,000 billion in September 1998.

As of December 31, 1996, the capital contribution from the Government was approximately (Won)686 billion, all in cash. Since 1997, the Government has made capital contributions not only in cash but also in the form of shares of common stock of Government-affiliated entities. In 1997, the Government contributed (Won)185 billion in cash and in the form of shares of common stock of KT&G (formerly known as Korea Tobacco & Ginseng). In 1998, the Government contributed (Won)805 billion in cash and in the form of shares of common stock of KT&G, Korea Electric Power Corporation and Korea Expressway Corporation (formerly known as Korea Highway Corporation). From 1999 to 2004, the Government contributed (Won)1,100 billion in cash to our capital, directly and indirectly through The Bank of Korea and the Korea Development Bank.

In April 2005, the Government contributed (Won)500 billion in the form of shares of common stock of Korea Expressway Corporation owned by the Government and (Won)20 billion in cash to our capital to further support our lending to Korean manufacturers and exporters, in accordance with the Government policy to promote the Republic’s exports by providing such entities with the funds required for the construction and export of capital goods (such as industrial plants, industrial machinery, natural resource development, information infrastructure and overseas construction projects). In July 2007, the Government contributed (Won)3 billion in cash to our capital. Taking into account these capital contributions, as of December 31, 2007, our total paid-in capital was (Won)3,309 billion, compared to (Won)3,306 billion as of December 31, 2006.

Pursuant to the KEXIM Act, only the Government, The Bank of Korea, the Korea Development Bank, certain designated domestic banking institutions, exporters’ associations and international financial organizations may contribute to our paid-in capital. As of December 31, 2007, the Government directly owned 60.2% of our paid-in capital and indirectly owned, through The Bank of Korea and the Korea Development Bank, 35.2% and 4.6%, respectively, of our paid-in capital. See “Notes to Non-Consolidated Financial Statements of December 31, 2007 and 2006—Note 13”.

In addition to contributions to our capital, the Government provides funding for our financing activities. The Government has made loans available to us for our lending activities. We did not have any borrowing outstanding from the Government as of December 31, 2007.

The Government also supports our operation pursuant to Articles 36 and 37 of the KEXIM Act. Article 36 of the KEXIM Act and the By-laws provide that we shall apply our net income earned during each fiscal year, after deduction of depreciation expense for such fiscal year, in the following manner and in order of priority:

•	first, 20% of such net income is transferred to our legal reserve until the total amount of our legal reserve equals the total amount of our paid-in capital;

•

second, if the Minister of Strategy and Finance approves such distribution, the balance of any such net income, after such transfer to the legal reserve, is distributed to the institutions, other than the Government, that have contributed to our capital (up to a maximum 15% annual dividend rate); and

•

third, the remaining balance of any such net income is distributed in whatever manner our Operations Committee determines and the Minister of Strategy and Finance approves, such as additions to our voluntary reserve. As of December 31, 2007, we had a legal reserve of (Won)210.3 billion and a voluntary reserve of (Won)614.4 billion.

Article 37 of the KEXIM Act provides that “the annual net losses of the Export-Import Bank of Korea shall be offset each year by the reserve, and if the reserve be insufficient, the Government shall provide funds to cover the deficit.” As a result of the KEXIM Act, the Government is generally responsible for our operations and is legally obligated to replenish any deficit that arises if our reserves are insufficient to cover any of our annual net losses. In light of this provision, if we have insufficient funds to make any payment under any of our obligations, the Government would take appropriate steps by making a capital contribution, by allocating funds or by taking other action to enable us to make such payment when due. The provisions of Article 37 do not, however, constitute a direct guarantee by the Government of our obligations, and the provisions of the KEXIM Act, including Article 37, may be amended at any time by action of the National Assembly.

The Government closely supervises our operations including in the following ways:

•	the President of the Republic appoints our President upon the recommendation of the Minister of Strategy and Finance;

•	the Minister of Strategy and Finance appoints our Deputy President and Executive Directors upon the recommendation of our President;

•	one month prior to the beginning of each fiscal year, we must submit our proposed program of operations and budget for the fiscal year to the Minister of Strategy and Finance for his approval;

•	the Minister of Strategy and Finance must approve our operating manual, which sets out guidelines for all principal operating matters, including the range of permitted financings;

•	the Board of Audit and Inspection, a Government department, examines our settlement of accounts annually;

•

each of the Minister of Strategy and Finance and the Financial Services Commission has broad authority to require reports from us on any matter and to examine our books, records and other documents. On the basis of the reports and examinations, the Minister of Strategy and Finance may issue any orders it deems necessary to enforce the KEXIM Act or delegate examinations to the Financial Services Commission;

•

the Financial Services Commission may supervise our operations to ensure managerial soundness based upon the KEXIM Decree and the Bank Supervisory Regulations of the Financial Services Commission and may issue orders deemed necessary for such supervision;

•

we must submit our annual report to the Ministry of Strategy and Finance (formerly the Ministry of Finance and Economy) within two months after the end of each fiscal year and to the National Assembly within nine months after the end of each fiscal year outlining our operations and analyzing our activities during the relevant fiscal year; and

•	we may amend our By-laws and operating manual only with the approval of the Minister of Strategy and Finance.

Selected Financial Statement Data

You should read the following financial statement data together with our financial statements and notes included in this prospectus:

	Year Ended December 31,
	2003		2004		2005		2006		2007
	(billions of Won)
Income Statement Data
Total Interest Income	(Won)	370.6	(Won)	411.1	(Won)	514.1	(Won)	741.6	(Won)	1,037.0
Total Interest Expense		260.0		319.3		392.3		488.6		816.9
Net Interest Income		110.6		91.9		121.8		253.0		220.1
Total Revenues		693.3		849.9		1,224.0		1,279.1		2,264.4
Total Expenses		631.8		743.6		917.7		1,047.4		2,015.8
Income before Income Taxes		61.5		106.3		306.3		231.7		248.5
Income Tax Benefit (expense)		(17.4)		(28.8)		(81.8)		(63.4)		(64.3)
Net Income		44.1		77.5		224.5		168.3		184.3

	As of December 31,
	2003		2004		2005		2006		2007
	(billions of Won)
Balance Sheet Data
Total Loans(1)	(Won)	9,779.9	(Won)	10,127.2	(Won)	12,188.8	(Won)	15,050.5	(Won)	20,738.5
Total Borrowings(2)		7,740.9		7,842.6		9,221.8		11,798.7		17,412.2
Total Assets		11,281.6		12,170.6		15,155.8		17,448.5		23,639.4
Total Liabilities		8,103.1		8,626.5		10,277.4		12,688.5		18,703.9
Total Shareholders’ Equity(3)		3,178.5		3,544.1		4,878.4		4,759.9		4,935.5

(1)	Includes bills bought, foreign exchange bought, call loans, inter-bank loans in foreign currency and others.
(2)	Includes debentures.
(3)	Includes unappropriated retained earnings.

2007

We had net income of (Won)184.3 billion in 2007 compared to net income of (Won)168.3 billion in 2006.

The principal factors for the increase in net income in 2007 compared to 2006 included:

•

an increase in net gain on derivative financial instruments to (Won)498.2 billion in 2007 from 72.7 billion in 2006, primarily due to the appraisal gain in currency interest swap resulting from the depreciation of US dollar against other currencies; and

•	a decrease in provisions for loan losses to (Won)59.4 billion in 2007 from (Won)123.4 billion in 2006, primarily due to the enhanced asset quality of our assets.

The above factors were partially offset by an increase in net losses on foreign currency transactions to (Won)517.4 billion in 2007 from (Won)86.9 billion in 2006.

As of December 31, 2007, our total assets increased by 35.5% to (Won)23,639 billion from (Won)17,449 billion as of December 31, 2006, primarily due to a 37.8% increase in loans to (Won)20,739 billion as of December 31, 2007 from (Won)15,051 billion as of December 31, 2006.

As of December 31, 2007, our total liabilities increased by 47.4% to (Won)18,704 billion from (Won)12,689 billion as of December 31, 2006. The increase in liabilities was primarily due to a 54.5% increase in debentures to (Won)15,464 billion as of December 31, 2007 from (Won)10,012 billion as of December 31, 2006 and a 9.0% increase in borrowings to (Won)1,948 billion as of December 31, 2007 from (Won)1,787 billion as of December 31, 2006.

The increase in assets and liabilities is primarily due to an increase in the volume of loans and debt. The appreciation of the Won against the Dollar in 2007 compared to 2006 partially offset the effect of the increase in the volume of loans and debt, as a majority of our assets and liabilities consisted of foreign currency loans and debt.

As of December 31, 2007, our total shareholders’ equity increased by 3.7% to (Won)4,936 billion from (Won)4,760 billion as of December 31, 2006, primarily due to an increase in retained earnings by (Won)167 billion.

2006

We had net income of (Won)168.3 billion in 2006 compared to net income of (Won)224.5 billion in 2005.

The principal factors for the decrease in net income in 2006 compared to 2005 included:

•

net foreign exchange trading losses of (Won)87 billion in 2006 compared to net foreign exchange trading income of (Won)80 billion in 2005, primarily due to losses on Euro-denominated liability transactions resulting from the appreciation of the Euro against the Won and losses on Dollar-denominated asset transactions resulting from the depreciation of the Dollar against the Won; and

•

a decrease in gains on disposal of available-for-sale securities to (Won)184 billion in 2006 from (Won)261 billion in 2005; the (Won)261 billion gain in 2005 reflected principally the sale of our equity interest in Industrial Bank of Korea and the (Won)184 billion gain in 2006 reflected principally the sale of our equity interest in Korea Exchange Bank.

The above factors were partially offset by an increase in net interest income by (Won)131 billion.

As of December 31, 2006, our total assets increased by 15.1% to (Won)17,448 billion from (Won)15,156 billion as of December 31, 2005, primarily due to a 23.5% increase in loans to (Won)15,051 billion as of December 31, 2006 from (Won)12,189 billion as of December 31, 2005, which was partially offset by a 20.4% decrease in securities to (Won)2,558 billion as of December 31, 2006 from (Won)3,215 billion as of December 31, 2005.

As of December 31, 2006, our total liabilities increased by 23.5% to (Won)12,689 billion from (Won)10,277 billion as of December 31, 2005. The increase in liabilities was primarily due to a 16.8% increase in debentures to (Won)10,012 billion as of December 31, 2006 from (Won)8,571 billion as of December 31, 2005 and a 174.5% increase in borrowings to (Won)1,787 billion as of December 31, 2006 from (Won)651 billion as of December 31, 2005.

The increase in assets and liabilities is primarily due to an increase in the volume of loans and debt. The appreciation of the Won against the Dollar in 2006 compared to 2005 partially offset the effect of the increase in the volume of loans and debt, as a majority of our assets and liabilities consisted of foreign currency loans and debt.

As of December 31, 2006, our total shareholders’ equity decreased by 2.4% to (Won)4,760 billion from (Won)4,878 billion as of December 31, 2005 due to a decrease in valuation gains on available-for-sale securities and securities under the equity method by (Won)283 billion, which offset an increase in paid-in capital as a result of the Government’s (Won)10 billion capital injection and an increase in retained earnings by (Won)155 billion.

Operations

Loan Operations

Our primary objective since our establishment has been to promote the export and competitiveness of Korean goods and services in international markets. To this end, we have introduced various financing facilities and implemented lending policies that are responsive to the needs of Korean exporters and foreign importers. Over the years, we have also developed financing facilities and lending policies that are consistent with the Government’s overall economic policies. In the latter part of the 1980s, as a result of changing trade conditions and the increased internationalization of the Korean economy, overseas investment credits and import credits were promoted and began to constitute an important portion of our business. Our lending programs include (1) export credits to Korean exporters or foreign buyers of Korean goods and services, (2) overseas investment credits to Korean firms and (3) import credits to Korean importers.

Before approving a credit, we consider:

•	economic benefits to the Republic;

•	the industry’s rank in the order of priorities established by the Government’s export-import policy;

•	credit risk associated with the loans to be extended; and

•	the goal of diversifying our lending activities.

The KEXIM Act and the By-laws provide that we may extend credit only where repayment “is considered probable.” Accordingly, we carefully investigate the financial position of each prospective borrower and the technical and financial aspects of the project to be financed, and a loan is made only if we believe there is reasonable assurance of repayment. See “Credit Policies, Credit Approval and Risk Management—Credit Approval”.

We are currently required by the KEXIM Act and the KEXIM Decree to make loans with original maturities of not more than 25 years. The overall average life of our loans is approximately 3 years.

In 2007, we provided total loans of (Won)19,463 billion, an increase of 15.8% from the previous year, while our loan commitments amounted to (Won)22,945 billion, an increase of 16.5% from the previous year. The increase in loan disbursements was attributable mainly to increases in disbursements of overseas investment credits, which increased by 42.2% from the previous year. The increase in disbursements of overseas investment credits was primarily due to the growth of natural resources development projects by Korean firms in 2007.

The following table sets out the total amounts of our outstanding loans, categorized by type of credit:

	As of December 31,
	2005		2006		2007		As % of 2007 Total
	(billions of Won)
Export Credits(1)
Ships	(Won)	2,069.0	(Won)	3,249.3	(Won)	4,855.3	23.4
Industrial Plants		1,850.2		2,205.6		2,784.9	13.4
Machinery		406.9		352.7		398.7	1.9
Foreign Exchange Bought		637.7		616.0		541.8	2.6
Trade Bill Rediscount		565.4		776.8		922.2	4.4
Others(2)		2,535.7		2,617.2		3,154.9	15.2

Sub-total		8,064.9		9,817.6		12,657.8	61.0

Overseas Investment Credits		2,226.9		3,211.9		4,812.2	23.2
Import Credits		1,194.5		1,300.0		1,550.2	7.5
Others(3)		351.6		342.4		361.0	1.7
Call Loans and Inter-bank Loans in Foreign Currency		350.9		378.6		1,357.3	6.5

Total	(Won)	12,188.8	(Won)	15,050.5	(Won)	20,738.5	100.0%

(1)	Includes bills bought.
(2)	Includes interbank export loans, offshore loans, etc.
(3)	Includes domestic usance, loans for debt-equity swap, advances for customers, etc.

Source: Internal accounting records

The following table sets out our new loan commitments, categorized by type of credit:

New Loan Commitments by Type of Credit

	Year Ended December 31,
	2005		2006		2007		As % of 2007 Total
	(billions of Won)
Export Credits(1)
Ships	(Won)	3,051.6	(Won)	2,643.2	(Won)	2,618.2	11.4
Industrial Plants		1,764.1		1,327.6		1,932.4	8.4
Machinery		625.0		918.7		1,076.0	4.7
Foreign Exchange Bought		2,156.0		2,417.0		3,675.1	16.0
Trade Bill Rediscount		1,844.1		2,487.6		3,006.4	13.1
Others(2)		4,256.5		4,983.4		4,060.1	17.7

Sub-total		13,697.3		14,777.5		16,368.2	71.3

Overseas Investment Credits		1,937.8		2,410.0		3,767.2	16.4
Import Credits		1,548.3		2,511.4		2,809.9	12.2

Total	(Won)	17,183.4	(Won)	19,698.9	(Won)	22,945.3	100.0%

(1)	Includes bills bought.
(2)	Includes interbank export loans, offshore loans, etc.
Source:	Internal accounting records

Export Credits

We offer export credits to either domestic suppliers or foreign buyers to finance export transactions.

Export Credits to domestic suppliers include:

•	export loans to Korean exporters that export capital goods such as ships, industrial plants and machinery;

•	pre-shipment credit to Korean exporters or manufacturers producing export products;

•	technical service credit to Korean companies that export technical services abroad, including overseas construction projects;

•	short-term trade financing to Korean exporters that manufacture export goods under short-term export contracts;

•	small business export credit to small and medium-sized enterprises that manufacture export goods or supply materials needed by their primary exporters;

•	rediscount on trade bills to domestic commercial banks for exporters;

•	forfeiting to Korean exporters by discounting trade bills under the usance line of credit from export transactions on a non-recourse basis; and

•	export factoring to Korean exporters by discounting trade receivables that occurs from open account export transactions on credit on a non-recourse basis.

Export credits to foreign buyers include:

•	direct loans to foreign buyers that purchase Korean goods and services;

•

project finance to foreign companies that intend to import industrial plants, facilities and technical services from Korea for large-scale projects, of which the cash flows from such projects are the main source for repayment;

•	structured finance to foreign shipping companies that purchase ships from Korean shipyards, of which the repayment usually depends on the cash flows generated by the operation of ships; and

•	interbank export loans to creditworthy banks in foreign countries to help foreign buyers obtain credit for the purchase of goods and services of Korean origin.

As of December 31, 2007, export credits in the amount of (Won)12,657.8 billion represented 61.0% of our total outstanding loans.

Our new commitments for export credits in 2007 amounted to (Won)16,368.2 billion, an increase of 10.8% from (Won)14,777.5 billion in 2006. This increase in new commitments for export credits was due to an increase in demand for loan financing from both domestic exporters and foreign importers.

We offer export credits to Korean manufacturers and exporters in order to provide them with the funds required for the construction and export of Korean capital goods and technical services designated in our operating manual. Capital goods eligible for export credit financings currently include ships, industrial plants, industrial machinery and overseas construction projects. With respect to eligible items supported by our export credits, ships have traditionally had the largest share of our export credit operations. In September 1998, the Government amended the KEXIM Act to expand the types of goods eligible for our export credits to include non-capital goods.

We offer export loans and technical service credits to domestic suppliers at fixed (no less than the Commercial Interest Reference Rate) or floating rates of interest with maturities of up to twelve years for ships and maturities of varying terms, from two to fifteen years, for financings of other eligible items. We typically require a minimum down payment of 20% of the contract amount for ship export financings and a minimum down payment of 15% for financings of other eligible items. When the credit rating of a prospective borrower does not meet our internal rating criteria, these export credits are secured by promissory notes issued in connection with the relevant transaction, or letters of guarantees or letters of credit issued or confirmed by a creditworthy international bank or the importer’s government or central bank. Other terms and conditions under such export credit facilities must be in accordance with the Arrangement on Guidelines for Officially Supported Export Credits by the Organization for Economic Cooperation and Development. We offer direct loans to foreign buyers, project finance to project companies and structured finance for ships to foreign shipping companies under similar terms and conditions as export credit financings to domestic suppliers. We offer interbank export loans to overseas banks to facilitate imports by foreign importers of Korean manufactured goods. Interbank export loans are offered at fixed or floating rates of interest with maturities of up to ten years.

Overseas Investment Credits

We extend overseas investment credits to either Korean companies or foreign companies in which a Korean company has an equity share, to finance investments in eligible overseas businesses and projects. Such financing programs include:

•	overseas investment credit to Korean companies that invest abroad in the form of capital subscription, acquisition of stocks and long-term credit;

•	overseas project credit to Korean companies or their overseas subsidiaries engaging in businesses outside Korea;

•	major resources development credit to Korean companies for development of natural resources and acquisition of mining rights abroad; and

•	overseas business credit to foreign companies in which Korean companies have an equity stake, in the form of funds for purchasing equipment or working capital.

As of December 31, 2007, overseas investment credits amounted to (Won)4,812.2 billion, representing 23.2% of our total outstanding loans.

Our disbursements and commitments of overseas investment credits in 2007 increased by 42.2% to (Won)2,976.3 billion and by 56.3% to (Won)3,767.2 billion, respectively, over the previous year. Most of the overseas investment credits were loans to foreign companies in which a Korean company has an equity share.

Proposals for overseas investment credits to finance the acquisition of important materials or the development of natural resources for the Korean economy, as determined by the Government, are given priority, together with projects that promote the export of Korean goods and services. As a result, projects financed by our overseas investment credit program have been mainly in the fields of manufacturing or development of natural resources.

We offer overseas investment credits at either fixed or floating rates of interest with maturities up to 25 years (with a maximum five-year grace period on repayment). Such facilities may require security in the form of a bank guarantee, pledge or mortgage on the borrower’s local assets. Depending upon the size of the borrower, we will provide up to 100% of the financing required for the overseas investment project.

Import Credits

We offer import credits to Korean companies that directly import essential materials, natural resources and high-technology materials whose stable and timely supply is required for the national economy, or to Korean companies that import such items after developing them overseas. Import credits are extended for importation of eligible items, including nuclear fuels, aircraft, mineral ores, crude oil, lumber, wood pulp, grains, cotton, sugar, and equipment and machinery for research and development, and for use in advanced technological industries.

As of December 31, 2007, import credits in the amount of (Won)1,550.2 billion represented 7.5% of our total outstanding loans. Disbursements and new commitments of import credits amounted to (Won)2,807.7 billion and (Won)2,809.9 billion, respectively, in 2007, an increase of 12.9% and 11.8%, respectively, over the previous year, which was mainly due to the increased demand in financing for raw materials used for export and domestic consumption.

We offer import credits at either fixed or floating rates of interest with maturities up to ten years for equipment and machinery and shorter maturities of up to two years for other items, which may require security in the form of a bank guarantee, pledge or mortgage on the borrower’s local assets. Depending upon the size of the borrower, we will provide up to 90% of the import contract amount.

Guarantee Operations

We provide guarantees in favor of Korean commercial banks and foreign banks or foreign importers in respect of the obligations of Korean exporters in order to facilitate export and import financings. Such guarantee programs for Korean exporters and importers include (1) financial guarantees to co-financing banks that provide loans for transactions that satisfy our eligibility requirements and (2) project-related guarantees to foreign importers for the performance of Korean exporters on eligible projects in the form of bid bonds, advance payment bonds, performance bonds and retention bonds. Guarantee commitments as of December 31, 2007 amounted to (Won)62,789.2 billion, an increase of 37.4% over the previous year. Guarantees we confirmed as of December 31, 2007 totaled (Won)32,004.4 billion, an increase of 43.4% over the previous year.

We mainly issue project-related guarantees, which include:

•

advanced payment guarantees that are issued to overseas importers of Korean goods and services to support obligations to refund down payments made to Korean exporters in the event of a failure to deliver the goods to be exported; and

•	performance guarantees that are issued to foreign importers to support the performance by Korean exporters of their contractual obligations.

In 2007, we issued project related confirmed guarantees in the amount of (Won)20,520.2 billion, an increase of 47.2% over the previous year, which was mainly due to an increased need for advance payment guarantees arising from the increasingly active shipbuilding sector.

We also issue letters of credit to foreign exporters to assist in the financing of projects approved in connection with import credit loans, and to Korean exporters to assist in the financing of projects approved in connection with export credit loans.

For further information regarding our guarantee and letter of credit operations, see “Notes to Non-Consolidated Financial Statements of December 31, 2007 and 2006—Note 11”.

Government Account Operations

Economic Development Cooperation Fund

In 1987, the Government established the Economic Development Cooperation Fund (the “EDCF”) to provide loans, at concessional interest rates, to governments or agencies of developing countries for projects that contribute to industrial development or economic stabilization of such countries. We administer the EDCF on behalf of the Government and are responsible for project appraisal, documentation and administrative work relating to the EDCF Loans. The EDCF business accounts are maintained separately from our own account on behalf of the Government, and we derive no separate income or expenditures from our operation of the EDCF business. Government contributions constitute the primary funding source of the EDCF. Loan disbursements by the EDCF in 2007 amounted to (Won)155.3 billion for 39 projects in 20 countries, an increase of 14.1% from the previous year. As of December 31, 2007, the total outstanding loans extended by the EDCF was (Won)1,554.1 billion, an increase of 9.1% from the previous year.

Inter-Korea Cooperation Fund

In 1991, the Government established the Inter-Korea Cooperation Fund (the “IKCF”) to promote mutual exchanges and cooperation between the Republic and North Korea by engaging in funding and financing activities to support family reunions, cultural events, academic seminars, trade and economic cooperation between the two countries. We administer the IKCF under the initiative and policy coordination of the Ministry of Unification. The IKCF accounts are maintained separately from our own account. Government contributions are the major funding source of the IKCF. The IKCF disbursements during 2007 amounted to (Won)715.7 billion for 217 projects, and cumulative total disbursements as of December 31, 2007 were (Won)5,179.2 billion, an increase of 16% from (Won)4,463.5 billion as of 2006.

Other Operations

We engage in various other activities related to our financing activities.

Activities in which we currently engage include:

•

country information services performed by the Overseas Economic Research Institute, which conducts country studies and country risk evaluation to assist in the efficient utilization of our financial resources;

•

export credit advisory services, which are aimed at bringing about a larger share of overseas bidding by giving Korean exporters a wide range of knowledge on the country, industry, market and financial situation of the importing country in the early stage of the tendering process or contract negotiations;

•	consulting services by in-house professionals including lawyers, accountants and regional experts who consult on international transactions; and

•	management of Korea’s foreign direct investment database.

Description of Assets and Liabilities

Except where expressly indicated otherwise, loans in Won and loans in foreign currencies are collectively referred to as the “Loans”. Bills bought, foreign exchange bought and advances for customers are collectively referred to as the “Other Loans”. Loans and Other Loans are collectively referred to as the “Loan Credits”. Confirmed guarantees and acceptances are collectively referred to as the “Guarantees”. Loan Credits and Guarantees are collectively referred to as the “Credit Exposure”.

Total Credit Exposure

We extend credits to support export and import transactions, overseas investment projects and other relevant products in various forms including loans and guarantees.

The following table sets out our Credit Exposure as of December 31, 2005, 2006 and 2007, categorized by type of exposure extended:

		As of December 31,
		2005			2006			2007
		(billions of Won, except for percentages)
A	Loans in Won	(Won)	2,479	7.8%	(Won)	3,084	8.4%	(Won)	3,771	7.2%
B	Loans in Foreign Currencies		8,554	27.0		10,855	29.6		14,986	28.8
C	Loans (A+B)		11,034	34.8		13,939	38.0		18,757	36.0
D	Other Loans		804	2.5		733	2.0		625	1.2
E	Call Loans and Inter-bank Loans in Foreign Currency		351	1.1		379	1.0		1,357	2.6
F	Loan Credits (C+D+E)		12,189	38.4		15,051	41.0		20,739	39.8
G	Allowances for Possible Loan Losses		(518)	(1.6)		(601)	(1.6)		(654)	(1.3)
H	Present Value Discount (PVD)		(52)	(0.2)		(43)	(0.1)		(38)	(0.1)
I	Loan Credits including PVD (F-G-H)		11,619	36.6		14,407	39.3		20,047	38.5
J	Guarantees		20,116	63.4		22,314	60.7		32,004	61.5
K	Credit Exposure (I+J)		31,735	100.0		36,721	100.0		52,051	100.0

Loan Credits by Geographic Area

The following table sets out the total amount of our outstanding Loan Credits (excluding call loans and inter-bank loans in foreign currency) as of December 31, 2005, 2006 and 2007, categorized by geographic area(1):

	As of December 31(1)(2),
	2005		2006		2007		As % of 2007 Total
	(billions of Won)
Asia	(Won)	5,194	(Won)	5,802	(Won)	7,349	37.9%
Europe		2,466		3,830		5,916	30.5
Middle East		1,708		2,020		3,099	16.0
Central and South America		748		825		599	3.1
North America		1,586		1,876		2,166	11.2
Africa		10		108		32	0.2
Others		126		211		220	1.1

Total	(Won)	11,838	(Won)	14,672	(Won)	19,381	100.0%

(1)	For purposes of this table, export credits have been allocated to the geographic areas in which the foreign buyers of Korean exports are located; overseas investment credits have been allocated to the geographic areas in which the overseas investments being financed are located; and import credits have been allocated to the geographic areas in which the sellers of the imported goods are located.
(2)	Excludes call loans, inter-bank loans in foreign currency, and loan value adjustments.

Source: Internal accounting records.

We engage in business related to Iran, including transactions involving as counterparties Iranian banks that may be indirectly owned or controlled by the Iranian government. The U.S. State Department has designated Iran as a state sponsor of terrorism, and U.S. law generally prohibits U.S. persons from doing business in Iran. We are a Korean bank and our activities with respect to Iran have not involved any U.S. person in either a managerial or operational role and have been subject to policies and procedures designed to ensure compliance with applicable Korean laws and regulations.

Our business related to Iran consists solely of extensions of credit and financing provided in connection with exports of South Korean goods and services to Iran and our disbursements of Iran-related credits are made directly to Korean suppliers or exporters except certain credits made to Iranian banks. Such activities have involved export-related credits to finance the export contracts of Korean exporters supplying goods and services to Iranian companies, credit line extensions to Iranian banks to finance consumer products exports by Korean exporters, extensions of credit through non-recourse discounting of export trade bills, and purchases of promissory notes securing export transactions. Our Loans to Iran represented 6.0%, 5.8% and 4.1% of our total assets as of December 31, 2005, December 31, 2006 and December 31, 2007, respectively, and also represented 7.4%, 6.7% and 4.7% of our Loan Credits, respectively, as of the above dates. Our Loans to Iran, categorized by country that has the final redemption risk of loans, represented 4.9% of our total assets and 5.6% of our Loan Credits as of December 31, 2007. Our total revenues from transactions with Iran in 2005, 2006 and 2007 represented 4.8%, 5.4% and 3.6% of our total revenues, respectively, in those years.

We are aware, through press reports and other means, of initiatives by governmental entities in the U.S. and by U.S. institutions such as universities and pension funds, to adopt laws, regulations or policies prohibiting transactions with or investment in, or requiring divestment from, entities doing business with Iran. It is possible that such initiatives may result in our being unable to gain or retain entities subject to such prohibitions as customers or as investors in our debt securities. In addition, our reputation may suffer due to our association with Iran. Such a result could have significant adverse effects on our business or the price of our debt securities.

Individual Exposure

The KEXIM Decree imposes limits on our aggregate credits extended to a single person or business group. As of the date hereof, we are in compliance with such requirements.

As of December 31, 2007, our largest Credit Exposure was to Hyundai Heavy Industries Group Companies in the amount of (Won)11,271 billion.

As of December 31, 2007, our second largest and third largest Credit Exposures were to Samsung Group companies in the amount of (Won)8.138 billion and to Daewoo Shipbuilding & Marine Engineering in the amount of (Won)5,384 billion.

The following table sets out our five largest Credit Exposures as of December 31, 2007(1):

Rank	Name of Borrower	Loans		Guarantees		Total
		(billions of Won)
1	Hyundai Heavy Industries	(Won)	24.9	(Won)	11,246.0	(Won)	11,270.9
2	Samsung		19.6		8,118.3		8,137.9
3	Daewoo Shipbuilding & Marine Engineering		15.0		5,369.3		5,384.3
4	Doosan.		1,193.7		437.2		1,630.9
5	Hyundai Motor Co.		928.1		430.1		1,358.2

(1)	Includes loans and guarantees extended to affiliates.

Source: Internal accounting records.

Asset Quality

The Supervisory Regulation of Banking Business (“Supervisory Regulation”) legislated by the Financial Services Commission requires banks, including us, to analyze and classify their credits into one of five categories as normal, precautionary, substandard, doubtful or estimated loss by taking into account borrowers’ repayment capacity as well as a number of other factors including the financial position, profitability, transaction history of the relevant borrower and the value of any collateral or guarantee taken as security for the extension of credit. Categorizations are applied to all loans except call loans and interbank loans, which are classified as normal. The Supervisory Regulation also requires banks, including us, to provide the minimum rate of loan loss provision for each category. Credit categorizations and minimum reserve ratios are as follows:

Normal	Credits extended to customers which, in consideration of their business and operations, financial conditions and future cash flows, do not raise concerns regarding their ability to repay the credits. 0.85% or more reserves required (for companies in certain industries, 0.9% or more).

Precautionary	Credits extended to customers (1) which, in consideration of their business and operations, financial conditions and future cash flows, are judged to have potential risks with respect to their ability to repay the credits in the future, although there have not occurred any immediate risks of default in repayment; or (2) which are in arrears for one month or more but less than three months. 7.0% or more reserves required.

Substandard	(1) Credits extended to customers, which in consideration of their business and operations, financial conditions and future cash flows, are judged to have incurred considerable risks for default in repayment as the customers’ ability to repay has deteriorated; or (2) that portion which is expected to be collected of total credits (a) extended to customers which have been in arrears for three months or more, (b) extended to customers which are judged to have incurred serious risks due to the occurrence of final refusal to pay their promissory notes, liquidation or bankruptcy proceedings, or closure of their businesses or (c) of “Doubtful Customers” or “Estimated-loss Customers” (each as defined below). 20% or more reserves required.

Doubtful	That portion of credits in excess of the amount expected to be collected of total credits extended to (1) customers (“Doubtful Customers”) which, in consideration of their business and operations, financial conditions and future cash flows, are judged to have incurred serious risks of default in repayment due to noticeable deterioration in their ability to repay; or (2) customers which have been in arrears for three months or more but less than twelve months. 50% or more reserves required.

Estimated Loss	That portion of credits in excess of the amount expected to be collected of total credits extended to (1) customers (“Estimated-loss Customers”), which, in consideration of their business and operations, financial conditions and future cash flows, are judged to have to be accounted as a loss as the inability to repay became certain due to serious deterioration in their ability to repay; (2) customers which have been in arrears for twelve months or more; or (3) customers which are judged to have incurred serious risks of default in repayment due to the occurrence of final refusal to pay their promissory notes, liquidation or bankruptcy proceedings, or closure of their businesses. 100% reserves required.

In November 2004, the Financial Services Commission announced loan loss provisioning guidelines for banks, which include a requirement that banks take into account “expected loss” based on their own “historical loss” with respect to credits in establishing their allowance for loan losses, instead of establishing such allowances based on the classification of credits under the current asset classification criteria.

Based on the guidelines, we established new loan loss provisioning levels taking into account a borrower’s industry risk, individual credit risk and financial risk based on our system for evaluating “expected loss”. In 2005, we also modified our loan loss provisioning methodology with respect to normal loans. Loans classified as normal were categorized either as domestic loans or overseas loans. Domestic loans were further subdivided into small and medium-sized business loans and big enterprise loans. Our loan loss provisioning level for domestic loans was established based on a basic loan loss provisioning rate and default risk level according to the term of such loan (i.e., the year of maturity). The basic loan loss provisioning rate for small and medium-sized business loans was calculated based on our system for evaluating “historical loss”. With respect to the basic loan loss provisioning rate for big enterprise loans, we did not have enough statistical data for historical loan losses with respect to such loans so we applied an average rate of other Korean banks’ provisioning levels for normal loans. Our loan loss allowance for overseas normal loans was calculated based on sovereign credit ratings and on whether a borrower was a public or private enterprise. In addition, we changed our reserve policies for confirmed acceptances and guarantees pursuant to the amended Supervisory Regulation of Banking Business. We have also established reserves for unconfirmed acceptances and guarantees as well as commitments since January 1, 2005. For more detailed information on modifications with respect to loan loss provisioning, see “Notes to Non-Consolidated Financial Statements of December 31, 2007 and 2006—Note 2”.

Asset Classifications

The following table provides information on our loan loss reserves:

	As of December 31, 2006					As of December 31, 2007
	Loan Amount(1)		Minimum Reserve Ratio	Loan Loss Reserve(2)		Loan Amount(1)		Minimum Reserve Ratio		Loan Loss Reserve(2)
	(in billions of Won, except percentages)
Normal	(Won)	59,787.3	0.7%	(Won)	730.9	(Won)	81,794.2	0.85	%(3)	(Won)	875.7
Precautionary		542.9	7.0%		126.1		302.6	7.0%			67.2
Sub-standard		14.9	20.0%		6.5		42.5	20.0%			18.5
Doubtful		21.5	50.0%		20.3		6.4	50.0%			6.1
Estimated Loss		13.1	100.0%		13.1		24.8	100.0%			24.9

Total	(Won)	60,379.7		(Won)	896.9	(Won)	82,170.5			(Won)	992.4

(1)	These figures include loans (excluding interbank loans and call loans), domestic usance, bills bought, foreign exchange bought, advances for customers, confirmed and unconfirmed acceptances and guarantees.
(2)	These figures include present value discount.
(3)	0.9% for companies in certain industries.

Reserves for Credit Losses

The following table sets out our 10 largest non-performing assets as of December 31, 2007. Non-performing assets (“NPA”) are (i) assets classified as doubtful and estimated loss, (ii) assets in delinquency of repayments of principal or interest more than three months, or (iii) assets exempted from interest payments due to restructuring or rescheduling.

Borrower	Loans		Guarantees	Total
	(billions of Won)
PANTECH Co., Ltd.	(Won)	18,276	—	(Won)	18,276
Daewoo Electronics DE Mexico S.A.		4,571	—		4,571
Banco Santos S.A.		3,971	—		3,971
I-Texfil Ltd.		3,784	—		3,784
PANTECH & Curitel Communications, Inc.		3,420	—		3,420
E-Rae Electronics Industry Co., Ltd.		2,360	—		2,360
Pioneer (Cayman) Co., Ltd.		1,989	—		1,989
Dongjin Global Textile Corp.		1,700	—		1,700
Ajin Paper & Packing Co.		1,700	—		1,700
Innostream Inc.		1,005	—		1,005

Total	(Won)	42,776	—	(Won)	42,776

In the early 1990’s, at the direction of the Government, we extended a commodity loan in the aggregate amount of US$466 million to Vnesheconombank, the Bank for Foreign Economic Affairs of the former Soviet Union, which was guaranteed by the government of the former Soviet Union, as part of the Government’s policy to enhance economic cooperation between the two countries. Since the dissolution of the Soviet Union, the Government has been negotiating repayment terms with the government of the Russian Federation, which has agreed to assume the guarantee of the former Soviet Union in respect of the obligations of Vnesheconombank under such loan. In 1995, the two governments came to an agreement on a repayment schedule in respect of approximately half of the loan. Since the agreement was made, US$229 million of the principal was repaid.

In June 2003, the two governments reached an agreement as to the rescheduling of the remaining portion of the loan and the change of the borrower from Vnesheconombank to the government of the Russian Federation. As a result, in September 2003, we upgraded the classification of the outstanding (Won)258 billion (including accrued and unpaid interest) of our exposure to the government of the Russian Federation from estimated loss to doubtful in terms of asset quality and established a 70% provisioning level for that credit exposure. In June 2004, we further upgraded the classification of our exposure to the government of the Russian Federation from doubtful to precautionary in terms of asset quality, following the continued repayment of the loan by the government of the Russian Federation in accordance with the agreed payment schedule. As of December 31, 2007, our exposure to the government of the Russian Federation amounted to (Won)178.8 billion and we established a 7.0% provisioning level for that credit exposure.

We cannot provide any assurance that our current level of exposure to non-performing assets will continue in the future or that any of its borrowers (including its largest borrowers as described above) is not currently facing, or in the future will not face, material financial difficulties.

As of December 31, 2007, the amount of our non-performing assets was (Won)57 billion, an increase of 29.6% from (Won)44 billion as of December 31, 2006. However, our non-performing asset ratio decreased because the increase in the amount of our total asset was proportionately higher than the increase in the amount of our non-performing assets.

The following table sets forth our reserves for possible credit losses as of December 31, 2006 and 2007:

	As of December 31,
	2006		2007
	(billions of Won, except for percentages)
Loan Loss Reserve (A)	(Won)	896.9	(Won)	992.4
NPA (B)(1)		43.8		56.6
Total Equity (C)		4,759.9		4,935.5
Reserve to NPA (A/B)		2,047.7%		1,753.4%
Equity at Risk (B-A)/C		—		—

(1)	Non-performing assets, which are defined as (a) assets classified as doubtful and estimated loss, (b) assets in delinquency of repayments of principles or interests more than 3 months or (c) assets exempted from interest payments due to restructuring or rescheduling.

Source: Internal accounting records.

The following table sets forth our actual loan loss reserve ratios under the Financial Services Commission guidelines as of December 31, 2006 and 2007:

Classification of Loans	Financial Services Commission Guidelines	Actual Reserve Coverage (as of December 31, 2006)	Actual Reserve Coverage (as of December 31, 2007)
Normal	More than 0.85%(1)	3.4%	3.0%
Precautionary	More than 7.0%	23.3%	22.8%
Substandard	More than 20%	43.5%	43.6%
Doubtful	More than 50%	94.7%	94.7%
Estimated Loss	100%	100.0%	100.0%

(1)	Effective December 31, 2007, the Financial Services Commission increased the minimum rate of loan loss provision for normal from 0.7% to 0.85% (0.9% for companies in certain industries)

Investments

Under the KEXIM Decree, we are not allowed to hold stocks or securities of more than three years’ maturity in excess of 60% of our equity capital. However, investment in the following securities is not subject to this restriction:

•	Government bonds;

•	BOK currency stabilization bonds;

•	securities acquired via Government investment; and

•	securities acquired through investment approved by the Government, for research related to our operations or our financing.

As of December 31, 2007, our total investment in securities amounted to (Won)2,535 billion, representing 10.7% of our total assets. Our securities portfolio consists primarily of available-for-sale securities. Available-for-sale securities mainly comprise equity securities in Korea Exchange Bank and Industrial Bank of Korea which were recapitalized by the Government through us and equity securities in Korea Expressway Corporation which were in-kind contributions made by the Government to us. In October 2005, we sold 32,000,000 shares of common stock, which represented 79.0% of our holding of common stock in Industrial Bank of Korea, for (Won)420.6 billion. In May 2006, we sold 49,134,208 shares of common stock, which represented 54.9% of our holding of common stock in Korea Exchange

Bank, for (Won)417.0 billion. In 2007, we sold 2,376,495 shares of common stock, which represented 18.4% of our holding of common stock and 469,932 shares of preferred stock which represented 59.7% of our holding of preferred stock in SK Networks, for (Won)1,031.4 billion.

The following table sets out the composition of our securities as of December 31, 2007:

Type of Investment Securities	Amount		%
	(billions of Won)
Available-for-sale Securities	(Won)	2,441.8	96.3%
Securities held-to-maturity		—	—
Investments in Associates		93.0	3.7%

Total	(Won)	2,534.8	100.0%

For further information relating to the classification guidelines and methods of valuation for unrealized gains and losses on our securities, see “Notes to Non-Consolidated Financial Statements of December 31, 2007 and 2006—Note 2”.

Guarantees and Acceptances and Contingent Liabilities

We have credit risk factors that are not reflected on the balance sheet, which include risks associated with guarantees and acceptances. Guarantees and acceptances do not appear on the balance sheet, but rather are recorded as an off-balance sheet item in the notes to the financial statements. Guarantees and acceptances include financial guarantees, project related guarantees, such as bid bond, advance payment bond, performance bond or retention bond, and acceptances and advances relating to trade financings such as letters of credit or import freight. Contingent liabilities, for which the guaranteed amounts were not finalized, appear as unconfirmed guarantees and acceptance items in the notes to the financial statements as off-balance sheet items.

As of December 31, 2007, we issued a total amount of (Won)32,004.4 billion in confirmed guarantees and acceptances, of which (Won)31,995.8 billion, representing 99.97% of the total amount, were classified as normal and (Won)8.6 billion, representing 0.03% of the total amount, were classified as precautionary.

Derivatives

The objective in our strategy and policies on derivatives is to actively manage and minimize our foreign exchange and interest rate risks. We do not take proprietary derivative positions. It is our policy to hedge all currency and interest rate risks wherever possible (taking into consideration the cost of hedging). We use various hedging instruments, including foreign exchange forwards and options, interest rate swaps, and cross currency swaps.

Under our internal trading rules that have been submitted to the Financial Supervisory Service, our policy is to engage in derivative transactions mainly for hedging our own position. As part of our total exposure management system, we monitor our exposure to derivatives and may make real-time inquiries, which enables our Risk Management Department to check our exposure on a regular basis. Under the guidelines set by the Financial Supervisory Service, we are required to submit reports on our derivatives exposure to the Financial Supervisory Service on a quarterly basis. As a measure to reduce the risk of intentional manipulation or error, we have separated responsibility for different functions such as initiation, authorization, approval, recording, monitoring and reporting to the Financial

Supervisory Service. The Risk Management Department conducts regular reviews of derivative transactions to monitor any breach of compliance with the relevant regulatory requirements.

As of December 31, 2007, our outstanding loans made at floating rates of interest totaled approximately (Won)13,146 billion, whereas our outstanding borrowings made at floating rates of interest totaled approximately (Won)10,493 billion, including those raised in Japanese yen, Singapore dollars, Hong Kong dollars, Euros, Mexican pesos and swapped into U.S. dollar floating rate borrowings. As a result, we are exposed to possible interest rate risks to the extent that the amount of our loans made at floating rates of interest exceeds the amount of our borrowings made at floating rates of interest. Foreign exchange risk arises because a majority of our assets and liabilities is denominated in non-Won currencies. In order to match our currency and interest rate structure, we generally enter into swap transactions. As of December 31, 2007, we had entered into 86 currency related derivative contracts with a notional amount of (Won)6,663.6 billion and valuation for BIS capital ratio purposes of (Won)58.3 billion and had entered into 51 interest rate related derivative contracts with a notional amount of (Won)5,925.3 billion and valuation for BIS capital ratio purposes of (Won)54.0 billion. See “Notes to Non-Consolidated Financial Statements of December 31, 2007 and 2006—Note 14”.

Sources of Funding

We obtain funds primarily through borrowings from the Government or governmental agencies, the issuance of bonds in both domestic and international capital markets, borrowings from domestic and foreign financial institutions, capital contributions and internally generated funds. Internally generated funds result from various activities we carried on and include principal and interest payments on our loans, fees from guarantee operations and other services, and income from marketable securities we hold.

We raised a net total of (Won)20,831 billion (new borrowings plus loan repayments by our clients less repayment of our existing debt) during 2007, a 20.5% increase compared with the previous year’s (Won)17,281 billion. The total loan repayments, including prepayments by our clients, during 2007 amounted to (Won)15,818 billion, an increase of 17.9% from (Won)13,422 billion during 2006.

Since our establishment, borrowings from the Government have provided a substantial portion of our financial resources. As of December 31, 2003, the outstanding amount of our borrowings from the Government was (Won)1,188 billion, which consisted of (Won)110 billion in Won and (Won)1,078 billion in foreign currencies. In 2004, we repaid all of the amounts borrowed from the Government and as of December 31, 2005, 2006 and 2007, we had no outstanding borrowings from the Government. Instead, we issued Won-denominated domestic bonds in the aggregate amount of (Won)500 billion, (Won)680 billion and (Won)1.450 billion during 2005, 2006 and 2007, respectively.

We have diversified our funding sources by borrowing from various overseas sources and issuing long-term floating-rate notes and fixed-rate debentures in the international capital markets. These issues were in foreign currencies, including Dollars, Japanese Yen, Euro, Hong Kong Dollar, Singapore Dollar, Swiss franc, Brazilian Real, New Turkish Lira and Mexican peso and have original maturities ranging from one to ten years. During 2007, we issued eurobonds in the aggregate principal amount of US$5,351 million in various types of currencies under our existing Euro medium term notes program (the “EMTN Program”), a 118% increase compared with the previous year’s US$2,457 million. These bond issues consisted of offerings of US$705 million, HK$3,980 million, Singapore $305 million, Swiss franc 350 million, New Turkish Lira 2,899 million and Brazilian Real 2,589 million. In addition, we issued global bonds during 2007 in the aggregate amount of US$1,800 million,

Euro 750 million and Peso 1,000 million under our U.S. shelf registration statement (the “U.S. Shelf Program”), a 93% increase compared with the previous year’s US$1,784 million. As of December 31, 2007, the outstanding amounts of such notes and debentures were US$8,120 million, Euro 1,375 million, Singapore $355 million, HK$4,330 million, Brazilian Real 2,788 million, Swiss franc 350 million, Japanese Yen 35,000 million, New Turkish Lira 1,995 million and Mexican Peso 1,000 million. In 2008, we issued notes in the aggregate principal amount of US$347 million in several currencies such as Dollar, Japanese Yen and Hong Kong Dollar pursuant to the EMTN Program and MYR1,000 million (equivalent to US$312 million) pursuant to the Malaysia Ringgit MTN Program, and in January 2008, we issued notes in the aggregate principal amount of Mexican Peso 1,000 million (equivalent to US$110 million) under the U.S. Shelf Program.

We also borrow from foreign financial institutions in the form of loans that are principally made by syndicates of commercial banks at floating or fixed interest rates and in foreign currencies, with original maturities ranging from one to ten years. As of December 31, 2007, the outstanding amount of such borrowings from foreign financial institutions increased to (Won)94 billion from (Won)23 billion as of December 31, 2006.

Our paid-in capital has increased from time to time since our establishment. From April 1997 to December 2007, the Government contributed (Won)2,623 billion to our capital. As of December 31, 2007, our total paid-in capital amounted to (Won)3,309 billion, and the Government, The Bank of Korea and the Korea Development Bank owned 60.2%, 35.3% and 4.6%, respectively, of our paid-in capital.

In connection with our fund raising activities, we have from time to time sold third parties promissory notes, including related guarantees, acquired as collateral in connection with export credit financings.

The KEXIM Act provides that the aggregate outstanding principal amount of all of our borrowings, including the total outstanding export-import financing debentures we issued in accordance with the KEXIM Decree, may not exceed an amount equal to thirty times the sum of our paid-in capital plus our reserves. As of December 31, 2007, the aggregate outstanding principal amount of our borrowings (including export-import financing debentures), (Won)17,412 billion, was equal to 13.4% of the authorized amount of (Won)129,533 billion.

We are not permitted to accept demand or time deposits.

Each year we must submit to the Government for its approval an operating plan which includes our target levels for different types of funding. The following table is the part of the operating plan dealing with fund-raising for 2008:

Sources of Fund	(billions of Won)
Capital Contribution	(Won)	—
Borrowings		9,650
Collection of Loans		15,574
Repayment of Debts		5,000

Net Collection of Loans		10,574
Others		776

Total	(Won)	21,000

Debt

Debt Repayment Schedule

The following table sets out the principal repayment schedule for our debt outstanding as of December 31, 2007:

Debt Principal Repayment Schedule

	Maturing on or before December 31,
Currency(1)	2008	2009	2010	2011	Thereafter
	(billions of won)
Won	1,260.0	80.0	190.0	—	—
Foreign	4,095.3	2,448.8	965.1	1,219.7	5,409.6

Total Won Equivalent	5,355.3	2,528.8	1,155.1	1,219.7	5,409.6

(1)	Borrowings in foreign currency have been translated into Won at the market average exchange rates on December 31, 2007, as announced by the Seoul Money Brokerage Services Ltd.

Normally we determine the level of our foreign currency reserves based upon an estimate, at any given time, of aggregate loan disbursements to be made over the next two to three months. Our average foreign currency reserves in 2006 and 2007 were approximately US$279 million and US$1,047 million, respectively. Although we currently believe that such reserves, together with additional borrowings available under our uncommitted short-term backup credit facilities and commercial paper programs, will be sufficient to repay our outstanding debt as it becomes due, there can be no assurance that we will continue to be able to borrow under such credit facilities, or that the devaluation of the Won will not adversely affect our ability to access funds sufficient to repay our foreign currency denominated indebtedness in the future. In addition to maintaining sufficient foreign currency reserves, we monitor the maturity profile of our foreign currency assets and liabilities to ensure that there are sufficient maturing assets to meet our liabilities as they become due. As of December 31, 2007, our foreign currency assets maturing within three months, six months exceeded our foreign currency liabilities coming due within such periods by US$1,120 million and US$1,457 million, respectively. Our foreign currency liabilities maturing within one year, however, exceeded our foreign currency assets maturing within one year by US$118 million. As of December 31, 2007, our total foreign currency liabilities exceeded our total foreign currency assets by US$89 million.

Debt Record

We have never defaulted in the payment of principal of, or interest on, any of our obligations.

Credit Policies, Credit Approval and Risk Management

Credit Policies

The Credit Policy Department functions as our centralized policy-making and planning division with respect to our lending activities. The Credit Policy Department formulates and revises our internal regulations on loan programs, sets basic lending guidelines on a country basis and gathers data from our various operating groups and produces various internal and external reports.

Credit Approval

We have multiple levels of loan approval authority, depending on the loan amount and other factors such as the nature of the credit, the conditions of the transaction, and whether the loan is secured. Our Executive Board of Directors can approve loans of any amount. The Chief Executive Committee, Credit Committee, Loan Officer Committee, Director Generals and Directors (Team Heads) each have authority to approve loans up to a specified amount. The amount differs depending on the type of loan and certain other factors, for example, whether a loan is collateralized or guaranteed.

At each level of authority, loan applications are reviewed on the basis of the feasibility of the project from a technical, financial and economic point of view in addition to evaluating the probability of recovery. In conducting such a review, the following factors are considered:

•	eligibility of the transaction under our financing criteria;

•	country risk of the country of the borrower and the country in which the related project is located;

•	credit risk of the borrower;

•	a supplier’s ability to perform under the related supply contract;

•	legal disputes over the related project and supply contract; and

•	availability of collateral.

When the credit rating of a prospective borrower does not meet our internal rating criteria, our policy is to ensure that the loans are either guaranteed by leading international banks or governments or made on a partially or fully secured basis. Guarantees are required if the credit rating of a prospective borrower does not meet our internal rating criteria. As of December 31, 2007, approximately 10.6% of our total outstanding loans were guaranteed by banks or governments and made on a partially or fully secured basis.

Risk Management

Our overall risk management policy is set by the Risk Management Committee, which meets on a quarterly basis and from time to time to establish tolerance limits for various exposures, whereas the overall risk management is overseen by the Risk Management Department, which is responsible for monitoring risk exposure.

The Risk Management Department reports our loan portfolio to the Financial Supervisory Service on a quarterly basis. The Risk Management Department also monitors our operating groups’ compliance with internal guidelines and procedures. To manage liquidity risk, we review the strategy for the sources and uses of funds, with each division submitting projected sources and uses to the Treasury Department. The Risk Management Department and the Treasury Department continually monitor our overall liquidity and the Treasury Department prepares both weekly and monthly cashflow forecasts. Our policy is to maintain a liquidity level, which can cover loan disbursements for a period of two to three months going forward. We protect ourselves from potential liquidity squeezes by maintaining sufficient amount of liquid assets with additional back-up of short-term credit lines.

Our core lending activities expose us to market risk, mostly in the form of interest rate and foreign currency risks. The Risk Management Department reports six-month projections of our interest rate and foreign exchange gap positions to the Risk Management Committee on a quarterly basis. We also monitor changes in, and matches of, foreign currency assets and liabilities in order to reduce exposure to currency fluctuations.

One of the key components of our risk management policy, which also affects our fund-raising efforts, is to monitor matches of asset maturities and liability maturities. The average maturity as of December 31, 2007 for our Won- and foreign currency-denominated loans was eight months and 40 months, respectively, and for Won- and foreign currency-denominated liabilities was nine months and 36 months, respectively.

We follow an overall risk management process where we:

•	determine the risk management objectives;

•	identify key exposures;

•	measure key risks; and

•	monitor risk management results.

Our risk management system is a continuous system that is frequently evaluated and updated on an ongoing basis.

Capital Adequacy

Under the Financial Supervisory Service’s guidelines on risk-adjusted capital which were introduced in consideration of the standards we set for International Settlement, all banks in Korea, including us, are required to maintain a capital adequacy ratio (Tier I and Tier II) of at least 8% on a consolidated basis. To the extent that we fail to maintain this ratio, the Korean regulatory authorities may require corrective measures ranging from management improvement recommendations to emergency measures such as disposal of assets. As of December 31, 2007, our capital adequacy ratio was 11.0%, a decrease from 11.9% as of December 31, 2006, primarily as a result of an increase in loans and guarantees.

The following table sets forth our capital base and capital adequacy ratios reported as of December 31, 2005, 2006 and 2007:

	2005		2006		2007
	(millions of Won, except for percentages)
Tier I	(Won)	3,980,289	(Won)	4,132,777	(Won)	4,290,985
Paid-in Capital		3,295,755		3,305,755		3,308,755
Retained Earnings		689,226		848,411		1,010,994
Deductions from Tier I Capital		4,692		21,389		28,764
Capital Adjustments		—		—		—
Deferred Tax Asset		—		—		(603)
Others		(4,692)		(21,389)		(28,161)
Tier II (General Loan Loss Reserves)		841,666		798,764		866,470
Deductions from all capital		—		—		—
Total Capital		4,821,955		4,931,541		5,157,455
Risk Adjusted Assets		34,755,318		41,487,029		46,707,367
Capital Adequacy Ratios
Tier I		11.5%		10.0%		9.2%
Tier I and Tier II		13.9%		11.9%		11.0%

Source:	Internal accounting records.

Overseas Operations

We maintain an international presence through 13 overseas representative offices, which are located in New York, Tokyo, Beijing, Sâo Paolo, Frankfurt, Paris, Washington D.C., Shanghai, New Delhi, Dubai, Moscow, Mexico City, and Tashkent.

We also has three wholly-owned subsidiaries, KEXIM Bank (UK) Ltd., London, KEXIM (Asia) Ltd., Hong Kong, and KEXIM Vietnam Leasing Co., Ltd., Ho Chi Minh City. These subsidiaries are engaged in the merchant banking and lease financing businesses, and assist us in raising overseas financing. We also own 85.0% of P.T. Koexim Mandiri Finance, a subsidiary in Jakarta, which is primarily engaged in the business of lease financing.

The table below sets forth brief details of our subsidiaries as of December 31, 2007:

	Principal Place of Business	Type of Business	Book Value		Bank’s Holding
			(billions of Won)		(%)
Kexim Bank (UK) Ltd.	United Kingdom	Commercial Banking	(Won)	45.9	100.0%
KEXIM (Asia) Ltd.	Hong Kong	Commercial Banking		28.5	100.0
P.T. Koexim Mandiri Finance	Indonesia	Leasing and Factoring		11.8	85.0
Kexim Vietnam Leasing Co., Ltd.	Vietnam	Leasing and Guarantees		7.0	100.0

Property

Our head office is located at 16-1 Yoido-Dong, Youngdeungpo-Gu, Seoul 150-996, Korea, a 34,820 square meter building completed in 1985 on a site of 9,110 square meters and owned by us. In addition to the head office, we own a staff training center located near Seoul on a site of 47,881 square meters. We also maintain 11 branches in Seoul, Pusan, Kwangju, Taegu, Changwon, Daejeon, Suwon, Inchon, Ulsan, Chungju and Jeonju. Our domestic branch offices and overseas representative offices are located in facilities held under long-term leases.

Management and Employees

Management

Our governance and management is the responsibility of our Board of Executive Directors, which has authority to decide important matters relating to our business. All of the members of the Board of Executive Directors are full-time executives of KEXIM. The Board of Executive Directors is chaired by our President and is comprised of seven Executive Directors consisting of the President, the Deputy President and five other Executive Directors. The President of Korea appoints our President upon the recommendation of the Minister of Strategy and Finance. The Minister of Strategy and Finance appoints the Deputy President and all the other Executive Directors upon the recommendation of our President. All Board members serve for three years and are eligible for re-appointment for successive terms of office.

The members of the Board of Executive Directors are as follows:

Name	Age	Executive Director Since	Position
Cheon-sik Yang	57	September 11, 2006	Chairman and President
Jung-jun Kim	58	October 3, 2007	Deputy President
Tae-sung Chung	58	May 20, 2005	Executive Director
Yong-an Choi	57	May 20, 2006	Executive Director
Jung-ha Choi	56	December 29, 2006	Executive Director
Doo-hwan Kim	55	October 3, 2007	Executive Director
Pyung-ku Lee	54	November 20, 2007	Executive Director

Our basic policy guidelines for activities are established by the Operations Committee. According to the By-laws, the Operations Committee is composed of officials nominated as follows:

•	President of KEXIM;

•	official of the Ministry of Strategy and Finance, nominated by the Minister of Strategy and Finance;

•	official of the Ministry of Foreign Affairs and Trade, nominated by the Minister of Foreign Affairs and Trade;

•	official of the Ministry of Knowledge Economy, nominated by the Minister of Knowledge Economy;

•	official of the Ministry of Land, Transport and Maritime Affairs, nominated by the Minister of Ministry of Land, Transport and Maritime Affairs;

•	official of the Financial Services Commission, nominated by the Chairman of the Financial Services Commission;

•	executive director of The Bank of Korea, nominated by the Governor of The Bank of Korea;

•	executive director of the Korea Federation of Banks, nominated by the Chairman of the Korea Federation of Banks;

•	representative of an exporters’ association (Korea International Trade Association), nominated by the Minister of Strategy and Finance after consultation with the Minister of Knowledge Economy; and

•	executive director of the Korea Export Insurance Corporation established under the Export Insurance Act, nominated by the Chairman and President of the Korea Export Insurance Corporation.

The members of the Operations Committee are currently as follows:

Name	Age	Member Since	Position
Cheon-sik Yang	57	September 11, 2006	Chairman and President of KEXIM
Je-yoon Shin	50	March 12, 2008	Deputy Minister, Ministry of Strategy and Finance
Tae-yeol Cho	53	January 16, 2007	Deputy Minister, Ministry of Foreign Affairs and Trade
Tae-kyun Kwom	53	March 17, 2008	Deputy Minister, Ministry of Knowledge Economy
Dae-dong Park	57	March 28, 2007	Standing Commissioner, Financial Services Commission
Han-keun Yoon	55	May 8, 2006	Assistant Governor, The Bank of Korea
Jang-soo Kim	63	February 27, 2006	Vice Chairman, The Korea Federation of Banks
Chang-moo Ryoo	57	May 11, 2006	Executive Vice Chairman, Korea International Trade Association
Won-ku Kang	56	July 11, 2007	Deputy President, Korea Export Insurance Corporation

(1)	Not available.

Employees

As of December 31, 2007, we had 687 employees. As of December 31, 2007, 419 employees were members of our labor union. We have never experienced a work stoppage of a serious nature. Every year during the fourth quarter, the management and union negotiate and enter into a collective bargaining agreement that has a one-year duration. The most recent collective bargaining agreement was entered into in December 2007.

Financial Statements and the Auditors

The Minister of Strategy and Finance appoints our Auditor who is responsible for examining our financial operations and auditing our financial statements and records. The present Auditor is Jeong-Sang Choi, who was appointed for a three-year term on April 13, 2005.

We prepare our financial statements annually for submission to the Minister of Strategy and Finance, accompanied by an opinion of the Auditor. Although we are not legally required to have financial statements audited by external auditors, an independent public accounting firm has audited our non-consolidated financial statements commencing with such non-consolidated financial statements as of and for the year ended December 31, 1983 and consolidated financial statements commencing with such financial statements as of and for the year ended December 31, 1998. As of the date of this prospectus, our external auditor is Deloitte Anjin LLC (member of Deloitte Touche Tohmatsu), located at 14F, Hanwha Securities Bldg., 23-5 Yoido-Dong, Youngdeungpo-Gu, Seoul, Korea, who has audited our financial statements as of and for the years ended December 31, 2007 and 2006 included in this prospectus.

Our financial statements appearing in this prospectus were prepared in conformity with Korean law and in accordance with generally accepted accounting principles in the Republic, summarized in “Notes to Non-Consolidated Financial Statements of December 31, 2007 and 2006—Note 2”. These principles and procedures differ in certain material respects from generally accepted accounting principles in the United States.

We recognize interest income on loans and debt securities on an accrual basis. However, interest income on delinquent and dishonored loans and debt securities, other than those collateralized with security deposits or guaranteed by financial institutions, is recognized on a cash basis. Interest expense is recorded on an accrual basis.

We classify securities that are actively and frequently bought and sold as trading securities. We classify debt securities with fixed or determinable payments and fixed maturities, and which we intend to hold to maturity, as held-to-maturity securities. We classify investments that are categorized as neither trading securities nor held-to-maturity securities as available-for-sale securities. We record our trading and available-for-sale securities, except for non-marketable equity securities classified as available-for-sale securities, at market value. We record our non-marketable equity securities classified as available-for-sale securities at the cost of acquisition. We record held-to-maturity securities at amortized cost. We recognize impairment losses on securities in current operations when the recoverable amounts are less than the acquisition cost of equity securities or amortized cost of debt securities.

We record debenture issuance costs as discounts on debentures and amortize them over the maturity period of the debentures using the effective interest method.

We record our equity investments in companies in which we exercise significant control or influence by using the equity method, pursuant to which we account for adjustments in the value of our investments resulting from changes to the investee’s net asset value.

We record the value of our premises and equipment on our balance sheet on the basis of a revaluation conducted as of July 1, 1998. The Minister of Strategy and Finance approved the revaluation in accordance with applicable Korean law. We value additions to premises and equipment since such date at cost.

INDEPENDENT AUDITORS’ REPORT

English Translation of a Report Originally Issued in Korean

To the Shareholders and Board of Directors of

The Export-Import Bank of Korea:

We have audited the accompanying non-consolidated balance sheets of The Export-Import Bank of Korea (the “Bank”) as of December 31, 2007 and 2006, the related non-consolidated statements of income, appropriations of retained earnings and cash flows for the years then ended, and the statement of changes in shareholders’ equity for the year ended December 31, 2007, all expressed in Korean Won. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Bank as of December 31, 2007 and 2006, the results of its operations, changes in its retained earnings and cash flows for the years then ended, and changes in shareholders’ equity for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the Republic of Korea (See Note 2).

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations, changes in shareholders’ equity and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.

Deloitte Anjin LLC

Seoul, Korea

February 25, 2008

Notice to Readers

This report is effective as of February 25, 2008, the auditors’ report date. Certain subsequent events or circumstances may have occurred between the auditors’ report date and the time the auditors’ report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modifications to the auditors’ report.

THE EXPORT-IMPORT BANK OF KOREA

NON-CONSOLIDATED BALANCE SHEETS

As of December 31, 2007 and 2006

	Korean Won
	2007		2006
	(In millions)
ASSETS
Due from banks (Notes 3, 15, 19 and 22)	(Won)	109,364	(Won)	134,494
Securities (Notes 4, 15 and 19)		2,534,777		2,557,857
Loans, net (Notes 5, 6, 15, 19 and 21)		20,099,300		14,398,792
Tangible assets (Note 7)		36,880		39,010
Other assets (Notes 8 and 14)		859,088		318,320

	(Won)	23,639,409	(Won)	17,448,473

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES:
Borrowings (Notes 9, 15, 19 and 21)	(Won)	17,412,228	(Won)	11,798,737
Other liabilities (Notes 2, 10, 11, 12, 14 and 18)		1,291,642		889,802

		18,703,870		12,688,539

SHAREHOLDERS’ EQUITY:
Capital stock (Note 13)		3,308,755		3,305,755
Accumulated other comprehensive income (Note 4)		617,762		612,607
Retained earnings (Note 13)		1,009,022		841,572

		4,935,539		4,759,934

	(Won)	23,639,409	(Won)	17,448,473

See accompanying notes to non-consolidated financial statements.

THE EXPORT-IMPORT BANK OF KOREA

NON-CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31, 2007 and 2006

	Korean Won
	2007		2006
	(In millions)
OPERATING REVENUES:
Interest income (Notes 15 and 21):
Interest on due from banks	(Won)	7,646	(Won)	4,260
Interest on securities		446		1,211
Interest on loans		1,028,944		736,121

		1,037,036		741,592

Gain on disposal of available-for-sale securities (Note 4)		70,800		184,369

Gain on disposal of loans		3,568		—

Foreign exchange trading income		87,790		22,433

Derivative instrument:
Gain on financial derivatives trading		308,285		72,433
Gain on valuation of financial derivatives (Note 14)		435,633		97,086
Gain on valuation of fair value hedged items		117,704		12,587

		861,622		182,106

Commission:
Commission income (Note 21)		35,338		34,940
Guarantee income		111,188		99,381

		146,526		134,321

Dividend on available-for-sale securities		52,152		8,993

Total operating revenues		2,259,494		1,273,814

OPERATING EXPENSES:
Interest expenses (Notes 15 and 21):
Interest on call money		20,944		32,782
Interest on borrowings		70,730		22,461
Interest on debentures		725,211		433,391
Other interest expenses		12		—

		816,897		488,634

Securities:
Loss on disposal of available-for-sale securities		250		862
Impairment loss of available-for-sale securities		—		479

		250		1,341

Loans:
Provision for possible loan losses (Note 6)		59,351		123,430
Loss on disposal of loan		—		47

		59,351		123,477

Foreign exchange trading losses		605,171		109,367

Derivative instrument:
Loss on financial derivatives trading		193,546		126,136
Loss on valuation of financial derivatives (Note 14)		100,387		16,619
Loss on valuation of fair value hedged items		69,522		25,050

		363,455		167,805

(Continued)

THE EXPORT-IMPORT BANK OF KOREA

NON-CONSOLIDATED STATEMENTS OF INCOME (Continued)

For the years ended December 31, 2007 and 2006

	Korean Won
	2007		2006
	(In millions)
Commission expenses	(Won)	4,166	(Won)	1,767

General and administrative expenses (Note 16)		107,340		105,668

Contribution to Miscellaneous Funds		1,086		—

Other operating expenses:
Provision for acceptance and guarantee losses (Note 11)		44,164		45,026
Provision for unused credit line of loan commitments (Note 11)		9,312		256
Provision for others		881		—
Other operating expenses		1,616		439

		55,973		45,721

Total operating expenses		2,013,689		1,043,780

OPERATING INCOME		245,805		230,034

NON-OPERATING INCOME (Notes 4 and 17)		4,861		5,292
NON-OPERATING EXPENSES (Note 17)		2,131		3,653

NET INCOME BEFORE INCOME TAX		248,535		231,673
INCOME TAX EXPENSE (Note 18)		64,253		63,357

NET INCOME	(Won)	184,282	(Won)	168,316

See accompanying notes to non-consolidated financial statements.

THE EXPORT-IMPORT BANK OF KOREA

NON-CONSOLIDATED STATEMENTS OF APPROPRIATIONS OF RETAINED EARNINGS

For the years ended December 31, 2007 and 2006

	Korean Won
	2007		2006
	(In millions)
RETAINED EARNINGS BEFORE APPROPRIATIONS:
Retained earnings carried over from prior year	(Won)	—	(Won)	—
Net income		184,282		168,316

		184,282		168,316

APPROPRIATIONS:
Legal reserve		36,857		33,663
Voluntary reserve		122,808		117,821
Dividends (Note 13)		24,617		16,832

		184,282		168,316

UNAPPROPRIATED RETAINED EARNINGS TO BE CARRIED FORWARD TO SUBSEQUENT YEAR	(Won)	—	(Won)	—

See accompanying notes to non-consolidated financial statements.

THE EXPORT-IMPORT BANK OF KOREA

NON-CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

For the year ended December 31, 2007

	Capital stock		Accumulated other comprehensive income (loss)		Retained earnings		Total
	(In millions)
January 1, 2007	(Won)	3,305,755	(Won)	612,607	(Won)	841,572	(Won)	4,759,934
Dividends		—		—		(16,832)		(16,832)

Balance after appropriations		3,305,755		612,607		824,740		4,743,102
Increase in capital stock		3,000		—		—		3,000
Net income		—		—		184,282		184,282
Gain on valuation of available-for-sale securities		—		6,547		—		6,547
Gain on valuation of securities using equity method		—		(1,392)		—		(1,392)

December 31, 2007	(Won)	3,308,755	(Won)	617,762	(Won)	1,009,022	(Won)	4,935,539

See accompanying notes to non-consolidated financial statements.

THE EXPORT-IMPORT BANK OF KOREA

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2007 and 2006

	Korean Won
	2007		2006
	(In millions)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	(Won)	184,282	(Won)	168,316

Adjustments to reconcile net income to net cash used in operating activities:
Amortization of bond discounts		61,158		30,192
Provision for possible loan losses		59,351		123,430
Foreign exchange trading losses		605,171		109,367
Loss on disposal of available-for-sale securities		250		862
Impairment loss of available-for-sale securities		—		479
Loss on disposal of loan		—		47
Loss on financial derivatives trading		193,546		126,136
Loss on valuation of financial derivatives		100,387		16,619
Loss on valuation of fair value hedged items		69,522		25,050
Provision for acceptance and guarantee losses		44,164		45,026
Provision for unused credit line of loan commitments		9,312		256
Provision for others		881		—
Depreciation		3,593		3,888
Amortization		2,040		1,788
Provision for severance benefits		5,930		6,337
Loss on disposal of tangible assets		2		44
Other non-operating expenses		196		153
Amortization of present value discount		(6,459)		(5,578)
Amortization of bond premium		(2,055)		(1,213)
Gain on disposal of available-for-sale securities		(70,800)		(184,369)
Gain on disposition of loans		(3,568)		—
Foreign exchange trading income		(87,790)		(22,433)
Gain on financial derivatives trading		(308,285)		(72,433)
Gain on valuation of financial derivatives		(435,633)		(97,086)
Gain on valuation of fair value hedged items		(117,704)		(12,587)
Gain on disposal of tangible assets		(67)		(31)
Gain on valuation of securities using the equity method		(3,356)		(4,564)

		119,786		89,380

(Continued)

THE EXPORT-IMPORT BANK OF KOREA

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

For the years ended December 31, 2007 and 2006

	Korean Won
	2007		2006
	(In millions)
Changes in assets and liabilities resulting from operations:
Net decrease in available-for-sale securities	(Won)	113,478	(Won)	443,902
Net decrease in held-to-maturity securities		—		8,104
Net increase in loans		(6,273,958)		(3,009,327)
Net increase in accrued income		(167,832)		(48,572)
Net decrease (increase) in financial derivatives		162,893		(33,503)
Payment of severance benefits		(3,343)		(1,778)
Net increase (decrease) in unpaid foreign exchange liabilities		46,099		(84,095)
Net increase (decrease) in accounts payable		45,401		(84,787)
Net increase in accrued expenses		206,672		47,842
Net increase in deferred income tax liabilities		5,437		27,069
Net increase in deferred revenue		7,793		27,380
Others, net		(7,881)		(58)

		(5,865,241)		(2,707,823)

Net cash used in operating activities		(5,561,173)		(2,450,127)

CASH FLOWS FROM INVESTING ACTIVITIES:
Net increase tangible assets		(1,398)		(2,302)
Net increase intangible assets		(1,476)		(1,475)
Others, net		(2,538)		(2,312)

Net cash used in investing activities		(5,412)		(6,089)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase in borrowings in foreign currencies		458,959		920,233
Net increase (decrease) in call money		(297,676)		215,494
Net increase in debentures in local currency		787,681		152,632
Net increase in debentures in foreign currencies		4,606,207		1,259,615
Net increase in capital		3,000		10,000
Payment of dividends		(16,832)		(13,771)

Net cash provided by financing activities		5,541,339		2,544,203

NET INCREASE (DECREASE) IN DUE FROM BANKS		(25,246)		87,987

DUE FROM BANKS, BEGINNING OF THE YEAR		132,034		44,047

DUE FROM BANKS, END OF THE YEAR (Note 22)	(Won)	106,788	(Won)	132,034

See accompanying notes to non-consolidated financial statements.

THE EXPORT-IMPORT BANK OF KOREA

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2007 and 2006

1.    General:

The Export-Import Bank of Korea (the “Bank”) was established in 1976 as a special financial institution under the Export-Import Bank of Korea Act (the “EXIM Bank Act”) to engage in facilitating export and import transactions, overseas investments and overseas resources development through the extension of loans and other financial facilities. The Bank has eleven domestic branches, four overseas subsidiaries and thirteen overseas offices as of December 31, 2007.

The Bank has (Won)4,000,000 million of authorized capital and as of December 31, 2007, its paid-in capital is (Won)3,308,755 million through several capital increases. The Bank is owned by the Government of the Republic of Korea (the “Government”), the Bank of Korea (“BOK”) and Korea Development Bank with 60.15%, 35.21% and 4.64% shareholding, respectively, as of December 31, 2007.

The Bank, as an agent of the Government, has managed The Economic Development Cooperation Fund and the Inter-Korean Cooperation Fund (the “Funds”) since June 1987 and March 1991, respectively. The Funds are managed under separate accounts from the Bank’s own accounts and not included in the accompanying non-consolidated financial statements. The related management commissions are received from the Government.

2.    Summary of Significant Accounting Policies:

Basis of Non-consolidated Financial Statement Presentation

The Bank maintains its official accounting records in Korean Won and prepares statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles and banking accounting standards generally accepted in the Republic of Korea. Certain accounting principles and banking accounting standards applied by the Bank that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles and banking accounting practices in other countries. Accordingly, these non-consolidated financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language non-consolidated financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Bank's financial position, results of operations, changes in shareholders’ equity or cash flows, is not presented in the accompanying financial statements.

The significant accounting policies followed by the Bank in preparing the accompanying financial statements are summarized below.

Interest Income Recognition

The Bank applies the accrual basis in recognizing interest income related to deposits, loans and securities, except for non-secured uncollectible receivables. Interest on loans, whose principal or interest is past due at the balance sheet date, is generally not accrued, with the exception of interest on certain loans secured by guarantee of governments or government agencies, or collateralized by bank

THE EXPORT-IMPORT BANK OF KOREA

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and 2006

deposits. When a loan is placed on non-accrual status, previously accrued interest is generally reversed and deducted from current interest income, and future interest income is recognized on cash basis in accordance with the accounting standards of the banking industry. As of December 31, 2007 and 2006, the accrued interest income not recognized in the accompanying financial statements based on the above criteria, amounted to (Won)50,099 million and (Won)16,373 million, respectively.

Classification of Securities

At acquisition, the Bank classifies securities into one of the following categories: trading, available-for-sale, held-to-maturity and securities using the equity method, depending on marketability, acquisition purpose and ability to hold. Debt and equity securities that are bought and held for the purpose of selling them in the near term and actively traded over-the-counter are classified as trading securities. Debt securities with fixed and determinable payments and fixed maturity that an enterprise has the positive intent and ability to hold to maturity are classified as held-to-maturity securities. Securities that should be valuated with the equity method are classified as securities using the equity method. Debt and equity securities not classified as the above are categorized as available-for-sale securities.

If the objective and ability to hold securities of the Bank change, available-for-sale securities can be reclassified as held-to-maturity securities and vice-versa. However, if the Bank sells held-to-maturity securities or requires the issuer to redeem the securities early in the current year and the proceeding two years, or if it reclassifies held-to-maturity securities as available-for-sale securities, all debt securities that are owned or purchased cannot be classified as held-to-maturity securities. On the other hand, trading securities cannot be re-categorized as available-for-sale or held-to-maturity securities and the other categories cannot be reclassified as trading securities. Nevertheless, trading securities can be reclassified as available-for-sale securities only when the fair value of the trading securities cannot be readily determinable.

Valuation of Securities

(1)    Valuation of Trading Securities

Trading equity and debt securities are initially recognized at acquisition cost plus incidental expenses determined by the individual method. When the face value of trading debt securities differs from its acquisition cost, the effective interest method is applied to amortize the difference over the remaining term of the securities. After initial recognition, trading securities are valued at fair value if the fair value of trading securities differs from its acquisition cost. The carrying value is adjusted to the fair value and the resulting valuation gain or loss is charged to current operations.

(2)    Valuation of Held-to-maturity Securities

Held-to-maturity securities are initially recognized at acquisition cost plus incidental expenses, determined by the individual method. When the face value of held-to-maturity securities differs from its acquisition cost, the effective interest method is applied to amortize the difference over the remaining term of the securities. If collectible value is below the amortized cost and the pervasive evidence of impairment exists, the carrying value is adjusted to collectible value and the resulting valuation loss is charged to current operations.

THE EXPORT-IMPORT BANK OF KOREA

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and 2006

(3)    Valuation of Available-for-sale Securities

Available-for-sale securities are initially recognized at acquisition cost plus incidental expenses, determined by the individual method. The effective interest method is applied to amortize the difference between the face value and the acquisition cost over the remaining term of the debt security. After initial recognition, available-for-sale securities are stated at fair value, with the net unrealized gain or loss presented as gain or loss on valuation of available-for-sale securities in accumulated other comprehensive income (loss), which is charged to current operations in a lump sum at the time of disposal or impairment recognition. Non-marketable equity securities are stated at acquisition cost on the financial statements if the fair value of the securities is not reliably determinable.

If the fair value of equity securities (net asset fair value in case of non-marketable equity securities stated at acquisition cost) is below the acquisition cost and the pervasive evidence of impairment exists, the carrying value is adjusted to fair value and the resulting valuation loss is charged to current operations. If the collectible value of debt securities is below the amortized cost and the pervasive evidence of impairment exists, the carrying value is adjusted to collectible value and the resulting valuation loss is charged to current operations. With respect to impaired securities, any unrealized valuation gain or loss of securities previously included in the accumulated other comprehensive income (loss) is reversed.

(4)    Valuation of Securities Using the Equity Method

Equity securities held for investment in companies in which the Bank is able to exercise significant influence over the investees are accounted for using the equity method. The Bank’s share in net income or net loss of investees is included in current operations. Changes in the retained earnings of investee are reflected in the retained earnings. Changes in the capital surplus, capital adjustments or accumulated other comprehensive income (loss) of investee are reflected as gain or loss on valuation of securities accounted for using the equity method in accumulated other comprehensive income (loss).

If the Bank loses its significant influence on investees and discontinues the equity method of accounting, the book value at the time of losing the significant influence is considered as the acquisition cost and the securities using the equity method are classified into trading or available-for-sale securities.

(5)    Recovery of Loss on Impairment of Available-for-Sale Securities and Held-to-Maturity Securities

If the reasons for impairment losses on available-for-sale securities no longer exist, the recovery is recorded in current operations under operating revenue up to amount of the previously recognized impairment loss as reversal of impairment loss on available-for-sale securities and any excess is included in accumulated other comprehensive income (loss) as gain on valuation of available-for-sale securities. However, if the increases in the fair value of the impaired securities are not regarded as the recovery of the impairment, the increases in the fair value are recorded as gain on valuation of available-for-sale securities in accumulated other comprehensive income (loss). For non-marketable equity securities, which were impaired based on the net asset fair value, the recovery is recorded up to their acquisition cost.

THE EXPORT-IMPORT BANK OF KOREA

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and 2006

(6)    Reclassification of Securities

When held-to-maturity securities are reclassified to available-for-sale securities, those securities are accounted for at fair value on the reclassification date and the difference between the fair value and book value is reported in accumulated other comprehensive income (loss) as gain or loss on valuation of available-for-sale securities. When available-for-sale securities are reclassified to held-to-maturity securities, gain or loss on valuation of available-for-sale securities, which had been recorded until the reclassification date, continue to be included in accumulated other comprehensive income and be amortized using the effective interest rate method and the amortized amount is charged to interest income until maturity. The difference between the fair value at the reclassification date and face value of the reclassified securities to held-to-maturity securities is amortized using effective interest rate method and the amortized amount is charged to interest income. In addition, when certain trading securities lose their marketability, such securities are reclassified as available-for-sale securities at fair market value as of reclassification date.

Allowance for Loan Losses

The Supervisory Regulation of Banking Business (the “Supervisory Regulation”) legislated by the Financial Supervisory Commission (FSC) requires the Bank to classify all credits into five categories as normal, precautionary, substandard, doubtful, or estimated loss based on borrowers’ repayment capability using Forward Looking Criteria (the “FLC”) as well as past due period and status of any bankruptcy proceedings. The Supervisory Regulation also requires the Bank to provide the minimum rate of loan loss provision for each category balance using the prescribed minimum percentages. Based on the standards, the Bank generates the credit ratings considering the borrowers’ industry risk, individual credit risk and financial risk based on the FLC as follows:

Classification	Credit ratings	Provision rates
Normal	P1~P6	0.88% or more
Precautionary	SM	7% or more
Substandard	S	43.3% or more
Doubtful	D	94.3% or more
Estimated loss	F	100%

Provisions are applied to all loans excluding call loans and inter-bank loans, which are classified as ‘normal’.

Loans classified as normal have been subdivided into domestic loans and overseas loans. The former was again subdivided into small and medium-sized business loans and big enterprise loans. The allowance was assessed based on the rate of basic provision and default risk by weighted average maturity (the variation of accumulated average bankruptcy rates for periods assessed by domestic credit rating agencies). The rate of basic allowance for small and medium-sized business loans was computed using the historical loss experience rate based on the loss experience for the past seven years. However, the domestic banks’ average provision rate for normal loans is applied to the allowance for big enterprise loans due to the lack of statistical significance of the difference between the historical loss experience rate and actual rate of losses on credits. The allowance for overseas

THE EXPORT-IMPORT BANK OF KOREA

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and 2006

normal loans is assessed based on the sovereign credit ratings and type of borrowers (public or private). The provisions are the differences between the discounted value of the sovereign loans and the present value of the risk-free loan with the same conditions. The applied rate for private business is one grade lower than the rate for the public business with the same credit risk. In addition, the Bank provided additional allowance for the top 5 businesses loan and for the 5 sovereign loans in terms of its balance whose credit ratings are lower than C1 in regards with sovereignty considering the credit centralization risk in terms of borrowers’ sovereignty and business.

Pursuant to the Supervisory Regulation of Banking Business, the Bank has provided the allowance for possible losses to unconfirmed acceptances and guarantees and unused credit line of loan commitments based on the credit classification and minimum rate of loss provision prescribed by the Financial Supervisory Service and the cash conversion factor of the respective exposures.

Restructuring of Loans

The equity interest in the debtors, net of real estates and/or other assets received as full or partial satisfaction of the Bank’s loans, collected through reorganization proceedings, court mediation or debt restructuring agreements of parties concerned, is recorded at fair value at the time of the restructuring. In cases where the fair value of the assets received are less than the book value of the loan (book value before allowances), the Bank offsets first the book value against allowances for loans and then recognizes provisions for loans. Impairment losses for loans that were restructured in a troubled debt restructuring involving a modification of terms are computed by the difference between the present value of future cash flows under debt restructuring agreements discounted at effective interest rates at the time when loans are originated and the book value before allowances for loans. If the amount of allowances already established is less than the impairment losses under the workout plans, the Bank establishes additional allowances for the difference. Otherwise, the Bank reverses the allowances for loan losses.

Valuation of Receivables and Payables at Present Value

Receivables and payables incurred through long-term installment transactions, long-term borrowing and lending transactions, and other similar transactions are stated at the present value of expected future cash flows, unless the difference between nominal value and present value is immaterial. Present value discount or premium is amortized using the effective interest rate method and credited or charged to interest income or interest expense.

Valuation and Depreciation of Tangible Assets

Tangible assets are stated at acquisition cost or production cost including the incidental expenses and capital expenditures, except for assets revalued upward in accordance with the Asset Revaluation Law of Korea. Routine maintenance and repairs are expensed as incurred. Expenditures that result in the enhancement of the value or extension of the useful lives of the facilities involved are capitalized as additions to tangible assets.

THE EXPORT-IMPORT BANK OF KOREA

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and 2006

Depreciation is computed using the declining-balance method (straight-line method for buildings purchased since January 1, 1995 and leasehold improvements) based on the estimated useful lives of the assets as prescribed by the Corporate Income Tax Law of Korea as follows:

Years
Buildings	10~60
Vehicles	4
Furniture and fixtures	4~20

Valuation and Amortization of Intangible Assets

Intangible assets included in other assets are recorded at the production cost or purchase cost, plus incidental expenses and capital expenditures, and deducted by purchase discount, if any. Expenditures incurred in conjunction with the development of new products or technology and others, in which the elements of costs can be individually identified and future economic benefits expected, are capitalized as development costs under intangible assets. Intangible assets are amortized using the straight-line method over the 5 years for development costs and other intangible assets.

Recognition of Asset Impairment

When the book value of assets (other than securities and assets valued at present value) exceeds the collectible value of the assets due to obsolescence, physical damage or a sharp decrease in market value and the difference is material, the book value are adjusted to collectible value in the balance sheet and the resulting impairment loss is charged to current operations. If the collectible value of the assets increases in subsequent years, the increase in value is credited to operations as gain until the collectible value equals the book value of assets that would have been determined had no impairment loss been recognized

Amortization of Discount (Premium) on Debentures

Discount or premium on debentures issued is amortized over the period from issuance to maturity using the effective interest rate method. Amortization of discount or premium is recognized as interest expense or interest income on the debentures.

Contingent Liabilities

A possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Bank is recognized as contingent liabilities when it is probable that an outflow of resources embodying economic benefits required and the amount of the obligation can be measured with sufficient reliability. Where the effect of the time value of money is material, the amount of the liabilities is the present value of the expenditures expected to be required to settle the obligation. In addition, as some or all expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement is recognized as separate assets in the balance sheet and related income may be offset against expense in the income statement.

THE EXPORT-IMPORT BANK OF KOREA

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and 2006

Accrued Severance Benefits

Employees and directors with more than one year of employment are entitled to receive a lump-sum payment upon termination of their employment with the Bank, based on their length of employment and rate of pay at the time of termination. The Bank had deposited the partial amount of future estimated severance benefits in National Pension Fund in accordance with the former National Pension Law. These are recorded as contra accounts of accrued severance benefits of the Bank.

Accounting for Financial Derivative Instruments

The Bank accounts for financial derivative instruments pursuant to the Interpretations on Financial Accounting Standards 53-70 on accounting for financial derivative instruments. Financial derivative instruments are classified as used for trading activities or for hedging activities according to their transaction purpose. All derivative instruments are accounted for at fair value with the valuation gain or loss recorded as an asset or a liability. If the derivative instrument is not part of a transaction qualifying as a hedge, the adjustment to fair value is reflected in current operations.

The accounting for derivative transactions that are part of a qualified hedge based both on the purpose of the transaction and on meeting the specified criteria for hedge accounting differs depending on whether the transaction is a fair value hedge or a cash flow hedge. Fair value hedge accounting is applied to a derivative instrument designated as hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment (hedged item) that is attributable to a particular risk. The gain or loss both on the hedging derivative instruments and on the hedged item attributable to the hedged risk is reflected in current operations.

Income Tax Expense

Income tax expense is the amount currently payable for the period added to or deducted from the changes in deferred income taxes. However, deferred income tax assets are recognized only if the future tax benefits from accumulated temporary differences and any tax loss carryforwards are realizable. The difference between the amount currently payable for the period and income tax expense is accounted for as deferred income tax assets or liabilities, which will be charged or credited to income tax expense in the period each temporary difference reverses in the future. Deferred income tax assets or liabilities are calculated based on the expected tax rate to be applied at the reversal period of the related assets or liabilities. Tax payable and deferred income tax assets or liabilities with regards to certain items are charged or credited directly to related components of shareholders’ equity.

Accounting for Foreign Currency Transactions and Translation

The Bank maintains its accounts in Korean Won. Transactions in foreign currencies are recorded in Korean Won based on the prevailing rate of exchange on the transaction date. The Korean Won equivalent of assets and liabilities denominated in foreign currencies are translated in these financial statements based on the basic rate ((Won)938.20 and (Won)929.60 to USD 1.00 at December 31, 2007 and 2006, respectively) announced by Seoul Money Brokerage Service, Ltd. or cross rates for other

THE EXPORT-IMPORT BANK OF KOREA

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and 2006

currencies other than U.S. Dollars at the balance sheet dates. Translation gains and losses are credited or charged to operations. Financial statements of overseas branches are translated based on the basic rate at the balances sheet dates.

Discontinued Operation

A discontinued operation refers to a component of the Bank that is capable of being distinguished operationally for financial reporting purposes and is capable of being identified as a major line of business or geographical area of operations, and that the Bank, pursuant to a single plan of discontinuance, substantially disposes in its entirety, such as by selling it in a single transaction; sells off its assets and settles its liabilities individually or in small groups; or terminates it through abandonment. The income (loss) from continuing operation and discontinued operation was not distinguished and separately presented as there was no discontinued operation in the prior year and current period.

Application of the Statement of Korea Accounting Standards

The Korea Accounting Standard Board (KASB) under the Korea Accounting Institute (KAI) issued the Statements of Korea Accounting Standards (SKAS) for achieving a set of Korean accounting standards that should be internationally acceptable and comparable based on SKAS Act 92. The Bank adopted SKAS No.1 (Accounting Changes and Error Corrections) through SKAS No. 20 (Related Party Disclosures) (excluding SKAS No. 11 and No. 14) as of or before December 31, 2006, and SKAS No. 11 (Discontinued Operation) and SKAS No. 21 (Preparation and Presentation of Financial Statements) through SKAS No. 25 (Consolidated Financial Statements) have been adopted since January 1, 2007.

With the adoption of SKAS No. 21 (Preparation and Presentation of Financial Statements) and SKAS No. 24 (Preparation and Presentation of Financial Statements [Financial Industry]), the Bank included the statement of changes in shareholders’ equity in the financial statements, and reclassified the components of the balance sheets as follows:

Classification	Before	After
Assets	- Due from banks - Securities - Loans - Fixed assets - Other assets	- Due from banks - Securities - Loans - Tangible assets - Other assets

Liabilities	- Borrowings - Debentures - Other liabilities	- Borrowings - Other liabilities

Shareholders’ Equity	- Common stock - Retained earnings - Capital adjustments	- Common stock - Accumulated other comprehensive incomes - Retained earnings

THE EXPORT-IMPORT BANK OF KOREA

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and 2006

In addition, a discontinued operation is separately presented in the income statements and extraordinary items are no longer reported separately. The Bank has reclassified the components of the income statements; such as gains or losses relating to available-for-sale securities and sale of loans that were presented under non-operating income (expenses) are currently presented under operating revenue (expenses). The effect of the changes in the classification of the income statement for year ended December 31, 2007 is as follows (Unit: In millions):

Classification	Before		After		Effect
Operating Revenue	(Won)	2,185,126	(Won)	2,259,494	(Won)	74,368
Operating Expenses		2,013,439		2,013,689		250

Operating Income		171,687		245,805		74,118
Non-operating Income		79,229		4,861		(74,368)
Non-operating Expenses		2,381		2,131		(250)

Income before Income Tax		248,535		248,535		—
Income Tax Expense		64,253		64,253		—

Net Income	(Won)	184,282	(Won)	184,282	(Won)	—

(*)	Income from continuing operation was not separately presented as there was no gain (loss) from discontinued operation.

With the adoption of SKAS No. 21 (Preparation and Presentation of Financial Statements) and SKAS No. 24 (Preparation and Presentation of Financial Statements [Financial Industry]), certain accounts of the prior period were reclassified to conform with the current period’s presentation for comparative purposes; however, such reclassifications had no effect on the previously reported prior period net income or shareholders’ equity of the Bank. The effect of the changes in the classification of the income statement for year ended December 31, 2006 is as follows (Unit: In millions):

Classification	Before		After		Effect
Operating Revenue	(Won)	1,089,445	(Won)	1,273,814	(Won)	184,369
Operating Expenses		1,042,392		1,043,780		1,388

Operating Income		47,053		230,034		182,981
Non-operating Income		189,661		5,292		(184,369)
Non-operating Expenses		5,041		3,653		(1,388)

Income before Income Tax		231,673		231,673		—
Income Tax Expense		63,357		63,357		—

Net Income	(Won)	168,316	(Won)	168,316	(Won)	—

In addition, the Bank has currently reclassified certain components of the cash flows; such as changes in available-for-sale securities, held-to-maturity securities, loans and financial derivatives that were previously presented under cash flows from investing activities to cash flows from operating activities. The accompanying non-consolidated statement of cash flows for the year ended December 31, 2006, which is presented for comparative purposes, was restated due to the application

THE EXPORT-IMPORT BANK OF KOREA

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and 2006

of SKAS No. 21 and No. 24. Due to the aforementioned changes, cash flows from operating activities decreased by (Won)5,997,587 million and (Won)2,592,216 million for the years ended December 31, 2007 and 2006, respectively, and cash flows from investing activities increased by the same amount for the years ended December 31, 2007 and 2006, respectively.

Earning per Share

Earning per share is not computed because the capital of the Bank does not stem from stock issuance.

Reclassification

Certain accounts of the prior period were reclassified to conform to the current period’s presentation for comparative purposes; however, such reclassifications had no effect on the previously reported prior period net income or shareholders’ equity of the Bank.

3.    Due from Banks:

(1)	Due from banks in local currency and foreign currencies as of December 31, 2007 and 2006 were as follows (Won in millions):

	Financial institution	Interest (%)	2007		2006
Local currency:
Due from BOK	BOK	—	(Won)	4	(Won)	53
Current deposits	KEB and others	—		1,676		937
Time deposits	Woori Bank	5.2		2,100		2,000
Others	SC First Bank and others	3.60~4.75		18,777		64,860

				22,557		67,850

Foreign currency:
Current deposits	KEB	—		7,432		7,618
Time deposits	KEB	5.36		37,528		37,184
Demand deposits	Bank of New York and others	3.00~5.00		38,124		18,191
Off-shore due from banks on demand	JP Morgan Chase Bank, N.A., New York and others	—		3,723		3,651

				86,807		66,644

			(Won)	109,364	(Won)	134,494

THE EXPORT-IMPORT BANK OF KOREA

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and 2006

(2)	Restricted due from banks as of December 31, 2007 and 2006 were as follows (Won in millions):

	Financial institution	Interest (%)	2007		2006
Due from bank in local currency(*):
Time deposits	Woori Bank	5.20	(Won)	2,100	(Won)	2,000
Others	Industrial Bank of Korea	3.60		476		460

			(Won)	2,576	(Won)	2,460

(*)	The deposit in Won is the amount remaining after settling the principal of Daewoo Poland FSO’s loan with the proceeds from the sale of the related collateral (shares of Doosan Infracore Co., Ltd). This deposit is restricted for the settlement of additional incidental costs (legal costs and others) arising from the aforementioned loan.

(3)	Due from banks by financial institution as of December 31, 2007 and 2006 were as follows (Won in millions):

	2007						2006
	Local currency		Foreign currencies		Total		Local currency		Foreign currencies		Total
Banks	(Won)	22,557	(Won)	86,633	(Won)	109,190	(Won)	67,850	(Won)	66,625	(Won)	134,475
Others		—		174		174		—		19		19

	(Won)	22,557	(Won)	86,807	(Won)	109,364	(Won)	67,850	(Won)	66,644	(Won)	134,494

(4)	The maturities of due from banks as of December 31, 2007 were as follows (Won in millions):

	Due in 3 months or less		Due after 3 months to 6 months		Due after 6 months to 1 year		Total
Due from bank in local currency	(Won)	20,457	(Won)	—	(Won)	2,100	(Won)	22,557
Due from bank in foreign currencies		86,807		—		—		86,807

	(Won)	107,264	(Won)	—	(Won)	2,100	(Won)	109,364

4.    Securities:

(1)	Securities as of December 31, 2007 and 2006 were as follows (Won in millions):

	2007		2006
Available-for-sale securities:
Marketable equity securities	(Won)	1,363,124	(Won)	1,349,646
Unlisted equity securities		1,077,404		1,106,046
Equity investment		1,276		1,276
Government and public bonds		1		1
Securities in foreign currencies		—		10,332

		2,441,805		2,467,301

Securities using the equity method		92,972		90,556

	(Won)	2,534,777	(Won)	2,557,857

THE EXPORT-IMPORT BANK OF KOREA

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and 2006

(2)	Marketable equity securities as of December 31, 2007 and 2006 were as follows (Won in millions):

2007

	No. of shares	Ownership (%)	Book value before adjustment		Fair value (Book value)
KEB	40,314,387	6.25	(Won)	518,040	(Won)	584,558
Industrial Bank of Korea	8,501,153	2.10		145,795		149,620
Daewoo International Corporation(*1)	10,996,400	11.58		369,006		385,028
SK Networks Co., Ltd.(*1)	10,514,605	4.39		219,568		219,930
Hyundai Corporation(*1)	1,031,600	4.62		19,695		21,060
Hyundai IT Corporation(*1)	2,337,955	9.20		4,660		2,471
Choongnam Spinning Co., Ltd.	57,173	0.45		286		457

			(Won)	1,277,050	(Won)	1,363,124

(*1)	The securities were restricted to sale as of December 31, 2007.

In 2007, 2,376,495 (common stock) and 469,932 (preferred stock) shares of SK Networks Co., Ltd. were disposed for (Won) 103,144 million and its gain on disposal of available-for-sale securities amounting to (Won) 70,059 million was recorded in operating revenues.

2006

	No. of shares	Ownership (%)	Book value before adjustment		Fair value (Book value)
KEB	40,314,387	6.25	(Won)	568,433	(Won)	518,040
Industrial Bank of Korea	8,501,153	2.10		149,195		145,795
Daewoo International Corporation(*1)	10,996,400	11.58		420,612		369,006
SK Networks Co., Ltd.(*1)	12,891,100	5.39		131,206		297,037
Hyundai Corporation(*1)	1,031,600	4.62		18,940		19,695
DKME Co., Ltd.(*1)	6,200	0.11		95		73

			(Won)	1,288,481	(Won)	1,349,646

(*1)	The securities were restricted to sale as of December 31, 2006.

In 2006, 49,485,973 shares of 5 companies including 49,134,208 shares of KEB were disposed for (Won)443,737 million and its gain on disposal of available-for-sale securities amounting to (Won)184,369 million was recorded in operating revenues.

THE EXPORT-IMPORT BANK OF KOREA

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and 2006

(3)	Unlisted equity securities as of December 31, 2007 and 2006 were as follows (Won in millions):

2007

	No. of shares	Ownership (%)	Book value before adjustment		Book value
Korea Highway Corp.	95,000,000	4.72	(Won)	950,000	(Won)	950,000
Industrial Bank of Korea (Preferred stock)	6,210,000	11.69		101,179		98,366
SK Networks Co., Ltd. (Preferred stock)	317,501	9.64		21,500		25,977
Korea Ship Finance	254,000	14.99		1,270		1,270
Daewoo Electronics Corp.	224,580	0.21		263		133
Pantech Co., Ltd.	19,944,000	7.13		2,732		319
Pantech & Curitel Co., Ltd.	11,160,000	2.20		603		1,205
Others	40,860	—		134		134

			(Won)	1,077,681	(Won)	1,077,404

As of December 31, 2007, the Bank valuated the shares of Industrial Bank of Korea (Preferred stock), SK Networks Co., Ltd. (Preferred stock), Daewoo Electronics Corp., Pantech Co., Ltd. and Pantech & Curitel Co., Ltd. at fair value based on the report of external evaluation agencies. The remaining shares were recorded at acquisition costs since the fair value was difficult to assess. The shares of SK Networks Co., Ltd. (Preferred stock) and Daewoo Electronics Corp. are restricted to sale as of December 31, 2007.

2006

	No. of shares	Ownership (%)	Book value before adjustment		Book value
Korea Highway Corp.	95,000,000	5.20	(Won)	950,000	(Won)	950,000
Industrial Bank of Korea (Preferred stock)	6,210,000	11.69		103,539		101,179
SK Networks Co., Ltd. (Preferred stock)	787,433	9.64		49,465		53,321
Korea Ship Finance	254,000	14.99		1,270		1,270
Daewoo Electronics Corp.	224,580	0.21		791		263
Others	4,959	—		4		13

			(Won)	1,105,069	(Won)	1,106,046

As of December 31, 2006, the Bank valuated the shares of Industrial Bank of Korea (Preferred stock), SK Networks Co., Ltd. (Preferred stock) and Daewoo Electronics Corp. at fair value based on the report of external evaluation agencies. The remaining shares were recorded at acquisition costs since the fair value was difficult to assess. The shares of SK Networks Co., Ltd. (Preferred stock) and Daewoo Electronics Corp. are restricted to sale as of December 31, 2006.

THE EXPORT-IMPORT BANK OF KOREA

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and 2006

(4)	Equity investment as of December 31, 2007 and 2006 were as follows (Won in millions):

2007

	Ownership (%)	Book value before adjustment		Book value
Korea Asset Management Corporation	0.47	(Won)	1,220	(Won)	1,220
Korea Money Broker Corporation	0.56		56		56

		(Won)	1,276	(Won)	1,276

2006

	Ownership (%)	Book value before adjustment		Book value
Korea Asset Management Corporation	0.47	(Won)	1,220	(Won)	1,220
Korea Money Broker Corporation	0.56		56		56

		(Won)	1,276	(Won)	1,276

(5)	Government and public bonds in debt securities as of December 31, 2007 and 2006 were as follows (Won in millions):

2007

	Acquisition cost		Fair value		Book value
Government and public bonds	(Won)	1	(Won)	1	(Won)	1

2006

	Acquisition cost		Fair value		Book value
Government and public bonds	(Won)	1	(Won)	1	(Won)	1

(6)	Securities in foreign currencies in debt securities as of December 31, 2007 and 2006 were as follows (Won in millions):

	2007				2006
	Acquisition cost		Book value		Acquisition cost		Book value
Foreign securities	(Won)	—	(Won)	—	(Won)	10,183	(Won)	10,332

The acquisition cost of securities in foreign currencies as of December 31, 2007 and 2006 was translated in these financial statements based on the basic rate ((Won)938.20 and (Won)929.60 to USD 1.00 at December 31, 2007 and 2006, respectively). The book values of securities in foreign currencies as of December 31, 2007 and 2006 were assessed by applying base prices per bond announced on a recent trading day by securities valuation agencies or by using a rate of return presented by experienced bond dealers.

THE EXPORT-IMPORT BANK OF KOREA

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and 2006

(7)	Securities using the equity method as of December 31, 2007 and 2006 were as follows (Won in millions):

2007

	Balance sheet date	Ownership (%)	Acquisition cost		Net asset value		Book value
KEXIM Bank UK Limited	2007.12.31	100.00	(Won)	37,482	(Won)	45,738	(Won)	45,738
KEXIM Vietnam Leasing Co.	2007.12.31	100.00		12,197		7,035		7,035
PT. KOEXIM Mandiri Finance	2007.12.31	85.00		4,416		11,875		11,735
KEXIM Asia Limited	2007.12.31	100.00		28,146		28,464		28,464

			(Won)	82,241	(Won)	93,112	(Won)	92,972

As of December 31, 2007, (Won)3,356 million of the valuation gain on securities using the equity method to be adjusted in operating revenues and (Won)(1,392) million of the change in securities using the equity method incurred from changes in the capital accounts of the investees to be adjusted in accumulated other comprehensive income were reflected to the book value of securities using the equity method in foreign currencies. The difference between the book value of the securities using the equity method and the net asset value of PT. KOEXIM Mandiri Finance amounting to (Won)(140) million is the outstanding balance of negative goodwill as of December 31, 2007.

2006

	Balance sheet date	Ownership (%)	Acquisition cost		Net asset value		Book value
KEXIM Bank UK Limited	2006.12.31	100.00	(Won)	36,482	(Won)	43,029	(Won)	43,029
KEXIM Vietnam Leasing Co.	2006.12.31	100.00		12,085		6,777		6,777
PT. KOEXIM Mandiri Finance	2006.12.31	85.00		4,548		11,693		11,477
KEXIM Asia Limited	2006.12.31	100.00		27,888		29,265		29,273

			(Won)	81,003	(Won)	90,764	(Won)	90,556

As of December 31, 2006, (Won)4,564 million of the valuation gain on securities using the equity method to be adjusted in operating revenues and (Won)(3) million of the change in securities using the equity method incurred from changes in the capital accounts of the investees to be adjusted in accumulated other comprehensive income were reflected to the book value of securities using the equity method in foreign currencies. The difference between the book value of the securities using the equity method and the net asset value of PT. KOEXIM Mandiri Finance amounting to (Won)(216) million is the outstanding balance of negative goodwill as of December 31, 2006. The difference between the book value of the securities using the equity method and the net asset value of KEXIM Asia Limited amounted to (Won)8 million, which was unrealized gain from inter-company transactions as of December 31, 2006.

THE EXPORT-IMPORT BANK OF KOREA

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and 2006

(8)	Available-for-sale securities not recorded at fair value as of December 31, 2007 were as follows (Won in millions):

	Book value		Reason
Unlisted equity securities	(Won)	951,404	Difficulty in calculation of the fair value
Equity investment		1,276	Difficulty in calculation of the fair value

	(Won)	952,680

(9)	The securities portfolio, by county, as of December 31, 2007 and 2006 were as follows (Won in millions):

2007

	Available -for-sale securities		Securities using the equity method		Total		Ratio (%)
Securities in local currency
Korea	(Won)	2,441,805	(Won)	—	(Won)	2,441,805	96.33

Securities in foreign currencies
UK		—		45,738		45,738	1.81
Hong Kong		—		28,464		28,464	1.12
Indonesia		—		11,735		11,735	0.46
Vietnam		—		7,035		7,035	0.28

		—		92,972		92,972	3.67

	(Won)	2,441,805	(Won)	92,972	(Won)	2,534,777	100.00

2006

	Available -for-sale securities		Securities using the equity method		Total		Ratio (%)
Securities in local currency
Korea	(Won)	2,456,969	(Won)	—	(Won)	2,456,969	96.06

Securities in foreign currencies
UK		—		43,029		43,029	1.68
Hong Kong		2,811		29,273		32,084	1.26
Indonesia		—		11,477		11,477	0.45
Vietnam		—		6,777		6,777	0.26
Korea		2,817		—		2,817	0.11
India		4,704		—		4,704	0.18

		10,332		90,556		100,888	3.94

	(Won)	2,467,301	(Won)	90,556	(Won)	2,557,857	100.00

THE EXPORT-IMPORT BANK OF KOREA

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and 2006

(10)	Securities as of December 31, 2007 and 2006 were classified as follows (Won in millions):

2007

	Available -for-sale securities		Securities using the equity method		Total		Ratio (%)
Stock and equity investment	(Won)	2,441,804	(Won)	92,972	(Won)	2,534,776	100.00
Fixed interest rate bonds		1		—		1	0.00

	(Won)	2,441,805	(Won)	92,972	(Won)	2,534,777	100.00

2006

	Available -for-sale securities		Securities using the equity method		Total		Ratio (%)
Stock and equity investment	(Won)	2,456,968	(Won)	90,556	(Won)	2,547,524	99.60
Fixed interest rate bonds		10,333		—		10,333	0.40

	(Won)	2,467,301	(Won)	90,556	(Won)	2,557,857	100.00

(11)	Term structure of debt securities among available-for-sale securities as of December 31, 2007 were as follows (Won in millions):

	Due in 1 year or less		Due after 1 year to 5 years		Total
Available-for-sale securities	(Won)	—	(Won)	1	(Won)	1

(12)	Changes in valuation gain (loss) on available-for-sale securities and securities using the equity method for the year ended December 31, 2007 were as follows (Won in millions):

	Beginning balance		Increase (decrease)		Disposition		Ending balance
Securities using the equity method	(Won)	(31)	(Won)	(1,392)	(Won)	—	(Won)	(1,423)

Available-for-sale securities:
Equity securities		612,252		(23,493)		30,426		619,185
Debt securities		386		—		(386)		—

		612,638		(23,493)		30,040		619,185

	(Won)	612,607	(Won)	(24,885)	(Won)	30,040	(Won)	617,762

THE EXPORT-IMPORT BANK OF KOREA

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and 2006

5.    Loans:

(1)	Loans as of December 31, 2007 and 2006 were as follows (Won in millions):

	2007		2006
Loans in local currency:
Loans for export	(Won)	2,724,886	(Won)	2,101,265
Loans for overseas investment		60,207		64,266
Loans for import		747,227		700,011
Others		238,747		216,982
Privately placed bonds		—		1,801

		3,771,067		3,084,325

Loans in foreign currencies:
Loans for export		7,755,056		5,521,867
Loans for overseas investment		4,756,777		3,157,163
Trading note rediscount loans		922,161		776,828
Loans for import		802,940		599,988
Overseas funding loans		631,712		662,562
Domestic usance bills		114,623		108,720
Privately placed bonds		1,989		27,070
Inter-bank loans		100,801		41,091
Others		126		152

		15,086,185		10,895,441
Deferred loan origination fees(*1)		(7,208)		—
Valuation adjustment of loans in foreign currencies(*2)		59,430		(8,314)

		15,138,407		10,887,127

Bills bought in local currency		82,209		113,637

Bills bought in foreign currencies		541,807		616,029

Advances for customers		782		3,520

Call loans:
Call loans in local currency		210,000		160,000
Call loans in foreign currencies		1,046,484		177,554

		1,256,484		337,554

Total		20,790,756		15,042,192
Allowance for possible loan loss		(691,456)		(643,400)

Net total	(Won)	20,099,300	(Won)	14,398,792

(*1)	The Bank defers loan origination fees associated with originating loans. Loan balances are reported net of these loan origination fees. The deferred loan origination fees are amortized using the effective interest method with the amortization recognized as adjustments to other interest income.
(*2)	Interest rate swap was contracted to hedge the changes in the fair value of loan commitment in foreign currencies resulting from the volatility in the interest rate. The loss on valuation of loan commitment, which was confirmed, was recognized as valuation adjustment of loans in foreign currencies.

THE EXPORT-IMPORT BANK OF KOREA

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and 2006

(2)	Loans in local currency and foreign currencies, by customer, as of December 31, 2007 and 2006 were as follows (Won in millions):

2007

	Loans in local currency		Loans in foreign currencies		Total		Ratio (%)
Large corporations	(Won)	2,601,548	(Won)	4,279,257	(Won)	6,880,805	36.49
Small and medium-sized company(*)		1,169,519		920,539		2,090,058	11.08
Public and others		—		9,886,389		9,886,389	52.43

	(Won)	3,771,067	(Won)	15,086,185	(Won)	18,857,252	100.00

2006

	Loans in local currency		Loans in foreign currencies		Total		Ratio (%)
Large corporations	(Won)	2,114,949	(Won)	3,561,675	(Won)	5,676,624	40.60
Small and medium-sized company(*)		969,376		749,886		1,719,262	12.30
Public and others		—		6,583,880		6,583,880	47.10

	(Won)	3,084,325	(Won)	10,895,441	(Won)	13,979,766	100.00

(*)	Small and medium-sized company is described in Paragraph 1 of Article 2 of the Small and Medium-sized Company Law.

The amount of loans in foreign currencies excluded deferred loan origination fees and valuation adjustment of loans in foreign currencies.

(3)	Loans, by industry, as of December 31, 2007 and 2006 were as follows (Won in millions):

2007

	Loans in local currency		Loans in foreign currencies		Others		Total		Ratio (%)
Manufacturing	(Won)	3,205,393	(Won)	4,783,882	(Won)	253,774	(Won)	8,243,049	39.75
Transportation		36,250		5,177,496		27,963		5,241,709	25.27
Finance and insurance		—		2,857,887		1,513,713		4,371,600	21.08
Wholesale and retail		302,839		396,945		85,832		785,616	3.79
Real estate, renting and the related business		—		58,131		—		58,131	0.28
Construction		207,720		81,905		—		289,625	1.40
Public and others		18,865		1,729,939		—		1,748,804	8.43

	(Won)	3,771,067	(Won)	15,086,185	(Won)	1,881,282	(Won)	20,738,534	100.00

THE EXPORT-IMPORT BANK OF KOREA

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and 2006

2006

	Loans in local currency		Loans in foreign currencies		Others		Total		Ratio (%)
Manufacturing	(Won)	2,671,405	(Won)	3,580,334	(Won)	338,190	(Won)	6,589,929	43.79
Transportation		46,680		3,550,697		48,804		3,646,181	24.23
Finance and insurance		1,801		2,005,727		286,072		2,293,600	15.24
Wholesale and retail		263,568		388,569		39,321		691,458	4.59
Real estate, renting and the related business		—		58,082		—		58,082	0.39
Construction		70,486		122,750		—		193,236	1.28
Public and others		30,385		1,189,282		358,353		1,578,020	10.48

	(Won)	3,084,325	(Won)	10,895,441	(Won)	1,070,740	(Won)	15,050,506	100.00

The amount of loans in foreign currencies excluded deferred loan origination fees and valuation adjustment of loans in foreign currencies.

THE EXPORT-IMPORT BANK OF KOREA

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and 2006

(4)	Loans, by country that has a final redemption risk of loans, as of December 31, 2007 and 2006 were as follows (Won in millions):

2007

	Loans in local currency		Loans in foreign currencies		Others		Total		Ratio (%)
Asia:
Korea	(Won)	3,771,067	(Won)	6,693,160	(Won)	1,072,704	(Won)	11,536,931	55.63
Iran		—		1,042,572		109,028		1,151,600	5.55
Singapore		—		618,642		13,433		632,075	3.05
Qatar		—		511,000		—		511,000	2.46
Saudi Arabia		—		425,010		2,828		427,838	2.06
Indonesia		—		328,665		702		329,367	1.59
Hong Kong		—		170,228		65,127		235,355	1.14
India		—		194,915		1,007		195,922	0.95
Others		—		699,790		134,661		834,451	4.02

		3,771,067		10,683,982		1,399,490		15,854,539	76.45

Europe:
England		—		621,355		238,488		859,843	4.15
Russia		—		543,755		15,793		559,548	2.70
Greece		—		557,818		—		557,818	2.69
Ireland		—		487,864		—		487,864	2.35
Others		—		1,429,795		201,061		1,630,856	7.86

		—		3,640,587		455,342		4,095,929	19.75

America:
Canada		—		360,197		107		360,304	1.73
Brazil		—		171,252		—		171,252	0.83
Mexico		—		167,829		305		168,134	0.81
USA		—		11,098		25,128		36,226	0.17
Others		—		13,713		64		13,777	0.07

		—		724,089		25,604		749,693	3.61

Africa:
South Africa		—		—		827		827	0.01

Oceania:
Australia and others		—		37,527		19		37,546	0.18

	(Won)	3,771,067	(Won)	15,086,185	(Won)	1,881,282	(Won)	20,738,534	100.00

The amount of loans in foreign currencies excluded deferred loan origination fees and valuation adjustment of loans in foreign currencies.

THE EXPORT-IMPORT BANK OF KOREA

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and 2006

2006

	Loans in local currency		Loans in foreign currencies		Others		Total		Ratio (%)
Asia:
Korea	(Won)	3,084,325	(Won)	5,472,052	(Won)	640,605	(Won)	9,196,982	61.11
Iran		—		988,677		131,898		1,120,575	7.45
Indonesia		—		280,477		85		280,562	1.86
China		—		129,625		79,844		209,469	1.39
Qatar		—		201,528		—		201,528	1.34
India		—		171,804		1,259		173,063	1.15
Oman		—		69,720		27		69,747	0.46
Vietnam		—		62,748		525		63,273	0.42
Others		—		130,911		73,052		203,963	1.36

		3,084,325		7,507,542		927,295		11,519,162	76.54

Europe:
Russia		—		531,629		6,140		537,769	3.57
England		—		481,332		53,355		534,687	3.55
Greece		—		440,037		—		440,037	2.92
France		—		329,856		36		329,892	2.19
Others		—		842,619		43,219		885,838	5.89

		—		2,625,473		102,750		2,728,223	18.12

America:
Canada		—		319,569		573		320,142	2.13
Mexico		—		237,939		—		237,939	1.58
Brazil		—		171,263		—		171,263	1.14
USA		—		16,661		33,947		50,608	0.34
Others		—		16,994		3,382		20,376	0.13

		—		762,426		37,902		800,328	5.32

Africa:
South Africa		—		—		1,513		1,513	0.01

Oceania:
Australia and others		—		—		1,280		1,280	0.01

	(Won)	3,084,325	(Won)	10,895,441	(Won)	1,070,740	(Won)	15,050,506	100.00

The amount of loans in foreign currencies excluded deferred loan origination fees and valuation adjustment of loans in foreign currencies.

THE EXPORT-IMPORT BANK OF KOREA

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and 2006

(5)	The loans that were restructured due to restoration procedure and compositions as of December 31, 2007 were as follows (Won in millions):

	Company	Amount		Allowances
Restoration procedure and composition	Hanam Electronics Co., Ltd. and another company	(Won)	1,121	(Won)	364
Individual agreements	Financial loan to Russia and 2 other companies		231,754		18,280

		(Won)	232,875	(Won)	18,644

(6)	Changes in the present value discounts relating to the restructured loans for the year ended December 31, 2007 were as follows (Won in millions):

	Discount rate (%)	Term (year)	Beginning balance		Increase		Decrease		Ending balance
Restoration procedure and composition	4.22~4.99	9~10	(Won)	662	(Won)	1,071	(Won)	1,538	(Won)	195
Individual agreements(*1)	4.12~5.30	9~18		42,140		—		4,559		37,581

			(Won)	42,802	(Won)	1,071	(Won)	6,097	(Won)	37,776

(*1)	The overdue financial loans to Russia amount to USD 422 million (the principal and interest amounting to USD 262 million and USD 160 million, respectively). In accordance with the bilateral agreement between the Government and Russia, the Bank restructured the remaining loan balances of USD 299 million after exempting the interest of the relevant loans amounting to USD 123 million. As of December 31, 2007, the amounts of restructured financial loans to Russia and their present value discounts are (Won)178,802 million and (Won)31,678 million, respectively.

(7)	Term structure of loans as of December 31, 2007 was as follows (Won in millions):

	Loans in local currency		Loans in foreign currencies		Others		Total		Ratio (%)
Due in 3 months or less	(Won)	1,085,544	(Won)	1,805,489	(Won)	1,635,305	(Won)	4,526,338	21.83
Due after 3 months to 6 months		1,637,681		1,060,324		111,027		2,809,032	13.54
Due after 6 months to 1 year		691,062		1,181,812		58,496		1,931,370	9.31
Due after 1 year to 2 years		86,013		580,505		21,325		687,843	3.32
Due after 2 years to 3 years		22,627		1,063,403		—		1,086,030	5.24
Due after 3 years to 4 years		33,696		560,599		8,481		602,776	2.91
Due after 4 years to 5 years		—		566,257		—		566,257	2.73
Due after 5 years		214,444		8,267,796		46,648		8,528,888	41.12

	(Won)	3,771,067	(Won)	15,086,185	(Won)	1,881,282	(Won)	20,738,534	100.00

The amount of loans in foreign currencies excluded deferred loan origination fees and valuation adjustment of loans in foreign currencies.

THE EXPORT-IMPORT BANK OF KOREA

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and 2006

6.    Allowances for Loan Losses:

(1)	The allowances for loan losses as of December 31, 2007 and 2006 were as follows (Won in millions):

	2007		2006
Loans in local currency	(Won)	94,801	(Won)	87,506
Loans in foreign currencies		564,233		504,808
Bills bought in local currency and foreign currencies		32,415		50,621
Advances for customers		7		465

	(Won)	691,456	(Won)	643,400

(2)	As of December 31, 2007 and 2006, loan balances and allowances for loan losses by credit risk classification were as follows (Won in millions):

2007

	Loan balance classification
	Normal		Pre- cautionary		Substandard		Doubtful		Estimated loss		Total
Loans in local currency	(Won)	3,708,024	(Won)	14,233	(Won)	29,791	(Won)	4,088	(Won)	14,931	(Won)	3,771,067
Loans in foreign currencies		14,751,318		209,174		12,638		2,343		9,911		14,985,384
Bills bought in local currency and foreign currencies		556,041		67,975		—		—		—		624,016
Advances for customers		782		—		—		—		—		782
Suspense payments on credit		—		—		61		—		7		68

	(Won)	19,016,165	(Won)	291,382	(Won)	42,490	(Won)	6,431	(Won)	24,849	(Won)	19,381,317

The present value discounts were not reflected to the amount of loans stated above. Inter-bank loans of (Won)100,801 million and call loans of (Won)1,256,484 million were excluded. The valuation adjustment of loans in foreign currencies of (Won)59,430 million and deferred loan origination fees of (Won)(7,208) million were also excluded.

	Allowance for loan losses classification
	Normal		Pre- cautionary		Substandard		Doubtful		Estimated loss		Total
Loans in local currency	(Won)	60,188	(Won)	2,803	(Won)	12,971	(Won)	3,875	(Won)	14,931	(Won)	94,768
Loans in foreign currencies		499,264		47,300		5,542		2,216		9,911		564,233
Bills bought in local currency and foreign currencies		16,129		16,286		—		—		—		32,415
Advances for customers		7		—		—		—		—		7
Suspense payments on credit		—		—		26		—		7		33

	(Won)	575,588	(Won)	66,389	(Won)	18,539	(Won)	6,091	(Won)	24,849	(Won)	691,456

THE EXPORT-IMPORT BANK OF KOREA

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and 2006

2006

	Loan balance classification
	Normal		Pre- cautionary		Substandard		Doubtful		Estimated loss		Total
Loans in local currency	(Won)	2,834,348	(Won)	241,792	(Won)	—	(Won)	3,732	(Won)	4,453	(Won)	3,084,325
Loans in foreign currencies		10,597,422		235,979		3,716		8,606		8,627		10,854,350
Bills bought in local currency and foreign currencies		649,252		60,104		11,163		9,147		—		729,666
Advances for customers		773		2,747		—		—		—		3,520

	(Won)	14,081,795	(Won)	540,622	(Won)	14,879	(Won)	21,485	(Won)	13,080	(Won)	14,671,861

The present value discounts were not reflected to the amount of loans stated above. Inter-bank loans of (Won)41,091 million and call loans of (Won)337,554 million were excluded. The valuation adjustment of loans in foreign currencies of (Won)(8,314) million was also excluded.

	Allowance for loan losses classification
	Normal		Pre- cautionary		Substandard		Doubtful		Estimated loss		Total
Loans in local currency	(Won)	42,366	(Won)	37,156	(Won)	—	(Won)	3,531	(Won)	4,453	(Won)	87,506
Loans in foreign currencies		414,390		71,948		1,645		8,198		8,627		504,808
Bills bought in local currency and foreign currencies		20,812		16,350		4,834		8,625		—		50,621
Advances for customers		5		460		—		—		—		465

	(Won)	477,573	(Won)	125,914	(Won)	6,479	(Won)	20,354	(Won)	13,080	(Won)	643,400

(3)	Changes in allowances for loan losses for the years ended December 31, 2007 and 2006 were as follows (Won in millions):

	2007		2006
Beginning balance	(Won)	643,400	(Won)	570,161
Provision for possible loan losses		59,351		123,430
Write-off		(1,093)		(4,699)
Debt for equity swap		(15,706)		(485)
Decrease in present value discounts		(6,459)		(9,631)
Changes in exchange rates and others(*)		11,963		(35,376)

Ending balance	(Won)	691,456	(Won)	643,400

(*)	Changes in exchange rates and others were mainly derived from the movements in foreign currency translation on allowances for loan losses and recovery of written-off loans.

THE EXPORT-IMPORT BANK OF KOREA

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and 2006

(4)	Percentage of the allowance for loan losses to loans subject to allowance for loan losses for the previous 3 years were as follows (Won in millions):

	2007		2006		2005
Loans subject to allowance for possible loan losses	(Won)	19,381,317	(Won)	14,671,861	(Won)	11,837,894
Allowances for loan losses		691,456		643,400		570,161
Percentage (%)		3.57		4.39		4.82

7.    Tangible Assets:

(1)	Tangible assets and the related accumulated depreciation as of December 31, 2007 and 2006 were as follows (Won in millions):

	2007						2006
	Acquisition cost		Accumulated depreciation		Book value		Acquisition cost		Accumulated depreciation		Book value
Land	(Won)	4,484	(Won)	—	(Won)	4,484	(Won)	4,484	(Won)	—	(Won)	4,484
Buildings		43,633		14,296		29,337		43,633		12,800		30,833
Vehicles		1,828		1,375		453		1,689		1,274		415
Equipments		14,755		12,149		2,606		13,868		10,590		3,278

	(Won)	64,700	(Won)	27,820	(Won)	36,880	(Won)	63,674	(Won)	24,664	(Won)	39,010

(2)	The published value of land was (Won)113,540 million and (Won)81,246 million as of December 31, 2007 and 2006, respectively, based on the Laws on Disclosure of Land Price and Valuation of Land.

(3)	Changes in book value of tangible assets for the year ended December 31, 2007 were as follows (Won in millions):

	Beginning balance		Acquisition		Disposal		Depreciation		Ending balance
Land	(Won)	4,484	(Won)	—	(Won)	—	(Won)	—	(Won)	4,484
Buildings		30,833		—		—		1,496		29,337
Vehicles		415		347		5		304		453
Equipments		3,278		1,127		6		1,793		2,606

	(Won)	39,010	(Won)	1,474	(Won)	11	(Won)	3,593	(Won)	36,880

THE EXPORT-IMPORT BANK OF KOREA

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and 2006

(4)	Tangible assets, which have been insured as of December 31, 2007 and 2006 were as follows (Won in millions):

		2007				2006
	Insurance company	Book value		Insured amount		Book value		Insured amount
Buildings	LIG Insurance Co., Ltd. and others	(Won)	29,337	(Won)	26,128	(Won)	30,833	(Won)	27,489
Equipments	LIG Insurance Co., Ltd. and others		2,606		2,822		3,278		2,866

		(Won)	31,943	(Won)	28,950	(Won)	34,111	(Won)	30,355

In addition to the above, the Company carries manufacturing liability insurance ((Won)80 million coverage per accidental death and maximum coverage of (Won)300 million per accident), gas liability insurance and comprehensive auto insurance.

8.    Other Assets:

(1)	Other assets as of December 31, 2007 and 2006 were as follows (Won in millions):

	2007		2006
Guarantee deposits	(Won)	22,634	(Won)	20,212
Accounts receivable		—		47
Accrued income		356,319		188,487
Prepaid expenses		56,722		34,604
Financial derivative instruments (Note 14)		404,070		55,652
Intangible assets		3,816		4,380
Sundry assets		15,527		14,938

	(Won)	859,088	(Won)	318,320

(2)	Intangible assets as of December 31, 2007 and 2006 were as follows (Won in millions):

	2007		2006
Acquisition cost	(Won)	11,639	(Won)	10,163
Accumulated amortization		7,823		5,783

	(Won)	3,816	(Won)	4,380

(3)	Changes in intangible assets for the year ended December 31, 2007 were as follows (Won in millions):

	Book value
Beginning balance	(Won)	4,380
Increase		1,476
Amortization		2,040

Ending balance	(Won)	3,816

THE EXPORT-IMPORT BANK OF KOREA

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and 2006

(4)	Sundry assets as of December 31, 2007 and 2006 were as follows (Won in millions):

	2007		2006
Other loans	(Won)	8,154	(Won)	8,557
Other suspense payments		1,185		1,002
Suspense payments on credit		68		5
Others		6,120		5,374

	(Won)	15,527	(Won)	14,938

9.    Borrowings:

(1)	Borrowings as of December 31, 2007 and 2006 were as follows (Won in millions):

	Financial institution	Interest rate (%)	2007		2006
Call money:
Local currency	Hana Bank and others	5.07~5.17	(Won)	109,000	(Won)	300,000
Foreign currencies	The Royal Bank of Scotland and others	5.12~5.17		112,584		219,260

				221,584		519,260

Borrowings in foreign currencies:
Borrowings from banks	Sumitomo Mitsui Bank	1.23~5.92		787,009		224,034
CP	UBS AG and others	3.05~5.68		840,928		902,130
Off-shore borrowings	Bank of China and others	—		—		32,751
Other borrowings	Overseas banks	0.05~0.20		98,738		108,720

				1,726,675		1,267,635

Gain on valuation of fair value hedged items (current year portion)				—		(667)
Loss on valuation of fair value hedged items (prior year portion)				—		748

				1,726,675		1,267,716

Debentures:
Local currency:
Fixed rate debentures in local currency		4.99~5.68		1,530,000		680,000
Discount on debentures				(29,757)		(14,827)

				1,500,243		665,173

Foreign currencies:
Floating rates debentures in foreign currencies		Libor3M+0.02 and others		3,122,964		6,095,087
Fixed rates debentures in foreign currencies		1.84~17.00		10,921,621		3,372,732

				14,044,585		9,467,819

Gain (Loss) on valuation of fair value hedged items (current year portion)				(19,928)		11,527
Gain on valuation of fair value hedged items (prior year portion)				(13,018)		(84,040)

				14,011,639		9,395,306

Premiums on debentures				1,911		939
Discounts on debentures				(49,824)		(49,657)

				13,963,726		9,346,588

				15,463,969		10,011,761

			(Won)	17,412,228	(Won)	11,798,737

THE EXPORT-IMPORT BANK OF KOREA

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and 2006

(2)	Call money and borrowings in foreign currencies from financial institutions as of December 31, 2007 and 2006 were as follows (Won in millions):

	2007						2006
	Call money		Borrowings in foreign currencies		Total		Call money		Borrowings in foreign currencies		Total
Banks	(Won)	221,584	(Won)	1,627,937	(Won)	1,849,521	(Won)	519,260	(Won)	1,158,915	(Won)	1,678,175
Others		—		98,738		98,738		—		108,720		108,720

	(Won)	221,584	(Won)	1,726,675	(Won)	1,948,259	(Won)	519,260	(Won)	1,267,635	(Won)	1,786,895

(3)	Term structure of borrowings as of December 31, 2007 was as follows (Won in millions):

	Due in 3 months or less		Due after 3 months to 6 months		Due after 6 months to 1 year		Due after 1 year to 3 years		Due after 3 years		Total
Call money in local currency	(Won)	109,000	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	109,000
Call money in foreign currencies		112,584		—		—		—		—		112,584
Borrowings in foreign currencies		1,542,030		67,373		117,272		—		—		1,726,675
Debentures in local currency		250,000		590,000		420,000		270,000		—		1,530,000
Debentures in foreign currencies		478,134		363,453		3,159,875		3,413,911		6,629,212		14,044,585

	(Won)	2,491,748	(Won)	1,020,826	(Won)	3,697,147	(Won)	3,683,911	(Won)	6,629,212	(Won)	17,522,844

THE EXPORT-IMPORT BANK OF KOREA

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and 2006

10.    Other Liabilities:

(1)	Other liabilities as of December 31, 2007 and 2006 were as follows (Won in millions):

	2007		2006
Accrued severance benefits (Notes 2 and 12)	(Won)	30,096	(Won)	27,509
Less: Transfer to National Pension (Note 12)		(8)		(10)
Allowance for possible losses on acceptances and guarantees (Note 11)		300,956		253,543
Allowance for unused credit line of loan commitments (Note 11)		35,491		25,814
Allowance for others		881		—
Foreign exchange settlement account-credit		61,228		15,130
Accounts payables		50,107		4,706
Accrued expenses		412,321		205,649
Deferred income tax liabilities (Note 18)		84,688		77,295
Unearned revenues		158,627		150,834
Guarantees deposits received		105		100
Financial derivatives liabilities (Note 14)		100,613		87,468
Sundry liabilities		56,537		41,764

	(Won)	1,291,642	(Won)	889,802

(2)	Sundry liabilities as of December 31, 2007 and 2006 were as follows (Won in millions):

	2007		2006
Suspense receipts	(Won)	54,225	(Won)	39,194
Taxes withheld		2,290		2,504
Others		22		66

	(Won)	56,537	(Won)	41,764

THE EXPORT-IMPORT BANK OF KOREA

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and 2006

11.    Acceptances and Guarantees and Allowance for Possible Losses:

(1)	Acceptances and guarantees as of December 31, 2007 and 2006 were as follows (Won in millions):

	2007		2006
Confirmed acceptances and guarantees:
Local currency:
Guarantees for performance of contracts	(Won)	28,685	(Won)	24,432
Guarantees for repayment of advances		24,314		40,625
Others		111,924		1,264

		164,923		66,321

Foreign currencies:
Guarantees for performance of contracts		2,598,285		2,179,230
Guarantees for repayment of advances		28,008,786		18,957,040
Acceptances for letters of guarantee for importers letter		8,109		6,161
Acceptances on import credit memorandum		87,610		75,097
Others		1,136,710		1,029,793

		31,839,500		22,247,321

		32,004,423		22,313,642

Unconfirmed acceptances and guarantees:
Letters of credit		115,585		123,688
Others		30,669,169		23,270,464

		30,784,754		23,394,152

	(Won)	62,789,177	(Won)	45,707,794

THE EXPORT-IMPORT BANK OF KOREA

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and 2006

(2)	Confirmed and unconfirmed acceptances and guarantees by classification and allowances for possible losses on confirmed and unconfirmed acceptances and guarantees as of December 31, 2007 and 2006 were as follows (Won in millions):

	2007					2006
	Acceptances and guarantees		Allowance		Ratio (%)	Acceptances and guarantees		Allowance		Ratio (%)
Confirmed acceptances and guarantees:
Normal	(Won)	31,995,784	(Won)	241,080	0.75	(Won)	22,311,455	(Won)	168,821	0.76
Precautionary		8,639		725	8.39		2,187		172	7.86

		32,004,423		241,805	0.76		22,313,642		168,993	0.76

Unconfirmed acceptances and guarantees(*):
Normal		30,782,202		59,065	0.19		23,394,094		84,545	0.36
Precautionary		2,552		86	3.37		58		5	8.62

		30,784,754		59,151	0.19		23,394,152		84,550	0.36

	(Won)	62,789,177	(Won)	300,956	0.48	(Won)	45,707,794	(Won)	253,543	0.55

(*)	In 2005, the Bank started to provide allowance for possible losses on unconfirmed acceptances and guarantees at the same rate of allowance for loan losses applicable to the related borrowers, also considering the credit adjustment rates to off-balance sheet items announced by FSC (See Note 2).

(3)	Changes in allowances for possible losses on confirmed and unconfirmed acceptances and guarantees for the years ended December 31, 2007 and 2006 were as follows (Won in millions):

	2007		2006
Beginning balance	(Won)	253,543	(Won)	227,670
Provision of allowance for possible losses		44,164		45,026
Changes in foreign exchange rates and others		3,249		(19,153)

Ending balance	(Won)	300,956	(Won)	253,543

THE EXPORT-IMPORT BANK OF KOREA

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and 2006

(4)	Acceptances and guarantees, by industry, as of December 31, 2007 and 2006 were as follows (Won in millions):

2007

	Confirmed			Unconfirmed			Total
	Acceptances and guarantees		Ratio (%)	Acceptances and guarantees		Ratio (%)	Acceptances and guarantees		Ratio (%)
Manufacturing	(Won)	29,361,751	91.75	(Won)	30,067,035	97.67	(Won)	59,428,786	94.65
Construction		1,818,126	5.68		214,816	0.70		2,032,942	3.24
Finance and insurance		512,742	1.60		9,711	0.03		522,453	0.83
Wholesale and retail		147,280	0.46		30,845	0.10		178,125	0.28
Services		16,788	0.05		24,632	0.08		41,420	0.07
Others		147,736	0.46		437,715	1.42		585,451	0.93

	(Won)	32,004,423	100.00	(Won)	30,784,754	100.00	(Won)	62,789,177	100.00

2006

	Confirmed			Unconfirmed			Total
	Acceptances and guarantees		Ratio (%)	Acceptances and guarantees		Ratio (%)	Acceptances and guarantees		Ratio (%)
Manufacturing	(Won)	20,248,696	90.75	(Won)	23,212,911	99.23	(Won)	43,461,607	95.09
Construction		1,454,143	6.51		20,973	0.09		1,475,116	3.23
Finance and insurance		365,404	1.64		36,946	0.16		402,350	0.88
Wholesale and retail		128,576	0.58		17,107	0.07		145,683	0.32
Services		33,525	0.15		18,011	0.07		51,536	0.11
Others		83,298	0.37		88,204	0.38		171,502	0.37

	(Won)	22,313,642	100.00	(Won)	23,394,152	100.00	(Won)	45,707,794	100.00

THE EXPORT-IMPORT BANK OF KOREA

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and 2006

(5)	Acceptances and guarantees, by country that has a final redemption risk of loans, as of December 31, 2007 and 2006 were as follows (Won in millions):

2007

	Confirmed			Unconfirmed			Total
	Acceptances and guarantees		Ratio (%)	Acceptances and guarantees		Ratio (%)	Acceptances and guarantees		Ratio (%)
Asia:
Korea	(Won)	31,570,682	98.65	(Won)	30,304,070	98.44	(Won)	61,874,752	98.54
India		113,041	0.35		53,139	0.17		166,180	0.27
Iran		57,532	0.18		1,376	0.00		58,908	0.09
Hong Kong		56,292	0.18		—	—		56,292	0.09
Japan		13,897	0.04		—	—		13,897	0.02
Uzbekistan		—	—		2,503	0.01		2,503	0.01
Vietnam		—	—		1,597	0.01		1,597	0.00

		31,811,444	99.40		30,362,685	98.63		62,174,129	99.02

Europe:
France		27,427	0.09		199,497	0.65		226,924	0.36
England		75,056	0.23		—	—		75,056	0.12
Turkey		41,049	0.13		3,473	0.01		44,522	0.07
Ukraine		—	—		20,875	0.07		20,875	0.03
Russia		—	—		15,151	0.05		15,151	0.03

		143,532	0.45		238,996	0.78		382,528	0.61

America:
Mexico		49,447	0.15		124	0.00		49,571	0.08

Africa:
Madagascar		—	—		182,949	0.59		182,949	0.29

	(Won)	32,004,423	100.00	(Won)	30,784,754	100.00	(Won)	62,789,177	100.00

THE EXPORT-IMPORT BANK OF KOREA

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and 2006

2006

	Confirmed			Unconfirmed			Total
	Acceptances and guarantees		Ratio (%)	Acceptances and guarantees		Ratio (%)	Acceptances and guarantees		Ratio (%)
Asia:
Korea	(Won)	21,918,007	98.23	(Won)	23,228,219	99.29	(Won)	45,146,226	98.77
India		76,452	0.34		88,204	0.38		164,656	0.36
Iran		64,852	0.29		1,490	0.01		66,342	0.15
Japan		19,776	0.09		—	—		19,776	0.04
Vietnam		—	—		397	0.00		397	0.00

		22,079,087	98.95		23,318,310	99.68		45,397,397	99.32

Europe:
England		102,256	0.46		—	—		102,256	0.22
Poland		20,414	0.09		—	—		20,414	0.04
Turkey		22,015	0.10		22,099	0.09		44,114	0.10
Russia		—	—		43,308	0.19		43,308	0.09
Ukraine		—	—		587	—		587	0.01

		144,685	0.65		65,994	0.28		210,679	0.46

America:
Others		89,870	0.40		9,848	0.04		99,718	0.22

	(Won)	22,313,642	100.00	(Won)	23,394,152	100.00	(Won)	45,707,794	100.00

(6)	Percentages of allowances for possible losses to acceptances and guarantees subject to allowances for possible losses for the previous 3 years were as follows (Won in millions):

	2007		2006		2005
Acceptances and guarantees subject to allowances for possible losses	(Won)	62,789,177	(Won)	45,707,794	(Won)	36,538,422
Allowances		300,956		253,543		227,670

Percentage (%)		0.48		0.55		0.62

(7)	Unused credit line of loan commitments and allowances for unused credit line of loan commitments as of December 31, 2007 and 2006 were as follows (Won in millions):

	2007		2006
Unused credit line of Loan commitments	(Won)	7,402,213	(Won)	6,827,643
Allowances		35,491		25,814

Percentage (%)		0.48		0.38

The Bank started to apply the rate of allowances for possible losses on loans, which is classified as normal and of which maturity is less than 1 year to unused credit line of loan commitments

THE EXPORT-IMPORT BANK OF KOREA

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and 2006

pursuant to the guideline of allowances for possible losses to off-balance sheets items in 2005. The allowances for possible losses were recognized considering the credit adjustment rates to off-balance sheet items announced by FSC and recorded as allowance for unused credit line of loan commitments.

(8)	Changes in allowances for unused credit line of loan commitments for the years ended December 31, 2007 and 2006 were as follows (Won in millions):

	2007		2006
Beginning balance	(Won)	25,814	(Won)	27,597
Provision for allowance		9,312		256
Changes in exchange rates and others		365		(2,039)

Ending balance	(Won)	35,491	(Won)	25,814

12.    Accrued Severance Benefits:

Changes in accrued severance benefits for the years ended December 31, 2007 and 2006 were as follows (Won in millions):

2007

	Beginning balance		Provision		Payment		Ending balance
Accrued severance benefits	(Won)	27,509	(Won)	5,930	(Won)	3,343	(Won)	30,096
National Pension		(10)		—		(2)		(8)

	(Won)	27,499	(Won)	5,930	(Won)	3,341	(Won)	30,088

2006

	Beginning balance		Provision		Payment		Ending balance
Accrued severance benefits	(Won)	22,950	(Won)	6,337	(Won)	1,778	(Won)	27,509
National Pension		(10)		—		—		(10)

	(Won)	22,940	(Won)	6,337	(Won)	1,778	(Won)	27,499

13.    Shareholders’ Equity:

(1)	Capital stock

The authorized capital stock of the Bank as of December 31, 2007 was (Won)4,000,000 million and the capital stock amounted to (Won)3,308,755 million and (Won)3,305,755 million as of December 31, 2007 and 2006, respectively. The Bank increased its capital stock by (Won)3,000 million from the Government on July 5, 2007. The Bank does not issue share certificates.

THE EXPORT-IMPORT BANK OF KOREA

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and 2006

(2)	Retained earnings

1) Legal reserve

In accordance with the EXIM Bank Act, the Bank reserves 20 percent of unappropriated retained earnings as the legal reserve, until the accumulated reserve equals to its capital stock.

2) Voluntary reserve

The Bank appropriates the remaining balance, net of legal reserve and dividend payments, to voluntary reserve.

3) Cash dividends

Cash dividends to shareholders were declared for the years ended December 31, 2007 and 2006 as follows (Won in millions):

	2007		2006
The Government	(Won)	14,807	(Won)	10,118
The Bank of Korea		8,668		5,932
The Korea Development Bank		1,142		782

	(Won)	24,617	(Won)	16,832

The rate of cash dividends to net income is 13.36% and 10.00% for the years ended December 31, 2007 and 2006, respectively. The cash dividends are calculated based on the ending balances of investments by shareholders as of December 31, 2007 and 2006.

14.    Contingencies and Commitments:

(1)	Other commitments as of December 31, 2007 and 2006 were as follows (Won in millions):

	2007		2006
Unused credit line of loan commitments	(Won)	7,402,213	(Won)	6,827,643
Written-off loans		136,318		136,002

	(Won)	7,538,531	(Won)	6,963,645

(2)	Pending litigations

Eight lawsuits were filed by the Bank with aggregate claims of (Won)107,045 million and 4 lawsuits were filed against the Bank involving aggregate damages of (Won)4,900 million; they are all pending as of December 31, 2007. The management of the Bank believes that the ultimate liability of the lawsuits, if any, will not materially affect the financial position of the Bank.

(3)	Sales of the shares of Korea Exchange Bank (“KEB”)

The Bank sold 30,865,792 shares of Korea Exchange Bank (“KEB”) to LSF-KEB Holdings, SCA (“LSF”) on October 30, 2003 at (Won)5,400 per share. LSF exercised its call option, which was

THE EXPORT-IMPORT BANK OF KOREA

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and 2006

issued by the Bank in relation to the aforementioned sales transaction, and additionally purchased 49,134,208 shares of KEB at (Won) 8,487.50 per share in the current fiscal year (refer to Note 4 (2) to the financial statements).

In addition to the above, if certain conditions in the mutual agreement between the Bank and LSF are met when LSF sells its KEB shares; then, the Bank has the right to ask LSF to sell the remaining shares of KEB for the same conditions and LSF also has the right to ask the Bank to sell the remaining shares (when LSF sells theirs) for the same conditions.

(4)	Details of transactions of derivatives instruments were as follows as of and for the years ended December 31, 2007 and 2006 (Won in millions):

2007

	Outstanding contract amount						Gain (loss) on valuation (S/I)						Gain (loss) on valuation (B/S)
	Total		Hedging Purpose		Hedge accounting		Total		Hedging purpose		Hedge accounting
Currency forwards	(Won)	444,500	(Won)	444,500	(Won)	—	(Won)	3,013 (6,489)	(Won)	3,013 (6,489)	(Won)	— —	(Won)	3,013 (6,489)
Currency swaps		6,219,081		2,089,665		4,129,416		367,040 (16,273)		138,308 (8,201)		228,732 (8,072)		380,664 (16,068)
Interest rate swaps		5,925,283		800,003		5,125,280		65,328 (77,625)		1,562 (6,641)		63,766 (70,984)		18,431 (78,056)
Stock option		7,500		7,500		—		252		252		—		1,962

	(Won)	12,596,364	(Won)	3,341,668	(Won)	9,254,696	(Won)	435,633 (100,387)	(Won)	143,135 (21,331)	(Won)	292,498 (79,056)	(Won)	404,070 (100,613)

2006

	Outstanding contract amount						Gain (loss) on valuation (S/I)						Gain (loss) on valuation (B/S)
	Total		Hedging Purpose		Hedge accounting		Total		Hedging purpose		Hedge accounting
Currency forwards	(Won)	501,498	(Won)	501,498	(Won)	—	(Won)	1,304 (2,102)	(Won)	1,304 (2,102)	(Won)	— —	(Won)	1,304 (2,102)
Currency swaps		1,533,542		1,510,087		23,455		67,436 (1,820)		67,436 (971)		— (849)		36,074 (1,511)
Interest rate swaps		5,451,828		737,619		4,714,209		26,636 (12,697)		2,350 (1,472)		24,286 (11,225)		16,564 (83,855)
Stock option		7,500		7,500		—		1,710		1,710		—		1,710

	(Won)	7,494,368	(Won)	2,756,704	(Won)	4,737,664	(Won)	97,086 (16,619)	(Won)	72,800 (4,545)	(Won)	24,286 (12,074)	(Won)	55,652 (87,468)

The Bank holds derivative instruments for its trading activities and hedging activities, to manage the interest rate risk and foreign currencies exchange risk derived from loans, debentures and borrowings. Outstanding contractual amount and gain or loss on valuation for hedging purposes

THE EXPORT-IMPORT BANK OF KOREA

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and 2006

included in the table resulted from both derivative instruments accounted for using hedge accounting methods pursuant to the Interpretations on financial Accounting Standards 53-70.

Hedged items consist of loans, debentures and borrowings to which fair value hedge accounting is applied. Gain on the hedged item attributable to the hedged risk amounting to (Won)68,110 million for loans and loss on the hedged item attributable to the hedged risk amounting (Won)19,928 million for debentures have been recognized for the year ended December 31, 2007.

15.    Interest Income and Interest Expenses:

The average balance of the interest bearing assets and liabilities, and the related interest income and expenses as of and for the years ended December 31, 2007 and 2006 were as follows (Won in millions):

	2007				2006
	Average balance		Interest incomes/expenses		Average balance		Interest incomes/expenses
Interest income bearing assets:
Loans	(Won)	18,051,872	(Won)	1,028,944	(Won)	13,615,220	(Won)	736,121
Due from banks		94,717		7,646		40,729		4,260
Securities		6,155		446		17,841		1,211

	(Won)	18,152,744	(Won)	1,037,036	(Won)	13,673,790	(Won)	741,592

Interest expense bearing liabilities:
Borrowings	(Won)	1,996,313	(Won)	91,674	(Won)	1,296,561	(Won)	55,243
Debentures		12,667,425		725,211		9,214,156		433,391

	(Won)	14,663,738	(Won)	816,885	(Won)	10,510,717	(Won)	488,634

Loans included call loans and borrowings included call money. Other interest expenses of (Won)12 million were excluded.

THE EXPORT-IMPORT BANK OF KOREA

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and 2006

16.    General and Administrative Expenses:

General and administrative expenses for the years ended December 31 2007 and 2006 were as follows (Won in millions):

	2007		2006
Financial management expenses:
Salaries and wages	(Won)	60,266	(Won)	57,326
Others		28,950		27,769

		89,216		85,095

Economic cooperation management expenses		885		953

Other general and administrative expenses:
Severance benefits (Note 12)		5,930		6,337
Special severance benefits		160		—
Depreciation (Note 7)		3,593		3,888
Amortization expense of intangible assets (Note 8)		2,040		1,788
Taxes and dues		1,893		1,588
Fund contributions		3,623		6,019

		17,239		19,620

	(Won)	107,340	(Won)	105,668

17.    Non-Operating Income and Expenses:

Non-operating income and expenses for the years ended December 31, 2007 and 2006 were as follows (Won in millions):

	2007		2006
Non-operating income:
Gain on disposal of tangible assets	(Won)	67	(Won)	31
Rental income		21		13
Gain on valuation of securities using the equity method (Note 4)		3,356		4,564
Others		1,417		684

	(Won)	4,861	(Won)	5,292

Non-operating expenses:
Loss on disposal of tangible assets	(Won)	2	(Won)	44
Others		2,129		3,609

	(Won)	2,131	(Won)	3,653

THE EXPORT-IMPORT BANK OF KOREA

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and 2006

18.    Income Tax Expense:

(1)	The differences between net income before income tax and taxable income pursuant to Korean Corporate Income Tax Law for the year ended December 31, 2007 were as follows (Won in millions):

	Amount
I. Net income before income tax	(Won)	248,535
II. Non temporary differences:
(1) Entertainment expenses		2
(2) Undesignated donations		98
(3) Sundry profits		(150)
(4) Dividend earned		(14,908)
(5) Others		359

		(14,599)

III. Temporary differences:
1. Additions:
(1) Loss (gain) on fair value hedges		64,118
(2) Gain on valuation of derivative instruments (prior period)		43,119
(3) Loss on valuation of derivative instruments (current period)		77,850
(4) Allowance for loan losses (current period)		268,000
(5) Allowance for possible losses of confirmed and unconfirmed acceptances and guarantees (current period)		300,956
(6) Allowance for unused credit line of loan commitments (current period)		35,491
(7) Allowance for severance benefits		2,985
(8) Depreciation		1,112
(9) Debt-to-equity swap		15,708
(10) Others		7,510

		816,849

2. Deductions:
(1) Gain (loss) on fair value hedges		92,376
(2) Loss on valuation of derivative instruments (prior period)		86,751
(3) Gain on valuation of derivative instruments (current period)		33,667
(4) Allowance for loan losses (prior period)		308,016
(5) Allowance for possible losses of confirmed and unconfirmed acceptances and guarantees (prior period)		253,543
(6) Allowance for unused credit line of loan commitments (prior period)		25,814
(7) Depreciation		166
(8) Gain on valuation of securities using the equity method		3,356
(9) Debt-to-equity swap		28,678
(10) Others		4,743

		837,110

IV. Taxable income	(Won)	213,675

THE EXPORT-IMPORT BANK OF KOREA

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and 2006

(2)	Changes in accumulated temporary difference for the year ended December 31, 2007 were as follows (Won in millions):

	Beginning(*)		Decrease		Increase		Ending
Loss (gain) on fair value hedges	(Won)	(64,118)	(Won)	(64,118)	(Won)	(92,376)	(Won)	(92,376)
Depreciation		2,162		166		1,112		3,108
Allowance for severance benefits		16,259		—		2,985		19,244
Allowance for loan losses		308,016		308,016		268,000		268,000
Gain on valuation of securities using the equity method		(18,676)		—		(3,356)		(22,032)
Loss on valuation of derivative instruments		86,751		86,751		77,850		77,850
Gain on valuation of derivative instruments		(43,119)		(43,119)		(33,667)		(33,667)
Available-for-sale securities (KEB)		(114,692)		—		—		(114,692)
Debt-to-equity swap		96,924		28,678		15,708		83,954
Allowance for possible losses of confirmed and unconfirmed acceptances and guarantees		253,543		253,543		300,956		300,956
Allowance for unused credit line of loan commitments		25,814		25,814		35,491		35,491
Others		15,528		4,743		7,510		18,295

		564,392		600,474		580,213		544,131

Statutory tax rate		27.5%						27.5%
Tax effect		155,209						149,636

Deferred tax effect from available-for-sale securities		(232,370)						(234,324)

Deferred tax assets (liabilities)	(Won)	(77,161)					(Won)	(84,688)

Difference amounting to (Won)134 million between closing statements and statement of tax reconciliation in 2006 was reflected in the current period. The beginning balance of accumulated temporary difference was adjusted on the prior-period final income tax.

(3)	Income tax expense for the years ended December 31, 2007 and 2006 was as follows (Won in millions):

	2007		2006
Income tax currently payable	(Won)	58,687	(Won)	34,767
Changes in deferred tax assets (liabilities)		7,527		(78,670)
Changes due to adjustment for the prior-period final income tax		(7)		(83)
Income tax expense charged to capital		(1,954)		107,343

	(Won)	64,253	(Won)	63,357

THE EXPORT-IMPORT BANK OF KOREA

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and 2006

(4)	The statutory income tax rate applicable to the Bank is 27.5% for the years ended December 31, 2007 and 2006. However, due to tax adjustments, the effective tax rates for the years ended December 31, 2007 and 2006 were 25.9% and 27.3%, respectively.

19.    Assets and Liabilities Denominated in Foreign Currencies:

(1)	Significant assets denominated in foreign currencies as of December 31, 2007 and 2006 were as follows:

	2007				2006
	USD in thousands		Korean won in millions		USD in thousands		Korean won in millions
Due from banks	USD	92,525	(Won)	86,807	USD	71,690	(Won)	66,644
Available-for-sale securities		—		—		11,115		10,332
Securities using the equity method		99,096		92,972		97,413		90,556
Call loans		1,115,417		1,046,484		191,000		177,554
Bills bought in foreign currencies		577,496		541,807		662,682		616,029
Loans		16,079,924		15,086,185		11,720,570		10,895,441
Advance for customers		834		782		3,787		3,520

	USD	17,965,292	(Won)	16,855,037	USD	12,758,257	(Won)	11,860,076

(2)	Significant liabilities denominated in foreign currencies as of December 31, 2007 and 2006 were as follows:

	2007				2006
	USD in thousands		Korean won in millions		USD in thousands		Korean won in millions
Call money	USD	120,000	(Won)	112,584	USD	235,865	(Won)	219,260
Borrowings		1,840,412		1,726,675		1,363,635		1,267,635
Debentures		14,969,714		14,044,585		10,184,831		9,467,819

	USD	16,930,126	(Won)	15,883,844	USD	11,784,331	(Won)	10,954,714

Foreign currencies other than U.S. Dollar were translated into U.S. dollar amounts at the exchange rates announced by Seoul Money Brokerage Services, Ltd. (See Note 2).

THE EXPORT-IMPORT BANK OF KOREA

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and 2006

20.    Comprehensive Income:

Comprehensive income for the year ended December 31, 2007 was as follows (Won in millions):

	2007		2006
Net income	(Won)	184,282	(Won)	168,316
Other comprehensive income:
Gain (Loss) on valuation of available-for-sale securities		6,547		(282,996)
Loss on valuation of securities using the equity method		(1,392)		(3)

	(Won)	189,437	(Won)	(114,683)

21.    Related Party Transactions:

(1)	Related parties (all subsidiaries listed below are included in consolidation) as of December 31, 2007 and 2006 were as follows (Won in millions):

	No. of shares	Ownership (%)	Capital
			2007		2006
KEXIM Bank UK Limited	20,000,000	100.00	(Won)	37,482	(Won)	36,482
KEXIM Vietnam Leasing Co.	—	100.00		12,197		12,085
PT. KOEXIM Mandiri Finance	442	85.00		5,195		4,548
KEXIM Asia Limited	30,000,000	100.00		28,146		27,888

(2)	Significant balances of assets and liabilities, and incomes and expenses from significant transactions with related parties as of and for the year ended December 31, 2007 were as follows (Won in millions):

(Assets)

	Loans in foreign currencies		Call loans		Total
KEXIM Bank UK Limited	(Won)	113,522	(Won)	4,144	(Won)	117,666
KEXIM Vietnam Leasing Co.		57,699		—		57,699
PT. KOEXIM Mandiri Finance		93,820		—		93,820
KEXIM Asia Limited		95,172		—		95,172

	(Won)	360,213	(Won)	4,144	(Won)	364,357

(Liabilities)

Debentures in foreign currencies
KEXIM Bank UK Limited	(Won)	4,691

THE EXPORT-IMPORT BANK OF KOREA

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and 2006

(Transactions)

	Interest income		Interest expenses		Commission income
KEXIM Bank UK Limited	(Won)	6,204	(Won)	321	(Won)	58
KEXIM Vietnam Leasing Co.		2,829		—		5
PT. KOEXIM Mandiri Finance		4,348		—		—
KEXIM Asia Limited		3,167		—		9

	(Won)	16,548	(Won)	321	(Won)	72

(3)	Significant balances of assets and liabilities, and incomes and expenses from significant transactions with related parties as of and for the year ended December 31, 2006 were as follows (Won in millions):

(Assets)

	Loans in foreign currencies		Call loans		Total
KEXIM Bank UK Limited	(Won)	106,164	(Won)	5,578	(Won)	111,742
KEXIM Vietnam Leasing Co.		46,945		—		46,945
PT. KOEXIM Mandiri Finance		76,227		—		76,227
KEXIM Asia Limited		32,536		—		32,536

	(Won)	261,872	(Won)	5,578	(Won)	267,450

(Liabilities)

Debentures in foreign currencies
KEXIM Bank UK Limited	(Won)	4,648

(Transactions)

	Interest income		Interest expenses		Commission income
KEXIM Bank UK Limited	(Won)	5,595	(Won)	244	(Won)	33
KEXIM Vietnam Leasing Co.		2,681		—		5
PT. KOEXIM Mandiri Finance		4,336		—		—
KEXIM Asia Limited		1,725		—		—

	(Won)	14,337	(Won)	244	(Won)	38

THE EXPORT-IMPORT BANK OF KOREA

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and 2006

22.    Statements of Cash Flows:

(1)	The statements of cash flows for the Bank are presented by the indirect method. Cash flows from the Bank’s major business including loans on credit and security transactions are classified as cash flows from operating activities and those from the receipts and borrowings are classified as cash flows from financing activities.

(2)	Due from banks in the statements of cash flows for the years ended December 31, 2007 and 2006 were as follows (won in millions):

	2007		2006
Due from banks in local currency	(Won)	22,557	(Won)	67,850
Restricted due from banks		(2,576)		(2,460)
Due from banks in foreign currencies		86,807		66,644

	(Won)	106,788	(Won)	132,034

(3)	Significant transactions not involving cash inflows and outflows for the years ended December 31, 2007 and 2006 were as follows (Won in millions):

	2007		2006
Increase (decrease) in gain on valuation of available-for-sale securities	(Won)	6,547	(Won)	(282,996)
Decrease in capital from investment in kind		(1,392)		(3)
Increase in available-for-sale securities resulting from the debt for equity swap		24,108		125

	(Won)	29,263	(Won)	(282,874)

23.    Employee Welfare:

The Bank extends housing loans and operates in-house cafeteria, scholarship, medical insurance, workmen’s compensation, physical training facilities and recreational facilities, in order to enhance the employee welfare. Employee welfare expenses for the years ended December 31, 2007 and 2006 were as follows (Won in millions):

	2007		2006
Meal expenses	(Won)	106	(Won)	95
Medical expenses		273		251
Fringe benefits		5,357		4,678
Healthcare expenses		342		339

	(Won)	6,078	(Won)	5,363

THE EXPORT-IMPORT BANK OF KOREA

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2007 and 2006

24.    Computation of Value Added:

Amounts required for computation of value added for the years ended December 31, 2007 and 2006 were as follows (Won in millions):

	2007		2006
Ordinary income	(Won)	248,535	(Won)	231,673
Salaries and wages		60,266		57,326
Rental fees		583		564
Depreciation		3,593		3,888
Amortization expense of intangible assets		2,040		1,788
Taxes and dues		1,893		1,588

	(Won)	316,910	(Won)	296,827

THE REPUBLIC OF KOREA

Land and History

Territory and Population

Located generally south of the 38th parallel on the Korean peninsula, The Republic of Korea covers about 38,000 square miles, approximately one-fourth of which is arable. The Republic has a population of approximately 48 million people. The country’s largest city and capital, Seoul, has a population of about 11 million people.

Political History

Dr. Rhee Seungman, who was elected president in each of 1948, 1952, 1956 and 1960, dominated the years after the Republic’s founding in 1948. Shortly after President Rhee’s resignation in 1960 in response to student-led demonstrations, a group of military leaders headed by Park Chung Hee assumed power by coup. The military leaders established a civilian government, and the country elected Mr. Park as President in October 1963. President Park served as President until his assassination in 1979 following a period of increasing strife between the Government and its critics. The Government declared martial law and formed an interim government under Prime Minister Choi Kyu Hah, who became the next President. After clashes between the Government and its critics, President Choi resigned, and General Chun Doo Hwan, who took control of the Korean army, became President in 1980.

In late 1980, the country approved, by national referendum, a new Constitution, providing for indirect election of the President by an electoral college and for certain democratic reforms, and shortly thereafter, in early 1981, re-elected President Chun. Responding to public demonstrations in 1987, the legislature revised the Constitution to provide for direct election of the President. In December 1987, Roh Tae Woo won the Presidency by a narrow plurality, after opposition parties led by Kim Young Sam and Kim Dae Jung failed to unite behind a single candidate. In February 1990, two opposition political parties, including the one led by Kim Young Sam, merged into President Roh’s ruling Democratic Liberal Party.

In December 1992, the country elected Kim Young Sam as President. The election of a civilian and former opposition party leader considerably lessened the controversy concerning the legitimacy of the political regime. President Kim’s administration reformed the political sector and deregulated and internationalized the Korean economy.

In December 1997, the country elected Kim Dae Jung as President. President Kim’s party, the Millennium Democratic Party (formerly known as the National Congress for New Politics), formed a coalition with the United Liberal Democrats led by Kim Jong Pil, with Kim Jong Pil becoming the first prime minister in President Kim’s administration. The coalition, which temporarily ended before the election held in April 2000, continued with the appointment of Lee Han Dong of the United Liberal Democrats as the Prime Minister in June 2000. The coalition again ended in September 2001.

In December 2002, the country elected Roh Moo Hyun as President. President Roh began his term on February 25, 2003. President Roh and his supporters left the Millennium Democratic Party in 2003 and formed a new party, the Uri Party, in November 2003. On August 15, 2007, 85 members of the National Assembly, previously belonging to the Uri Party, or the Democratic Party, formed the United New Democratic Party (the “UNDP”). The Uri Party merged into the UNDP in August 20, 2007.

In December 2007, the country elected Lee Myung-Bak as the President of the Republic of Korea. He commenced his term on February 25, 2008.

Government and Politics

Government and Administrative Structure

Governmental authority in the Republic is centralized and concentrated in a strong presidency. The President is elected by popular vote and can only serve one term of five years. The President chairs the State Council, which consists of the prime minister, the deputy prime ministers, the respective heads of Government ministries and the ministers of state. The President can select the members of the State Council and appoint or remove all other Government officials, except for elected local officials.

The President can veto new legislation and take emergency measures in cases of natural disaster, serious fiscal or economic crisis, state of war or other similar circumstances. The President must promptly seek the concurrence of the National Assembly for any emergency measures taken and failing to do so automatically invalidates the emergency measures. In the case of martial law, the President may declare martial law without the consent of the National Assembly; provided, however, that the National Assembly may request the President to rescind such martial law.

The National Assembly exercises the country’s legislative power. The Constitution and the Election for Public Offices Act provide for the direct election of about 81% of the members of the National Assembly and the distribution of the remaining seats proportionately among parties winning more than 5 seats in the direct election or receiving over 3% of the popular vote. National Assembly members serve four-year terms. The National Assembly enacts laws, ratifies treaties and approves the national budget. The executive branch drafts most legislation and submits it to the National Assembly for approval.

The country’s judicial branch comprises the Supreme Court, the Constitutional Court and lower courts of various levels. The President appoints the Chief Justice of the Supreme Court and appoints the other Justices of the Supreme Court upon the recommendation of the Chief Justice. All appointments to the Supreme Court require the consent of the National Assembly. The Chief Justice, with the consent of the conference of Supreme Court Justices, appoints all the other judges in Korea. Supreme Court Justices serve for six years and all other judges serve for ten years. Other than the Chief Justice, justices and judges may be reappointed to successive terms.

The President formally appoints all nine judges of the Constitutional Court, but three judges must be designated by the National Assembly and three by the Chief Justice of the Supreme Court. Constitutional Court judges serve for six years and may be reappointed to successive terms.

Administratively, the Republic comprises nine provinces and seven cities with provincial status: Seoul, Busan, Daegu, Incheon, Gwangju, Daejon and Ulsan. From 1961 to 1995, the national government controlled the provinces and the President appointed provincial officials. Local autonomy, including the election of provincial officials, was reintroduced in June 1995.

Political Organizations

Currently, there are two major political parties, the United New Democratic Party, or UNDP, and the Grand National Party, or GNP. The 18th legislative general election will be held on April 9, 2008.

As of March 17, 2008, the parties controlled the following number of seats in the National Assembly:

	UNDP	GNP	Others	Total
Number of Seats	141	129	29	299

Relations with North Korea

Relations between the Republic and North Korea have been tense over most of the Republic’s history. The Korean War, which took place between 1950 and 1953, began with the invasion of the Republic by communist forces from North Korea and, following a military stalemate, an armistice was reached establishing a demilitarized zone monitored by the United Nations in the vicinity of the 38th parallel.

North Korea maintains a regular military force estimated at more than 1,000,000 troops, mostly concentrated near the northern border of the demilitarized zone. The Republic’s military forces, composed of approximately 690,000 regular troops and almost 3.1 million reserves, maintain a state of military preparedness along the southern border of the demilitarized zone. In addition, the United States has historically maintained its military presence in the Republic. In October 2004, the United States and the Republic agreed to a three-phase withdrawal of approximately one-third of the 37,500 troops stationed in the Republic by the end of 2008. By the end of 2004, 5,000 U.S. troops departed the Republic in the first phase of such withdrawal and in the plan’s second phase, the United States removed 5,000 troops by the end of 2006. In the final phase, another 2,500 U.S. troops would be redeployed by the end of 2008. Further, in February 2007, the United States and Korea agreed to dissolve their joint command structure by 2012, which would allow Korea to assume the command of its own armed forces in the event of war on the Korean peninsula.

Over the last few years, relations between the Republic and North Korea have generally improved, despite occasional difficult periods, such as the June 1999 and June 2002 incidents during which several North Korean naval ships intruded on the northern boundary of the Republic’s territorial waters, resulting in a series of hostile naval clashes, and the events relating to North Korea’s nuclear program described below. The Government believes that the general improvement in relations between the Republic and North Korea in the last several years has stemmed from expectations of increased economic cooperation.

Trade between the two Koreas, which totaled US$287 million in 1995, increased to US$724 million in 2003. In November 1998, the Hyundai Group began operating tours for South Koreans to visit the Mount Kumgang region of North Korea after reaching an agreement for such tours with the North Korean government. In June 2000, then-President Kim Dae Jung met with North Korea’s leader Kim Jong-Il in Pyongyang, North Korea. This was the first summit meeting between the leaders of the Republic and North Korea since the nation was divided in 1945. After four rounds of discussions, the summit meeting resulted in the joint announcement by then-President Kim Dae Jung and North Korea’s leader Kim Jong-Il that the two nations had reached an accord to promote: (1) the autonomous pursuit of reunification; (2) the reunion of separated families; (3) the promotion of economic cooperation and exchange in various fields; and (4) the continuation of dialogue to implement the accord. Since the summit, 14 rounds of ministerial talks have been held through July 2004.

The level of tension between the two Koreas, as well as between North Korea and the United States, has increased as a result of North Korea’s admission to the maintenance of a nuclear weapons program in breach of the peace accord executed in October 1994, in response to which the United States, Japan, the Republic and the European Union (which became party to the 1994 accord in November 2002) decided to suspend shipments of oil to North Korea called for by the 1994 accord and reiterated their demands for the dismantling of North Korea’s nuclear weapons program. Following the suspension of oil shipments, North Korea removed seals and surveillance equipment from its main nuclear complex, the Yongbyon nuclear power plant, and evicted nuclear inspectors from the United Nations International Atomic Energy Agency, or the IAEA, in December 2002, and has reportedly reactivated a reactor at its Yongbyon nuclear power plant. In January 2003, North Korea announced its intention to withdraw from the Nuclear Non-Proliferation Treaty, refusing to abandon its nuclear power and arms program unless the United States was to execute a non-aggression pact. In February 2003, the IAEA referred the nuclear issue to the United Nations Security Council.

In an effort to secure a peaceful negotiated resolution to these events, the two Koreas continue to hold ministerial talks. In April 2003, the United States, North Korea and China held tripartite discussions in an effort to resolve issues relating to North Korea’s nuclear weapons program, during which North Korea reportedly admitted that it had already successfully developed nuclear weapons. In August 2003, representatives of the Republic, the United States, North Korea, China, Japan and Russia held multilateral talks in an effort to resolve issues relating to North Korea’s nuclear weapons program. While the talks concluded without resolution, participants in the August meeting indicated a further round of negotiations may take place in the future and, in February 2004, six-party talks resumed in Beijing, China. Again, the talks concluded without resolution, but the six-parties promised to push ahead the peace forum, agreeing in principle to hold the third round of talks in Beijing and to set up a working group in preparation for the plenary meeting. In June 2004, the third round of the six-party talks was held in Beijing which ended with an agreement by the parties to hold further talks by the end of September 2004.

In February 2005, North Korea declared that it had developed and is in possession of nuclear weapons. It also announced withdrawal from the six-party talks on its nuclear program. A two-phased fourth round of six party talks was held in Beijing, China during the summer and fall of 2005. In a joint statement released following the conclusion of this fourth round of talks in September 2005, North Korea agreed to abandon all nuclear weapons and programs and rejoin the Nuclear Non-Proliferation treaty at an early date. In return, the other five nations participating in the talks, China, Japan, the Republic, Russia and the United States, expressed a willingness to provide North Korea with energy assistance and other economic support. However, one day after the joint statement was released, North Korea announced that it would not dismantle its nuclear weapons program unless the United States agreed to provide civilian nuclear reactors in return, a demand that the United States rejected. In November 2005, representatives of the six nations reconvened in Beijing for the first phase of the fifth round of six party talks, which concluded without further progress with respect to the implementation of the joint statement. In July 2006, North Korea conducted several missile tests, which increased tensions in the region and raised strong objections from Japan and the United States. In response, the United Nations Security Council passed a resolution condemning such missile tests and banning any United Nations member state from conducting transactions with North Korea in connection with material or technology related to missile development or weapons of mass destruction. On October 9, 2006, North Korea announced that it had successfully conducted a nuclear test, which increased tensions in the region and raised strong objections from the Republic, the United States, Japan, China and other nations worldwide. In response, the United Nations Security Council passed a resolution which prohibits any United Nations member state from conducting transactions with North Korea in connection with any large-scale arms and material or technology related to missile development or weapons of mass destruction, and from providing luxury goods to North Korea, imposes an asset freeze and international travel ban on persons associated with North Korea’s weapons programs, and calls upon all United Nations member states to take cooperative action, including through inspection of cargo to or from North Korea. In December 2006, the six-party talks among the two Koreas, the United States, China, Japan and Russia resumed in Beijing and were concluded without resolution, but with an agreement by the parties to hold further six-party talks. On February 13, 2007, at the conclusion of the latest six-party talks held in February 2007, the six parties agreed to and jointly announced a denuclearization action plan. The action plan includes, among others, initial steps which must be implemented within 60 days from the announcement and which require North Korea to shut down and seal its main nuclear facilities at Yongbyon and to allow international inspectors to monitor and verify such process. In return for its compliance, North Korea is to receive economic, energy and humanitarian assistance, including an initial shipment of 50,000 tons of heavy fuel oil. Furthermore, the U.S. and Japan are each to begin bilateral discussions with North Korea to normalize their relations, and ministerial meetings between the six parties are to be held following the implementation of the initial steps. On October 3, 2007, participants of the six-party talks reached an agreement under which North Korea committed to dispose of all its existing nuclear facilities by the end of 2007. On October 4, 2007, at the conclusion of an inter-Korean summit, Korea and North Korea signed an eight-point joint declaration in which they agreed to work together on eight major issues, including the replacement of the armistice which ended the Korean War with a peace treaty.

There can be no assurance that the level of tension will not escalate and that such escalation will not have a material adverse impact on the Republic’s economy or its ability to obtain future funding.

Over the longer term, reunification of the two Koreas could occur. Reunification may entail a significant economic commitment by the Republic.

Foreign Relations and International Organizations

The Republic maintains diplomatic relations with most nations of the world, most importantly with the United States with which it entered into a mutual defense treaty and several economic agreements. The Republic also has important relationships with Japan and China, its largest trading partners after the United States.

The Republic belongs to a number of supranational organizations, including:

•	the International Monetary Fund, or the IMF;

•	the World Bank;

•	the Asian Development Bank, or ADB;

•	the Multilateral Investment Guarantee Agency;

•	the International Finance Corporation;

•	the International Development Association;

•	the African Development Bank;

•	the European Bank for Reconstruction and Development;

•	the Bank for International Settlements;

•	the World Trade Organization, or WTO; and

•	the Inter-American Development Bank, or IDB.

In September 1991, the Republic and North Korea became members of the United Nations. During the 1996 and 1997 sessions, the Republic served as a non-permanent member of the United Nations Security Council.

In March 1995, the Republic applied for admission to the Organization for Economic Cooperation and Development, or the OECD, which the Republic officially joined as the twenty-ninth regular member in December 1996.

The Economy

Economic Developments since 1997

In 1997 and 1998, Korean companies, banks and other financial institutions experienced financial difficulties brought on by a number of factors, including among others, excessive investment and high levels of foreign currency and Won currency debt incurred by Korean companies. The economic difficulties of certain Southeast Asian countries beginning in 1997 also adversely affected the Korean economy. The Korean economy, however, has recovered since 1998, as the Government implemented comprehensive programs for economic reform and recovery aimed at rectifying the causes of the economic and financial difficulties it experienced in 1997 and 1998.

The following table sets forth information regarding certain of the Republic’s key economic indicators for the periods indicated.

	As of or for the year ended December 31,
	1997		1998		1999		2000		2001		2002		2003		2004		2005		2006		2007
	(billions of dollars and trillions of won, except percentages)
GDP Growth(1)		4.7%		(6.9)%		9.5%		8.5%		3.8%		7.0%		3.1%		4.7%		4.2%		5.0%		4.9%
Inflation		4.4%		7.5%		0.8%		2.3%		4.1%		2.7%		3.6%		3.6%		2.7%		2.2%		2.5%
Unemployment(2)		2.6%		7.0%		6.3%		4.4%		4.0%		3.3%		3.6%		3.7%		3.7%		3.5%		3.2%
Trade Surplus		$(8.5)		$39.0		$23.9		$11.8		$9.3		$10.3		$15.0		$29.4		$23.2		$16.4		$14.6 (4)
Foreign Currency Reserves		$20.4		$52.0		$74.1		$96.2		$102.8		$121.4		$155.4		$199.1		$210.4		$239.0		$262.2
External Liabilities(3)		$174.2		$163.8		$152.9		$148.5		$130.4		$143.0		$161.6		$172.3		$187.9		$263.4		N/A (1)
Fiscal Balance	(Won)	(7.0)	(Won)	(18.8)	(Won)	(13.1)	(Won)	6.5	(Won)	7.3	(Won)	22.7	(Won)	8.1	(Won)	5.6	(Won)	5.1	(Won)	3.6	(Won)	3.6

(1)	At constant market prices.
(2)	Average for year.
(3)	Starting from June 2003, the total external liabilities of the Republic are calculated under criteria published in a compilation by nine international organizations including the IMF and the World Bank in 2003. Prior to June 2003, the Republic had calculated its total external debt using criteria agreed with the IMF during the financial crisis at the end of 1997. See “—Debt—External Debt” for a description of the changes in the criteria.
(4)	Preliminary data.
(5)	Not available.
Source:	The Bank of Korea.

The Republic’s economic and financial difficulties in 1997 and 1998 and its subsequent recovery and reforms included the following:

•

Financial condition of Korean companies.    A significant number of Korean companies, including member companies of the conglomerates known as “chaebols” that dominate the Korean economy, struggled financially due to excessive investment in some industries, weak export performances and high levels of debt and foreign currency exposure. Many of these Korean companies failed beginning in early 1997, including the Hanbo Group, the Sammi Group, the Kia Group and the Jinro Group. Following the series of corporate failures in the late 1990s, other Korean companies underwent corporate restructuring, including Daewoo Group, Hynix Semiconductor, SK Networks and LG Card.

•

Financial condition of Korean banks and other financial institutions.    The capital adequacy and liquidity of most Korean banks and other financial institutions have been adversely affected by the financial difficulties of corporate borrowers, high levels of short-term foreign currency borrowings from foreign financial institutions and consideration of non-market oriented factors in making lending decisions. Since December 1997, the Government has been restructuring and recapitalizing troubled financial institutions, including closing insolvent financial institutions and those failing to carry out rehabilitation plans within specified periods. Through recapitalization, the Government became the controlling shareholder of Korea First Bank, Seoul Bank, Woori Bank and Chohung Bank. The Government subsequently sold its controlling interest in Korea First Bank, Seoul Bank and Chohung Bank, each of which was later merged into or sold to other banks. Korean financial institutions have also voluntarily pursued mergers and acquisitions.

•

Foreign currency reserves.    The Republic’s foreign currency reserves fell to US$20.4 billion as of December 31, 1997 from US$33.2 billion as of December 31, 1996, due mainly to repatriations by foreign investors of their investments in Korea and reduced availability of credit from foreign sources. Since the end of 1997, however, the Government’s foreign currency reserves have continued to increase, reaching US$262.2 billion as of December 31, 2007, due primarily to continued trade surpluses and capital inflows.

•

Credit rating changes.    From October 1997 to January 1998, the rating agencies downgraded the Republic’s credit ratings, with Moody’s Investor Service, Inc. downgrading the Republic’s long-term foreign currency rating on bond obligations from A1 to Ba1, Standard & Poor’s Ratings Services downgrading the Republic’s long-term foreign currency rating from AA- to B+ and Fitch International Banking Credit Agency downgrading the Republic’s long-term currency rating from AA- to B-. Since that time, the rating agencies have raised the country’s ratings significantly, with Moody’s upgrading the Republic’s long-term foreign currency rating to A3, Standard and Poor’s to A- and Fitch to A in 2002. In 2003, Moody’s changed its outlook on the long-term foreign currency rating of Korea to negative from positive due primarily to the heightened security concerns stemming from North Korea’s nuclear weapons program. In 2004, Moody’s changed its outlook on the long-term foreign currency rating of Korea to stable from negative due primarily to the Republic’s continued stability in its public-sector debt position. In July 2005, Standard & Poor’s upgraded the Republic’s long-term foreign currency rating from A- to A. In October 2005, Fitch raised the Republic’s long-term foreign currency rating from A to A+. In April, 2006, Moody’s changed its outlook on the long-term foreign currency rating of Korea to positive from stable. In July 2007, Moody’s upgraded the Republic’s long-term foreign currency rating from A3 to A2.

•

Interest rate fluctuations.    In late 1997 and 1998, interest rates payable by Korean borrowers increased substantially, both domestically and internationally, due to adverse economic conditions and the depreciation of the Won. Since the fourth quarter of 1998, however, interest rates have fallen significantly, primarily driven by improved economic conditions and The Bank of Korea interest rate policy. Internationally, the spreads over United States treasury bonds on benchmark dollar-denominated bonds issued by the Republic and Korean financial institutions and companies have improved since the second half of 1998. If interest rates were to rise significantly in the future, the debt service costs of Korean borrowers and the possibility of defaults on debt repayments may increase.

•

Exchange rate fluctuations.    Due to adverse economic conditions and reduced liquidity, the value of the Won relative to the U.S. dollar and other major foreign currencies declined substantially in 1997. Due to improved economic conditions and continued trade surpluses, however, the Won has generally appreciated against the U.S. dollar since the end of 1997. Won depreciation substantially increases the amount of Won revenue needed by Korean companies to repay foreign currency-denominated debt, increases the possibility of defaults and results in higher prices for imports, including key raw materials such as oil, sugar and flour. On the other hand, Won appreciation generally has an adverse effect on exports by Korean companies.

•

Stock market volatility.    The Korea Composite Stock Price Index declined by over 56% from 647.1 on September 30, 1997 to 280.0 on June 16, 1998. The index recovered to 1,574.4 on March 17, 2008, which represented a more than four-fold increase since June 16, 1998. Significant sales of Korean securities by foreign investors and the repatriation of the sales proceeds could drive down the value of the Won, reduce the foreign currency reserves held by financial institutions in the Republic and hinder the ability of Korean companies to raise capital.

Gross Domestic Product

Gross domestic product, or GDP, measures the market value of all final goods and services produced within a country for a given period and reveals whether a country’s productive output rises or falls over time. Economists present GDP in both current and constant market prices. GDP at current market prices values a country’s output using the actual prices of each year and GDP at constant market prices values output using the prices from a base year, thereby eliminating the distorting effects of inflation or deflation.

The following table sets out the composition of the Republic’s GDP at current and constant 2000 market prices and the annual average increase in the Republic’s GDP.

Gross Domestic Product(1)

	2003	2004	2005	2006(2)	2007(2)	As % of GDP 2007(2)
	(billions of won)
Gross Domestic Product at Current Market Prices:
Private	389,177.2	401,468.8	426,690.6	453,870.4	N/A(4)	N/A(4)
Government	96,203.2	105,519.9	114,838.2	125,526.8	N/A(4)	N/A(4)
Gross Capital Formation	217,099.0	230,216.6	243,659.5	252,536.9	N/A(4)	N/A(4)
Change in Inventories	291.9	6,430.1	6,420.0	6,345.4	N/A(4)	N/A(4)
Exports of Goods and Services	274,995.1	342,865.5	342,588.0	366,502.8	N/A(4)	N/A(4)
Less Imports of Goods and Services	(257,727.7)	(309,647.4)	(323,466.8)	(357,154.9)	N/A(4)	N/A(4)
Statistical Discrepancy	4,928.2	2,529.9	6,206.3	6,594.4	N/A(4)	N/A(4)

Expenditures on Gross Domestic Product	724,675.0	779,380.5	810,515.9	847,876.4	N/A(4)	100.0
Net Factor Income from the Rest of the World	1,009.9	1,793.7	(1,216.1)	(15.2)	N/A(4)	—

Gross National Product(1)	725,420.3	781,174.2	809,299.8	847,861.3	N/A(4)	100.0

Gross Domestic Product at Constant 2000 Market Prices:
Private	349,200.2	348,067.2	360,720.6	375,901.7	392,457.7	49.3
Government	80,876.8	83,895.2	88,120.6	93,267.9	98,038.8	12.3
Gross Capital Formation	194,578.9	203,187.9	208,076.6	214,224.9	220,900.9	27.7
Change in Inventories	(4,469.0)	671.1	21.8	(399.8)	(2,519.7)	0.3
Exports of Goods and Services	300,824.3	359,709.5	390,443.5	438,805.2	490,768.2	61.6
Less Imports of Goods and Services	(264,929.7)	(301,718.5)	(323,604.7)	(360,331.3)	(402,727.0)	50.5
Statistical Discrepancy	2,104.3	183.1	(629.8)	(2,634.0)	(2,630.7)	0.3

Expenditures on Gross Domestic Product	662,654.8	693,995.5	723,126.8	759,234.4	796,807.9	100.0
Net Factor Income from the Rest of the World in the Terms of Trade	642.7	1,513.8	(1,030.3)	(29.5)	N/A(4)	—

Trading Gains and Losses from Changes	(17,510.0)	(24,471.6)	(46,437.8)	(68,118.2)	(78,976.1)

Gross National Income(3)	645,787.6	671,037.7	675,658.7	691,086.7	N/A(4)

Percentage Increase (Decrease) of GDP over Previous Year At Current Prices	5.9	7.5	4.0	4.6	N/A(4)
At Constant 2000 Market Prices	3.1	4.7	4.2	5.0	4.9

(1)	GDP plus net factor income from the rest of the world is equal to the Republic’s gross national product.
(2)	Preliminary.
(3)	GDP plus net factor income from the rest of the world and trading gains and losses from changes in the terms of trade is equal to the Republic’s gross national income.
(4)	Not available

Source: National Accounts Year 2007; The Bank of Korea.

The following tables set out the Republic’s GDP by economic sector at current and constant 2000 market prices:

Gross Domestic Product by Economic Sector

(at current market prices)

	2003	2004	2005	2006(1)	2007(1)	As % of GDP 2007(1)
	(billions of won)
Industrial Sectors:
Agriculture, Forestry and Fisheries	24,166.1	26,246.2	24,631.4	24,473.3	N/A(2)	N/A(2)
Mining and Manufacturing	171,208.0	200,830.8	207,327.2	212,503.3	N/A(2)	N/A(2)
Mining and Quarrying	2,062.6	2,276.5	2,626.2	2,667.9	N/A(2)	N/A(2)
Manufacturing	169,145.4	198,554.3	204,701.0	209,835.4	N/A(2)	N/A(2)
Electricity, Gas and Water	17,011.2	16,732.6	16,838.7	17,558.9	N/A(2)	N/A(2)
Construction	61,329.8	64,772.5	66,375.0	68,434.3	N/A(2)	N/A(2)
Services:	366,046.6	385,735.2	324,867.7	430,832.0	N/A(2)	N/A(2)
Wholesale and Retail Trade, Restaurants and Hotels	63,583.6	65,531.9	67,862.2	70,945.9	N/A(2)	N/A(2)
Transportation, Storage and Communication	47,787.0	50,969.0	52,429.5	54,194.3	N/A(2)	N/A(2)
Financial Intermediation	56,690.8	57,266.2	60,483.5	63,697.4	N/A(2)	N/A(2)
Real Estate, Renting and Business Activities	81,804.7	86,027.8	90,482.4	96,427.5	N/A(2)	N/A(2)
Public Administration and Defense:
Compulsory Social Security	38,700.9	42,209.6	45,429.4	49,018.4	N/A(2)	N/A(2)
Education	35,760.7	39,194.9	41,569.8	44,427.9	N/A(2)	N/A(2)
Health and Social Work	19,012.7	20,847.5	23,069.3	25,683.6	N/A(2)	N/A(2)
Other Service Activities	22,706.2	23,688.3	24,975.6	26,437.0	N/A(2)	N/A(2)
Taxes less subsidies on products	84,913.1	85,063.0	89,041.7	94,074.6	N/A(2)	N/A(2)

Gross Domestic Product at Current Prices	724,675.0	779,380.5	810,515.9	847,876.4	N/A(2)	100.0

Net Factor Income from the Rest of the World	745.3	1,793.7	(1,216.1)	(15.2)	N/A(2)	—
Gross National Income at Current Price	725,420.3	781,174.2	809,299.8	847,861.3	N/A(2)	100.0

(1)	Preliminary.
(2)	Not available

Source: National Accounts Year 2007; The Bank of Korea.

Gross Domestic Product by Economic Sector

(at constant 2000 market prices)

	2003	2004	2005	2006(1)	2007(1)	As % of GDP 2007(1)
	(billions of won)
Industrial Sectors:
Agriculture, Forestry and Fisheries	23,138.3	25,258.5	25,446.6	24,785.3	24,941.5	3.1
Mining and Manufacturing	177,311.9	196,832.1	210,587.0	228,153.8	242,802.4	30.5
Mining and Quarrying	1,894.9	1,946.5	1,913.7	1,965.8	2,035.2	0.3
Manufacturing	175,417.0	194,885.6	208,673.3	226,188.0	240,767.2	30.2
Electricity, Gas and Water	15,981.3	17,035.3	18,360.7	19,005.6	19,733.1	2.5
Construction	50,548.7	51,459.1	51,413.0	51,360.9	52,279.9	6.6
Services:	321,011.9	327,166.7	338,177.8	352,231.5	263,586.2	33.1
Wholesale and Retail Trade, Restaurants and Hotels	59,563.9	59,471.4	60,687.0	62,792.5	64,979.5	8.2
Transportation, Storage and Communication	47,486.1	50,808.6	53,254.2	55,748.9	59,038.5	7.4
Financial Intermediation	46,855.5	46,211.5	48,392.3	50,683.5	55,644.5	7.0
Real Estate, Renting and Business Activities	73,291.6	74,690.0	77,247.9	80,800.7	83,923.7	10.5
Public Administration and Defense:
Compulsory Social Security	31,189.9	31,838.1	32,662.5	33,642.7	34,472.8	4.3
Education	29,169.8	29,813.6	30,174.2	30,983.4	31,549.1	4.0
Health and Social Work	13,298.7	13,965.2	14,752.8	15,811.5	17,104.3	2.1
Other Service Activities	20,156.4	20,368.3	21,006.9	21,768.3	22,579.6	2.8
Taxes less subsidies on products	74,662.7	76,243.6	79,141.8	83,697.4	87.758.9	11.0

Gross Domestic Product at Market Prices	662,654.8	693,995.5	723,126.8	759,234.4	796,807.9	100.0

(1)	Preliminary.

Source: National Accounts Year 2007; The Bank of Korea.

GDP growth in 2003 was 3.1% at constant market prices, as aggregate private and general government consumption expenditures decreased by 0.3% and gross domestic fixed capital formation increased by 4.0%, each compared with 2002.

GDP growth in 2004 was 4.7% at constant market prices, as aggregate private and general government consumption expenditures increased by 0.4% and gross domestic fixed capital formation increased by 2.1%, each compared with 2003.

GDP growth in 2005 was 4.2% at constant market prices, as aggregate private and general government consumption expenditures increased by 3.9% and gross domestic fixed capital formation increased by 2.4%, each compared with 2004.

Based on preliminary data, GDP growth in 2006 was 5.0% at constant market prices, as aggregate private and general government consumption expenditures increased by 4.5% and gross domestic fixed capital formation increased by 3.2%, each compared with 2005.

Based on preliminary data, GDP growth in 2007 was 4.9% at constant prices, as aggregate private and general government consumption expenditures increased by 4.5% and gross domestic fixed capital formation increased by 4.1%, each compared with 2006.

Principal Sectors of the Economy

Industrial Sectors

The following table sets out production indices for the principal industrial products of the Republic and their relative contribution to total industrial production:

Industrial Production

(2000 = 100)

	Index Weight(1)	2002	2003	2004	2005	2006(2)
Mining	36.2	103.9	103.1	100.0	93.8	92.5
Coal	4.7	83.4	84.3	86.1	88.5	91.1
Metal Ores	0.8	96.7	84.5	111.0	107.1	121.3
Others	30.7	107.2	106.5	101.9	94.2	91.9
Manufacturing	9,362.9	108.4	113.8	126.2	134.0	148.1
Food Products and Beverages	658.8	108.6	106.7	108.9	108.3	108.8
Tobacco Products	53.4	99.9	130.3	140.9	113.5	126.9
Textiles	472.7	84.6	76.5	70.8	63.5	58.2
Apparel and Fur Articles	210.3	98.0	82.5	82.4	86.6	93.7
Tanning and Dressing of Leather	97.6	87.6	75.5	65.1	58.8	58.6
Wood and Wood and Cork Products	62.2	112.8	113.9	109.1	104.4	111.7
Pulp, Paper and Paper Products	193.2	105.3	105.4	108.7	109.3	109.4
Publishing, Printing and Reproduction of Record Media	226.8	109.3	101.2	98.3	92.6	92.6
Coke, Refined Petroleum Products and Nuclear Fuel	309.9	88.2	91.1	94.1	97.0	98.2
Chemicals and Chemical Products	856.9	109.2	113.4	119.0	122.7	127.0
Rubber and Plastic Products	429.9	109.2	112.0	115.7	118.0	124.4
Non-Metallic Mineral Products	331.5	104.2	110.1	108.4	101.3	101.9
Basic Metals	566.2	106.4	111.9	117.6	118.0	121.3
Fabricated Metal Products	414.8	95.6	97.4	99.9	98.4	101.7
Machinery and Equipment	812.5	104.5	109.0	119.7	123.0	131.3
Office, Accounting and Computing Machinery	330.8	111.4	97.4	85.4	78.0	77.9
Electrical Machinery and Apparatus and Others	379.8	104.2	107.2	116.0	120.1	128.7
Radio, Television and Communication Equipment	1,481.0	131.6	158.7	214.9	258.1	323.1
Medical Precision and Optical Instrument, Watches	105.0	100.9	102.8	104.4	98.9	97.2
Motor Vehicles, Trailers and Semitrailers	916.1	107.3	114.3	127.6	138.3	150.2
Other Transport Equipment	274.6	119.4	127.5	145.2	156.3	173.8
Furniture and Other Manufactured Goods	178.9	94.6	87.3	83.0	78.0	73.4
Electricity and Gas	600.9	115.0	121.3	128.4	137.5	143.5
All Items	10,000.0	108.8	114.2	126.2	134.1	147.6
Percentage Increase (Decrease) of All Items Over Previous Year		8.0	5.2	10.2	6.3	10.1

(1)	Index weights were established on the basis of an industrial census in 2000 and reflect the average annual value added by production in each of the classifications shown, expressed as a percentage of total value added in the mining, manufacturing and electricity and gas industries in that year.
(2)	Preliminary

Source: The Bank of Korea.

Industrial production increased by 8.0% in 2002 primarily due to strong domestic consumption and increased exports. Industrial production increased by 5.2% in 2003 primarily due to increased exports and construction investment growth although domestic consumption was sluggish during 2003. Industrial production increased by 10.2% in 2004 primarily due to increased exports and domestic consumption recovery. Industrial production increased by 6.3% in 2005 primarily due to strong exports and increased domestic consumption. Based on preliminary data, industrial production increased by 10.1% in 2006 primarily due to increased exports and domestic consumption.

Manufacturing

The manufacturing sector increased production by 8.2% in 2002, 5.4% in 2003, 10.5% in 2004 and 6.2% in 2005. Based on preliminary data, in 2006, the manufacturing sector increased production by 10.2%.

In 2002, light industry recorded a 1.9% increase due to increased production of food products. In 2003, light industry recorded a 4.1% decline due to the decreased production of textile, apparel, publishing and printing and food products and beverages. In 2004, light industry recorded a 0.8% decrease due to decreased production of food products, textile, apparel and furniture. In 2005, light industry recorded a 2.8% decrease due to decreased production of textile, wood products, publishing and printing, furniture and non-metallic mineral products. Based on preliminary data, in 2006, light industry recorded a 0.6% decrease.

Automobiles.    In 2002, automobile production increased by 6.8%, domestic sales recorded an increase of 11.8% and exports recorded an increase of 0.6%, each compared with 2001. In 2003, automobile production increased by 1.0%, domestic sales recorded a decrease of 18.7% and exports recorded an increase of 20.2%, each compared with 2002. In 2004, automobile production increased by 9.2%, domestic sales recorded a decrease of 17.0% and exports recorded an increase of 31.1%, compared with 2003. In 2005, automobile production increased by 6.6%, domestic sales recorded an increase of 4.5% and exports recorded an increase of 8.7%, compared with 2004. Based on preliminary data, in 2006, automobile production increased by 3.8%, domestic sales recorded an increase of 1.9% and exports recorded an increase of 2.4%, compared with 2005.

Electronics.    In 2002, electronics production increased by 17.3% and exports increased by 17.2%, each compared with 2001 primarily due to the growth in global information technology products demand. In 2002, export sales of semiconductor memory chips constituted approximately 10.2% of the Republic’s total exports. In 2003, electronics production increased by 17.1% and exports increased by 21.8%, each compared with 2002 primarily due to the continued growth in global information technology products demand. In 2003, export sales of semiconductor memory chips constituted approximately 10.1% of the Republic’s total exports. In 2004, electronics production increased by 21.8% and exports increased by 29.6%, each compared with 2003 primarily due to growth in exports of semiconductor memory chips and global information technology products. In 2004, export sales of semiconductor memory chips constituted approximately 10.4% of the Republic’s total exports. In 2005, electronics production increased by 16.0% and exports increased by 7.1%, each compared with 2004 primarily due to continued growth in exports of semiconductor memory chips and global information technology products. In 2005, export sales of semiconductor memory chips constituted approximately 10.5% of the Republic’s total exports. Based on preliminary data, in 2006, electronics production increased by 15.5% and exports increased by 12.4%, each compared with 2005. In 2006, export sales of semiconductor memory chips constituted approximately 5.3% of the Republic’s total exports.

Iron and Steel.    In 2002, crude steel production totaled 45.4 million tons, an increase of 3.5% from 2001. Domestic sales increased by 14.6% due to the recovery of the domestic economy and exports increased by 2.3%. In 2003, crude steel production totaled 46.3 million tons, an increase of 2.0% from 2002. Domestic sales increased by 3.8% and exports increased by 31.8%. In 2004, crude steel production totaled 47.5 million tons, an increase of 2.6% from 2003. Domestic sales increased by 3.6% and exports increased by 44.4% due to increased demand in China. In 2005, crude steel production totaled 47.8 million tons, an increase of 0.5% from 2004. Domestic sales increased by 0.3% and exports increased by 23.8% due to continued strong demand in China. Based on preliminary data, in 2006, crude steel production totaled 48.4 million tons, an increase of 1.3% from 2005. Domestic sales increased by 5.3% and exports increased by 14.2%.

Shipbuilding.    In 2002, the Republic’s shipbuilding orders amounted to 6.5 million compensated gross tons, a decrease of 6.2% compared to 2001. In 2003, the Republic’s shipbuilding orders amounted to 15.8 million compensated gross tons, an increase of 143.1% compared to 2002. In 2004, the Republic’s shipbuilding orders amounted to 15.2 million compensated gross tons, a decrease of 3.8% compared to 2003. In 2005, the Republic’s shipbuilding orders amounted to 11.8 million compensated gross tons, a decrease of 22.4% compared to 2004. Based on preliminary data, in 2006, the Republic’s shipbuilding orders amounted to 18.9 million compensated gross tons, an increase of 60.2% compared to 2005.

Agriculture, Forestry and Fisheries

The Government’s agricultural policy has traditionally focused on:

•	grain production;

•	development of irrigation systems;

•	land consolidation and reclamation;

•	seed improvement;

•	mechanization measures to combat drought and flood damage; and

•	increasing agricultural incomes.

Recently, however, the Government has increased emphasis on cultivating profitable crops and strengthening international competitiveness in anticipation of opening the domestic agricultural market.

In 2002, the production of rice, the largest agricultural product in Korea, decreased 10.7% from 2001 to 4.9 million tons. In 2003, rice production decreased 9.7% from 2002 to 4.5 million tons. In 2004, rice production increased 12.3% from 2003 to 5.0 million tons. In 2005, rice production decreased 4.6% from 2004 to 4.8 million tons. Based on preliminary data, in 2006, rice production decreased 2.1% from 2005 to 4.7 million tons. Due to limited crop yields resulting from geographical and physical constraints, the Republic depends on imports for certain basic foodstuffs. In 2001, 2002, 2003, 2004 and 2005, the Republic’s self sufficiency ratio was 56.8%, 58.3%, 53.3%, 50.2% and 53.4%, respectively.

The Government is seeking to develop the fishing industry by encouraging the building of large fishing vessels and modernizing fishing equipment, marketing techniques and distribution outlets.

In 2002, the agriculture, forestry and fisheries industry, which decreased by 3.5% compared to 2001, was affected by unusually unfavorable weather conditions, including a severe typhoon during the month of September. In 2003, the agriculture, forestry and fisheries industry decreased by 5.3% compared to 2002 primarily due to unfavorable weather conditions. In 2004, the agriculture, forestry and fisheries industry increased by 9.2% compared to 2003 primarily due to increased production of rice, fruits and vegetables, as well as an increase in fishing catch. In 2005, the agriculture, forestry and fisheries industry increased by 0.7% compared to 2004 primarily due to slightly increased production of rice, fruits and corns. Based on preliminary data, in 2006, the agriculture, forestry and fisheries industry decreased by 2.6% compared to 2005 primarily due to a slowdown in the cultivation and livestock industry.

Construction

In 2002, the construction industry increased by 2.8% compared to 2001 due to the expansion of residential and commercial construction. In 2003, the construction industry increased by 8.6% compared to 2002, mainly driven by a surge in building construction, notably of commercial and residential buildings. In 2004, the construction industry increased by 1.8% compared to 2003 primarily due to a steady increase in residential and commercial construction. In 2005, the construction industry increased by 0.1% compared to 2004 primarily due to a slight increase in residential and commercial construction. Based on preliminary data, in 2006, the construction industry decreased by 0.1% compared to 2005 primarily due to a slight decrease in the construction of residential and commercial buildings.

Electricity and Gas

The following table sets out the Republic’s dependence on imports for energy consumption:

Dependence on Imports for Energy Consumption

	Total Energy Consumption	Imports	Imports Dependence Ratio
	(millions of tons of oil equivalents, except ratios)
2002	208.8	202.7	97.1
2003	215.1	208.5	96.9
2004	220.2	213.2	96.8
2005	228.6	221.1	96.7
2006	231.5	224.0	96.8

Source: Korea Energy Economics Institute.

Korea has no domestic oil or gas production and depends on imported oil and gas to meet its energy requirements. Accordingly, the international prices of oil and gas significantly affect the Korean economy. Any significant long-term increase in the prices of oil and gas will increase inflationary pressures in Korea and adversely affect the Republic’s balance of trade.

To reduce its dependence on oil and gas imports, the Government has encouraged energy conservation and energy source diversification emphasizing nuclear energy. The following table sets out the principal primary sources of energy consumed in the Republic, expressed in oil equivalents and as a percentage of total energy consumption.

Consumption of Energy by Source

	Coal		Petroleum		Nuclear		Others		Total
	Quantity	%	Quantity	%	Quantity	%	Quantity	%	Quantity	%
	(millions of tons of oil equivalents, except percentages)
2002	49.1	23.5	102.4	49.1	29.8	14.3	27.5	13.1	208.8	100.0
2003	51.1	23.7	102.4	47.6	32.4	15.1	29.2	13.5	215.1	100.0
2004	53.1	24.1	100.6	45.7	32.7	14.8	33.8	15.4	220.2	100.0
2005	54.8	24.0	101.5	44.4	36.7	16.1	36.1	15.5	228.6	100.0
2006	56.7	24.5	101.4	43.8	37.2	16.1	36.2	15.6	231.5	100.0

Source: Korea Energy Economics Institute.

The Republic’s first nuclear power plant went into full operation in 1978 with a rated generating capacity of 587 megawatts. Construction of an additional 18 nuclear power plants was completed by July 2004, adding 16,129 megawatts of generating capacity. The Republic’s total nuclear power generating capacity is estimated to be 17,715 megawatts as of December 31, 2005.

Services Sector

In 2002, the transportation, storage and communications sector increased by 9.2% compared with 2001. In 2003, the transportation, storage and communications sector increased by 4.8% compared with 2002. In 2004, the transportation, storage and communications sector increased by 7.0%. In 2005, the transportation, storage and communications sector increased by 4.8%. Based on preliminary data, in 2006, the transportation, storage and communications sector increased by 4.7%. In 2002, the financing, insurance, real estate and business service subsector increased by 11.0% compared with 2001. In 2003, the financing, insurance, real estate and business service subsector increased by 1.5% compared with 2002. In 2004, the financing, real estate and business service subsector increased by 1.4% compared to 2003. In 2005, the financing, real estate and business service subsector increased by 3.4% compared to 2004. Based on preliminary data, in 2006, the financing, real estate and business service subsector increased by 4.2% compared to 2005.

Prices, Wages and Employment

The following table shows selected price and wage indices and unemployment rates:

	Producer Price Index(1)	Increase Over Previous Year	Consumer Price Index(1)	Increase Over Previous Year	Wage Index(1)(2)		Increase Over Previous Year		Unemployment Rate(1)(3)
	(2000=100)	(%)	(2005=100)	(%)	(2000=100)		(%)		(%)
2003	101.4	2.2	93.9	3.5	127.6		9.2		3.6
2004	107.6	6.1	97.3	3.6	135.2		6.0		3.7
2005	109.9	2.1	100.0	2.8	144.2		6.6		3.7
2006	112.4	2.3	102.2	2.2	152.5		5.7		3.5
2007	115.4	2.7	104.8	2.5	N/A	(4)	N/A	(4)	3.2

(1)	Average for year.
(2)	Nominal wage index of earnings in all industries.
(3)	Expressed as a percentage of the economically active population.
(4)	Not available.

Source: The Bank of Korea; Korea National Statistical Office.

The Government’s economic policy has helped keep inflation low. The inflation rate, on an annualized basis, was 3.6% in 2003, 3.6% in 2004, 2.7% in 2005, 2.2% in 2006 and 2.5% in 2007.

The unemployment rate was 3.6% in 2003, 3.7% in 2004, 3.7% in 2005, 3.5% in 2006 and 3.2% in 2007.

From 1992 to 2007, the economically active population of the Republic increased by 24.1% to 24.2 million, while the number of employees increased by 23.8% to 23.4 million. The economically active population over 15 years old as a percentage of the total over-15 population has remained between 60% and 63% over the past decade. Literacy among workers under 50 is almost universal.

As of July 1, 2004, Korea adopted a five-day workweek for large corporations with over 1,000 employees, publicly-owned (state-run) companies, banks and insurance companies, reducing working hours from 44 to 40 hours a week. The adoption of the five-day workweek has been extended to companies with over 300 employees and to government employees as of July 1, 2005 and to companies with over 100 employees as of July 1, 2006. Companies with more than 50 employees adopted the five-day workweek as of July of 2007 and those with over 20 are scheduled to do so by July 2008.

Approximately 10.3% of the Republic’s workers were unionized as of December 31, 2006. In the early 2000s, the labor unions of several of the Republic’s largest commercial banks, including Kookmin Bank, Shinhan Bank (formerly Chohung Bank) and Citibank (formerly KorAm Bank), staged strikes in response to consolidation in the banking industry. In addition, in the summer of 2004 and 2005, respectively, unionized workers of GS Caltex Corporation and Asiana Airlines staged strikes demanding better compensation and working conditions. In the fall of 2005, unionized workers at Hyundai Motor Company and Kia Motors Corp. went on strikes during annual contract talks. In December 2005, Korean Air’s unionized pilots also staged strikes demanding a higher wage increase. In the summer of 2006, unionized workers of Hyundai Motor Company and Kia Motors Corp. went on partial strikes demanding better compensation and working conditions, and unionized workers of Ssangyong Motor Company went on strike in response to the company’s proposed layoff plans. In July 2006, unionized workers of POSCO’s subcontractors initiated a sit-in strike at POSCO’s headquarters in Pohang demanding better wages and working conditions, disrupting POSCO’s operations for nine days. Also, in June 2007, unionized workers of Hyundai Motor Company went on partial strikes demanding a higher bonus increase. Actions such as these by labor unions may hinder implementation of the labor reform measures and disrupt the Government’s plans to create a more flexible labor market. Although much effort is being expended to resolve labor disputes in a peaceful manner, there can be no assurance that further labor unrest will not occur in the future. Continued labor unrest in key industries of the Republic may have an adverse effect on the economy.

In 1997, the Korean Confederation of Trade Unions organized a political alliance, which led to the formation of the Democratic Labor Party in January 2000. The Democratic Labor Party, which seeks to represent the interests of workers, currently controls six seats in the National Assembly.

The Financial System

Structure of the Financial Sector

The Republic’s financial sector includes the following categories of financial institutions:

•	The Bank of Korea;

•	banking institutions;

•	non-bank financial institutions; and

•	other financial entities, including:

•	securities institutions;

•	credit guarantee institutions;

•	venture capital companies; and

•	miscellaneous others.

To increase transparency in financial transactions and enhance the integrity and efficiency of the financial markets, Korean law requires that financial institutions confirm that their clients use their real names when transacting business. To ease the liquidity crisis, the Government altered the real-name financial transactions system during 1998, to allow the sale or deposit of foreign currencies through domestic financial institutions and the purchase of certain bonds, including Government bonds, without identification. The Government also strengthened confidentiality protection for private financial transactions.

In July 2007, the Korean National Assembly passed the Act on Capital Markets and Financial Investment Business, or ACMFIB, under which various industry-based capital markets regulatory systems currently in place will be consolidated into a single regulatory system. The ACMFIB, which will become effective in February 2009, will expand the scope of permitted investment-related financial products and activities through expansive definitions of financial instruments and function- based regulations that allow financial investment companies to offer a wider range of financial services, as well as strengthening investor protection and disclosure requirements.

Banking Industry

The banking industry comprises commercial banks and specialized banks. Commercial banks serve the general public and corporate sectors. They include nationwide banks, regional banks and branches of foreign banks. Regional banks provide services similar to nationwide banks, but operate in a geographically restricted region. Branches of foreign banks have operated in Korea since 1967 but provide a relatively small proportion of the country’s banking services. As of December 31, 2007, commercial banks consisted of seven nationwide banks, all of which have branch networks throughout Korea, six regional banks and 50 branches of 36 foreign banks operating in the country. Nationwide and regional banks had, in the aggregate, 5,430 domestic branches and offices, 54 overseas branches, four overseas representative offices and 21 overseas subsidiaries as of September 30, 2007.

Specialized banks meet the needs of specific sectors of the economy in accordance with Government policy; they are organized under, or chartered by, special laws. Specialized banks include:

•	The Korea Development Bank;

•	The Export-Import Bank of Korea;

•	The Industrial Bank of Korea;

•	National Agricultural Cooperative Federation (which merged with the National Livestock Cooperative Federation in July 2000); and

•	National Federation of Fisheries Cooperatives.

The economic difficulties in 1997 and 1998 caused an increase in Korean banks’ non-performing assets and a decline in capital adequacy ratios of Korean banks. From 1998 through 2002, the Financial Services Commission amended banking regulations several times to adopt more stringent criteria for non-performing loans that more closely followed international standards. The new criteria increased the level of non-performing loans held by banks and other financial institutions. The following table sets out the total loans and discounts and non-performing assets of the commercial banking sector.

	Total Loans	Non-Performing Assets	Percentage of Total
	(trillions of won)		(percentage)
December 31, 2002	464.6	11.3	2.4
December 31, 2003	499.5	13.7	2.7
December 31, 2004	512.3	10.1	2.0
December 31, 2005	548.0	7.0	1.3
December 31, 2006	645.4	5.8	0.9
September 30, 2007	706.2	5.5	0.8

Source: Banking Statistics, February 2006/2007; Financial Supervisory Service.

Most of the growth in total loans since the end of 2001 has been attributable to loans to the retail sector, accounting for 51.7% of total loans as of September 30, 2007, compared to 34.3% as of December 31, 1999.

A group of the Republic’s banks, including seven nationwide commercial banks, six regional commercial banks and five special banks, posted an aggregate net profit of (Won)1.7 trillion in 2003, compared to an aggregate net profit of (Won)5.0 trillion in 2002, primarily due to increased loan loss provisions for SK Networks and credit card companies. In 2004, these banks posted an aggregate net profit of (Won)8.8 trillion compared to an aggregate net profit of (Won)1.7 trillion in 2003, primarily due to decreased loan loss provisions and increased investment income. In 2005, these banks posted an aggregate net profit of (Won)13.6 trillion primarily due to decreased loan loss provisions and increased commissions and foreign exchange revenues. In 2006, these banks posted an aggregate net profit of (Won)13.3 trillion. During the first three quarters of 2007, these banks posted an aggregate net profit of (Won)13.1 trillion.

Non-Bank Financial Institutions

Non-bank financial institutions include:

•	investment institutions, including merchant banks, asset management companies and the Korea Securities Finance Corporation;

•	savings institutions, including trust accounts of banks, mutual savings banks, credit unions, mutual credit facilities, community credit cooperatives and postal savings;

•	life insurance institutions; and

•	credit card companies.

As of December 31, 2007, two merchant banks were operating in the country. As of December 31, 2007, the total assets of Korea’s merchant banks amounted to an aggregate of (Won)1,794.4 billion.

As of December 31, 2007, 51 asset management companies, which manage trust assets and/or assets held by investment companies under the Indirect Investment Asset Management Business Act, with assets totaling approximately (Won)323.4 trillion, were operating in Korea.

The Korean Bank Act permits banks to provide trust account management services under the Trust Business Act, as well as asset management services under the Indirect Investment Asset Management Business Act, effective January 5, 2004, with the approval of the Financial Services Commission. In this regard, pursuant to an addendum to the Indirect Investment Asset Management Business Act, banks already engaged in trust account management services for money trust products (excluding products that are managed under specified investment policies) under the Trust Business Act are permitted to continue offering such services, provided they qualified as an asset management company under the Indirect Investment Asset Management Business Act before July 5, 2004. In addition, banks that failed to qualify as an asset management company before July 5, 2004, may apply for qualification pursuant to separate procedures under the Indirect Investment Asset Management Business Act. Banks segregate trust assets and cannot use them to satisfy claims of depositors or other creditors. Accordingly, trust accounts appear separately from banking accounts in the banks’ financial statements. As of December 31, 2007, assets of trust accounts of all banks providing trust account management services totaled (Won)112.5 trillion.

The country had 107 mutual savings banks as of December 31, 2007, with assets totaling (Won)57,905.0 billion.

As of December 31, 2007, 12 domestic life insurance institutions, two joint venture life insurance institutions and eight wholly-owned subsidiaries of foreign life insurance companies, with assets totaling approximately (Won)297.3 trillion as of December 31, 2007, were operating in the Republic.

As of September 30, 2007, six credit card companies operated in the country with loans totaling approximately (Won)38.6 trillion, of which 3.3% were classified as non-performing loans.

Money Markets

In Korea, the money markets consist of the call market and markets for a wide range of other short-term financial instruments, including treasury bills, monetary stabilization bonds, negotiable certificates of deposits, repurchase agreements and commercial paper.

Securities Markets

As of December 31, 2007, 40 domestic securities companies (including joint venture securities companies) and 14 branches of foreign securities companies operated in Korea.

The Korea Stock Exchange, a non-profit corporation wholly owned by its member firms began operations in 1956 as Korea’s only stock exchange. It had a single trading floor located in Seoul. The exchange imposed daily limits on share price movements to avoid excessive fluctuation. The Korea Composite Stock Price Index was comprised of all equities listed on the exchange. The exchange opened a stock index futures market in May 1996 and an options market in July 1997.

In addition to the Korea Stock Exchange, Korea has two over-the-counter stock markets. The KOSDAQ Stock Market was established in July 1996, and the OTC Bulletin Board Market was launched in March 2000 for trading of shares not listed on either the Korea Stock Exchange or the KOSDAQ. Pursuant to the Korea Securities and Futures Exchange Act promulgated in January 2004, the Korea Stock Exchange, the KOSDAQ and the Korea Futures Exchange were merged into a single exchange known as the Korea Exchange in January 2005. Following this merger, the Korea Stock Exchange, the KOSDAQ and the Korea Futures Exchange were organized into the Stock Market

Division of the Korea Exchange, the KOSDAQ Market Division of the Korea Exchange and the Futures Market Division of the Korea Exchange, respectively.

The following table shows the value of the Korea Composite Stock Price Index as of the dates indicated:

December 30, 2003	810.7
January 30, 2004	848.5
February 27, 2004	883.4
March 31, 2004	880.5
April 30, 2004	862.8
May 31, 2004	803.8
June 30, 2004	785.8
July 31, 2004	735.3
August 31, 2004	803.6
September 30, 2004	835.1
October 29, 2004	834.8
November 30, 2004	878.1
December 30, 2004	895.9
January 31, 2005	932.7
February 28, 2005	1,011.4
March 31, 2005	965.7
April 30, 2005	911.3
May 31, 2005	970.2
June 30, 2005	1,008.2
July 29, 2005	1,111.3
August 31, 2005	1,083.3
September 30, 2005	1,221.0
October 31, 2005	1,158.1
November 30, 2005	1,297.4
December 29, 2005	1,379.4
January 31, 2006	1,399.8
February 28, 2006	1,371.6
March 31, 2006	1,359.6
April 28, 2006	1,419.7
May 30, 2006	1,317.7
June 30, 2006	1,295.2
July 31, 2006	1,297.8
August 31, 2006	1,352.7
September 29, 2006	1,371.4
October 31, 2006	1,364.6
November 30, 2006	1,432.2
December 28, 2006	1,434.5
January 31, 2007	1,360.2
February 28, 2007	1,417.3
March 31, 2007	1,452.6
April 30, 2007	1,542.2

May 31, 2007	1,700.9
June 30, 2007	1,743.6
July 31, 2007	1,933.3
August 31, 2007	1,873.2
September 28, 2007	1,946.5
October 31, 2007	2,064.9
November 30, 2007	1,906.0
December 28, 2007	1,897.1
January 31, 2008	1,624.7
February 29, 2008	1,711.6

On December 27, 1997, the last day of trading in 1997, the index stood at 376.3, a sharp decline from 647.1 on September 30, 1997. The fall resulted from growing concerns about the Republic’s weakening financial and corporate sectors, the Republic’s falling foreign currency reserves, the sharp depreciation of the Won against the U.S. Dollar and other external factors, such as a sharp decline in stock prices in Hong Kong on October 24, 1997 and financial turmoil in Southeast Asian countries. The Korea Composite Stock Price Index rose to 1,028.1 on December 28, 1999, but has since been volatile. The index was 1,574.4 on March 17, 2008.

Supervision System

The Office of Bank Supervision, the Securities Supervisory Board, the Insurance Supervisory Board and all other financial sector regulatory bodies merged in January 1999 to form the Financial Services Commission. The Financial Services Commission acts as the executive body over the Financial Supervisory Service. The Financial Services Commission reports to, but operates independently of, the Prime Minister’s office.

The Ministry of Strategy and Finance focuses on financial policy and foreign currency regulations. The Bank of Korea manages monetary policy focusing on price stabilization.

Deposit Insurance System

The Republic’s deposit insurance system insures amounts on deposit with banks, non-bank financial institutions, securities companies and life insurance companies.

Since January 2001, deposits at any single financial institution are insured only up to (Won)50 million regardless of the amount deposited.

The Government recently excluded certain deposits, such as repurchase agreements, from the insurance scheme, expanded the definition of unsound financial institutions to which the insurance scheme would apply and increased the insurance premiums payable by insured financial institutions.

Monetary Policy

The Bank of Korea

The Bank of Korea was established in 1950 as Korea’s central bank and the country’s sole currency issuing bank. A seven-member Monetary Policy Committee, chaired by the Governor of The Bank of Korea, formulates and controls monetary and credit policies.

The core inflation rate, which is the consumer price index adjusted to remove the non-cereal agriculture and petroleum components, is used as The Bank of Korea’s target indicator. To achieve its established inflation target, the Monetary Policy Committee of The Bank of Korea determines and announces its overnight call rate target on a monthly basis. The Bank of Korea uses open market operations as its primary instrument to keep the call rate in line with the Monetary Policy Committee’s target rate. In addition, The Bank of Korea is able to establish policies regarding its lending to banks in Korea and their reserve requirements.

Interest Rates

On July 10, 2003, the Bank of Korea cut its target for the benchmark call rate (uncollaterized overnight rate) to 3.75% from 4.00%, which was further lowered to 3.5% on August 12, 2004 and 3.25% on November 11, 2004. On October 11, 2005, the Bank of Korea raised the benchmark call rate to 3.5%, which was further raised to 3.75% on December 8, 2005, to 4.0% on February 9, 2006 and to 4.25% on June 8, 2006 primarily due to the economic recovery and persistently high oil prices. On July 12, 2007, the Bank of Korea raised the benchmark call rate to 4.75% from 4.5%, which was further raised to 5.0% on August 9, 2007. As of the end of 2003, all deposit and lending rates had been deregulated with the exception of those on demand deposits. In February 2004, the Bank of Korea removed the 1% per annum deposit interest rate ceiling on demand deposits.

Money Supply

The following table shows the volume of the Republic’s money supply:

	December 31,
	2003	2004	2005	2006	2007
	(billions of won)
Money Supply (M1)(1)	298,952.9	321,727.7	332,344.9	371,087.6	316,382.7
Quasi-money(2)	599,116.5	632,994.8	689,103.8	778,174.5	957,229.2
Money Supply (M2)	898,069.4	954,722.5	1,021,448.7	1,149,262.1	1,273,611.9
Percentage Increase Over Previous Year	3.0%	6.3%	7.0%	12.5%	10.8%

(1)	Consists of currency in circulation and demand and instant access savings deposits at financial institutions.
(2)	Includes time and installment savings deposits, marketable instruments, yield-based dividend instruments and financial debentures, excluding financial instruments with a maturity of more than two years.

Source: The Bank of Korea.

Exchange Controls

Authorized foreign exchange banks, as approved by the Ministry of Strategy and Finance, handle foreign exchange transactions. The ministry has designated other types of financial institutions to handle foreign exchange transactions on a limited basis.

Korean laws and regulations generally require the approval of, or a report to, either the Ministry of Strategy and Finance, The Bank of Korea or authorized foreign exchange banks, as applicable, for issuances of international bonds and other instruments, overseas investments and certain other transactions involving foreign exchange payments.

In 1994 and 1995, the Government relaxed regulations of foreign exchange position ceilings and foreign exchange transaction documentation and created free Won accounts which may be opened by non-residents at Korean foreign exchange banks. The Won funds deposited into the free Won accounts may be converted into foreign currencies and remitted outside Korea without any governmental approval. In December 1996, after joining the OECD, the Republic freed the repatriation of investment funds, dividends and profits, as well as loan repayments and interest payments. The Government continues to reduce exchange controls in response to changes in the world economy, including the new trade regime under the WTO, anticipating that such foreign exchange reform will improve the Republic’s competitiveness and encourage strategic alliances between domestic and foreign entities.

In September 1998 the National Assembly passed the Foreign Exchange Transactions Act, which became effective in April 1999 and was subsequently amended in October 2000, December 2000, December 2005 and January 2007. In principle, most currency and capital transactions, including, among others, the following transactions have been liberalized:

•	the investment in real property located overseas by Korean companies and financial institutions;

•	the establishment of overseas branches and subsidiaries by Korean companies and financial institutions;

•	the investment by non-residents in deposits and trust products having more than one year maturities; and

•	the issuance of debentures by non-residents in the Korean market.

To minimize the adverse effects from further opening of the Korean capital markets, the Ministry of Strategy and Finance is authorized to introduce a variable deposit requirement system to restrict the influx of short-term speculative funds.

The Government has also embarked on a second set of liberalization initiatives starting in January 2001, under which ceilings on international payments for Korean residents have been eliminated, including overseas travel expenses, overseas inheritance remittances and emigration expenses. Overseas deposits, trusts, acquisitions of foreign securities and other foreign capital transactions made by residents and the making of deposits in Korean currency made by non-residents have also been liberalized. In line with the foregoing liberalization, measures will also be adopted to curb illegal foreign exchange transactions and to stabilize the foreign exchange market.

Effective as of January 1, 2006, the Government liberalized the regulations governing “capital transactions.” The regulations provide that no regulatory approvals are required for any capital transactions. The capital transactions previously subject to approval requirements are now subject only to reporting requirements. These reporting requirements are also scheduled to be largely eliminated as of January 1, 2009.

Foreign Exchange

The following table shows the exchange rate between the Won and the U.S. Dollar (in Won per U.S. Dollar) as announced by the Seoul Money Brokerage Services, Ltd. as of the dates indicated:

Exchange Rates

Won/U.S. Dollar Exchange Rate
December 31, 2003	1,197.8
January 31, 2004	1,173.7
February 27, 2004	1,176.2
March 31, 2004	1,146.6
April 30, 2004	1,167.7
May 31, 2004	1,165.7
June 30, 2004	1,152.5
July 31, 2004	1,171.3
August 31, 2004	1,153.8
September, 30, 2004	1,147.9
October 30, 2004	1,122.3
November 30, 2004	1,047.9
December 31, 2004	1,043.8
January 31, 2005	1,026.4
February 28, 2005	1,008.1
March 31, 2005	1,024.3
April 30, 2005	1,001.8
May 31, 2005	1,002.5
June 30, 2005	1,024.4
July 30, 2005	1,025.7
August 31, 2005	1,031.0
September 30, 2005	1,038.0
October 31, 2005	1,042.7
November 30, 2005	1,036.3
December 30, 2005	1,013.0
January 31, 2006	971.0
February 28, 2006	969.0
March 31, 2006	975.9
April 28, 2006	945.7
May 30, 2006	947.4
June 30, 2006	960.3
July 31, 2006	953.1
August 31, 2006	959.6
September 29, 2006	945.2
October 31, 2006	944.2
November 30, 2006	929.9

Won/U.S. Dollar Exchange Rate
December 29, 2006	929.6
January 31, 2007	940.9
February 28, 2007	938.3
March 31, 2007	940.3
April 30, 2007	929.4
May 31, 2007	929.9
June 30, 2007	926.8
July 31, 2007	923.2
August 31, 2007	939.9
September 28, 2007	920.7
October 31, 2007	907.4
November 30, 2007	929.6
December 31, 2007	938.2
January 31, 2008	943.9
February 29, 2008	937.3

Prior to November 1997, the Government permitted exchange rates to float within a daily range of 2.25%. In response to the substantial downward pressures on the Won caused by the Republic’s economic difficulties in late 1997, in November 1997, the Government expanded the range of permitted daily exchange rate fluctuations to 10%. The Government eliminated the daily exchange rate band in December 1997, and the Won now floats according to market forces. The value of the Won relative to the U.S. dollar depreciated from (Won)888.1 to US$1.00 on June 30, 1997 to (Won)1,964.8 to US$1.00 on December 24, 1997. Due to improved economic conditions and increases in trade surplus, the Won has generally appreciated against the U.S. dollar, although the trend has reversed in March 2008. The market average exchange rate was (Won)988.3 to US$1.00 on March 17, 2008.

Balance of Payments and Foreign Trade

Balance of Payments

Balance of payments figures measure the relative flow of goods, services and capital into and out of the country as represented in the current balance and the capital balance. The current balance tracks a country’s trade in goods and services and transfer payments and measures whether a country is living within its income from trading and investments. The capital balance covers all transactions involving the transfer of capital into and out of the country, including loans and investments. The overall balance represents the sum of the current and capital balances. An overall balance surplus indicates a net inflow of foreign currencies, thereby increasing demand for and strengthening the local currency. An overall balance deficit indicates a net outflow of foreign currencies, thereby decreasing demand for and weakening the local currency. The financial account mirrors the overall balance. If the overall balance is positive, the surplus, which represents the nation’s savings, finances the overall deficit of the country’s trading partners. Accordingly, the financial account will indicate cash outflows equal to the overall surplus. If, however, the overall balance is negative, the nation has an international deficit which must be financed. Accordingly, the financial account will indicate cash inflows equal to the overall deficit.

The following table sets out certain information with respect to the Republic’s balance of payments:

Balance of Payments

	December 31,
Classification	2003	2004	2005	2006	2007(3)
	(millions of dollars)
Current Account	11,949.5	28,173.5	14,980.9	5,385.2	5,954.3
Goods	21,952.0	37,568.8	32,683.1	27,905.1	29,409.4
Exports(1)	197,289.2	257,710.1	288,970.7	331,842.0	378,982.0
Imports(1)	175,337.2	220,141.3	256,287.6	303,936.9	349,572.6
Services	(7,424.2)	(8,046.1)	(13,658.2)	(18,960.7)	(20,574.9)
Income	326.3	1,082.8	(1,562.5)	533.7	768.5
Current Transfers	(2,904.6)	(2,432.0)	(2,481.5)	(4,092.9)	(3,648.7)
Capital and Financial Account	13,909.4	7,598.8	4,756.5	17,972.0	6,232.3
Financial Account(2)	15,307.8	9,351.6	7,096.9	21,098.1	8,621.9
Capital Account	(1,398.4)	(1,752.8)	(2,340.4)	(3,126.1)	(2,389.6)
Changes in Reserve Assets	(25,849.4)	(38,710.5)	(19,805.8)	(22,112.9)	(15,128.2)
Net Errors and Omissions	(9.5)	2,938.2	68.4	(1,244.3)	2,941.6

(1)	These entries are derived from trade statistics and are valued on a free on board basis, meaning that the insurance and freight costs are not included.
(2)	Includes borrowings from the IMF, syndicated bank loans and short-term borrowings.
(3)	Preliminary.

Source: Monthly Bulletin, February 2008; The Bank of Korea.

The Republic recorded a current account surplus of approximately US$5.4 billion in 2006 compared with a current account surplus of US$15.0 billion in 2005, primarily due to a decrease in surplus from the goods account from US$32.7 billion to US$27.9 billion and an increase in deficit from the service account from US$13.7 billion to US$19.0 billion.

Based on preliminary data, the Republic recorded a current account surplus of approximately US$6.0 billion in 2007 compared with a current account deficit of US$5.4 billion in 2006, primarily due to an increase in surplus from the goods account.

Trade Balance

Trade balance figures measure the difference between a country’s exports and imports. If exports exceed imports the country has a trade balance surplus while if imports exceed exports the country has a deficit. A deficit, indicating that a country’s receipts from abroad fall short of its payments to foreigners, must be financed, rendering the country a debtor nation. A surplus, indicating that a country’s receipts exceed its payments to foreigners, allows the country to finance its trading partners’ net deficit to the extent of the surplus, rendering the country a creditor nation.

The following table summarizes the Republic’s trade balance for the periods indicated:

Trade Balance

	Exports(1)	Imports(1)	Balance of Trade	Exports as % of Imports
	(millions of dollars, except percentages)
2003	193,817.4	178,826.7	14,990.7	108.4
2004	253,844.7	224,462.7	29,382.0	113.1
2005	284,418.7	261,238.3	23,180.4	108.9
2006	325,464.9	309,382.7	16,082.2	105.2
2007(2)	371,489.0	356,845.7	14,643.3	104.1

(1)	These entries are derived from customs clearance statistics on a C.I.F. basis, meaning that the price of goods include insurance and freight cost.
(2)	Preliminary

Source: Principal Economic Indicators, February 2008; The Bank of Korea.

The Republic, due to its lack of natural resources, relies on extensive trading activity for growth. The country meets virtually all domestic requirements for petroleum, wood and rubber with imports, as well as much of its coal and iron needs. Exports consistently represent a high percentage of GDP and, accordingly, the international economic environment is of crucial importance to the Republic’s economy.

The following tables give information regarding the Republic’s exports and imports by major commodity groups:

Exports by Major Commodity Groups (C.I.F.)(1)

	2003	As % of Total	2004	As % of Total	2005	As % of Total	2006	As % of Total	2007(2)	As % of Total
	(millions of dollars, except percentages)
Foods & Consumer Goods	2,792.3	1.4	3,122.7	1.2	3.174.4	1.1	3,167.7	1.0	3,531.7	1.0
Raw Materials and Fuels	9,048.4	4.6	13,061.4	5.1	18,650.9	6.6	25,071.5	7.7	29,442.5	7.9
Light Industrial Products	27,298.3	14.1	29,606.7	11.7	26,332.1	9.3	26,864.0	8.3	27,469.7	7.4
Heavy & Chemical Industrial Products	154,678.5	79.8	208,053.8	82.0	236,261.3	83.1	270,361.7	83.1	311,045.1	83.7
Petroleum & Derivatives	6,788.5	3.5	10,336.7	4.1	15,519.8	5.5	20,602.8	6.3	24,212.4	6.5
Textile Yarn & Thread	1,557.3	0.8	1,590.7	0.6	1,437.5	0.5	1,337.9	0.4	1,464.5	0.4
Woven & Textile Fabrics	6,107.1	3.2	6,006.4	2.4	5,703.8	2.0	5,271.6	1.6	5,194.6	1.4
Clothing	3,627.4	1.9	3,378.4	1.3	2,568.6	0.9	2,173.2	0.7	1,909.3	0.5
Tyres & Inner Tube	1,715.1	0.9	2,093.9	0.8	2,439.3	0.9	2,562.4	0.8	2,853.5	0.8
Chemicals & Chemical Products	16,592.4	8.6	22,675.4	8.9	27,295.5	9.6	31,234.9	9.6	36,822.5	9.9
Metal Goods	13,094.4	6.8	18,621.5	7.3	22,478.6	7.9	27,172.4	8.3	31,593.7	8.5
Machinery & Precision Equipment	14,457.7	7.5	20,431.6	8.0	26,143.2	9.2	28,984.6	8.9	36,163.8	9.7
Electronic & Electronic Products	74,525.9	38.5	96,701.1	38.1	103,255.0	36.3	115,742.7	35.6	126,914.3	34.2
Passenger Cars	17,480.9	9.0	24,578.6	9.7	27,181.5	9.6	30,497.1	9.4	34,482.8	9.3
Ship & Boat	11,168.3	5.8	15,406.0	6.1	17,362.9	6.1	21,661.9	6.7	26,855.1	7.2

Total	193,817.4	100.0	253,844.7	100.0	284,418.7	100.0	325,464.8	100.0	371,489.1	100.0

(1)	These entries are derived from customs clearance statistics. C.I.F. means that the price of goods include insurance and freight costs.
(2)	Preliminary

Source: Monthly Bulletin, February 2008; The Bank of Korea.

Imports by Major Commodity Groups (C.I.F.) (1)

	2003	As % of Total	2004	As % of Total	2005	As % of Total	2006	As % of Total	2007(2)	As % of Total
	(millions of dollars, except percentages)
Consumer Goods	23,072.5	12.9	25,737.1	11.5	25,704.3	9.8	30,411.1	9.8	36,975.9	10.4
Industrial Materials and Fuels	86,420.5	48.3	113,831.0	50.7	141,333.4	54.1	173,915.7	56.2	201,740.4	56.5
Capital Goods	69,333.7	38.8	84,894.6	37.8	94,200.6	36.1	105,055.9	34.0	118,129.4	33.1
Cereals	29,33.9	1.6	3,716.5	1.7	3,365.0	1.3	3,470.7	1.1	4,749.7	1.3
Goods for Direct Consumption	6,161.0	3.4	6,326.3	2.8	7,154.5	2.7	8,292.6	2.7	9,660.8	2.7
Consumer Nondurable Goods	4,574.2	2.6	4,867.4	2.2	5,440.0	2.1	6,835.8	2.2	7,989.8	2.2
Consumer Durable Goods	9,403.4	5.3	10,827.0	4.8	9,744.8	3.7	11,810.4	3.8	14,574.3	4.1
Fuels	38,155.5	21.3	49,355.1	22.0	66,487.2	25.5	85,347.4	27.6	94,626.2	26.5
Mineral	4,849.9	2.7	7,517.3	3.3	9,367.6	3.6	13,049.8	4.2	16,042.6	4.5
Light Industry Input	5,363.8	3.0	5,818.6	2.6	5,968.0	2.3	6,623.0	2.1	7,356.3	2.1
Chemicals	15,422.0	8.6	19,353.0	8.6	22,727.0	8.7	25,201.2	8,.1	29,172.0	8.8
Iron & Steel Products	8,204.8	4.6	13,251.2	5.9	16,707.8	6.4	17,701.5	5.7	24,075.5	6.7
Non-ferrous Metal	5,279.0	3.0	7,766.4	3.5	8,599.8	3.3	12,329.2	4.0	14,306.1	4.0
Machinery & Precision Equipment	20,983.0	11.7	27,541.2	12.3	31,325.6	12.0	35,447.7	11.5	39,292.8	11.0
Electric & Electronic Machines	42,910.1	24.0	50,360.2	22.4	55,092.9	21.1	60,087.5	19.4	66,984.5	18.7
Transport Equipment	4,340.0	2.4	5,676.1	2.5	6,394.7	2.4	7,978.2	2.6	9,982.5	2.8
Crude Petroleum	23,081.6	12.9	29,917.2	13.3	42,605.8	16.3	55,864.9	18.1	60,323.5	16.9

Total	178,826.7	100.0	224,462.7	100.0	261,238.3	100.0	309,382.6	100.0	356,845.7	100.0

(1)	These entries are derived from customs clearance statistics. C.I.F. means that the price of goods include insurance and freight costs.
(2)	Preliminary

Source: Monthly Bulletin, February 2008; The Bank of Korea.

The Republic recorded a trade surplus of US$15.0 billion in 2003. Exports increased by 19.3% and imports increased by 17.6% compared to 2002.

In 2004, the Republic recorded a trade surplus of US$29.4 billion. Exports increased by 31.0% to US$253.8 billion and imports increased by 25.5% to US$224.5 billion from US$193.8 billion of exports and US$178.8 billion of imports, respectively, in 2003.

In 2005, the Republic recorded a trade surplus of US$23.2 billion. Exports increased by 12.0% to US$284.4 billion and imports increased by 16.4% to US$261.2 billion from US$253.8 billion of exports and US$224.5 billion of imports, respectively, in 2004.

In 2006, the Republic recorded a trade surplus of US$16.1 billion. Exports increased by 14.5% to US$325.5 billion and imports increased by 18.5% to US$309.4 billion from US$284.4 billion of exports and US$261.2 billion of imports, respectively, in 2005.

Based on preliminary data, the Republic recorded a trade surplus of US$14.6 billion in 2007. Exports increased by 14.1% to US$371.5 billion and imports increased by 15.3% to US$356.8 billion from US$325.5 billion of exports and US$309.4 billion of imports, respectively, in 2006.

The Republic’s largest trading partners, the United States, Japan and China accounted for the following percentages of the country’s imports and exports:

	2003		2004		2005		2006		2007
	Exports	Imports	Exports	Imports	Exports	Imports	Exports	Imports	Exports	Imports
	(percentages of total imports or exports)
United States	17.7	13.9	16.9	12.8	14.5	11.7	13.3	10.9	12.3	10.4
Japan	8.9	20.3	8.5	20.6	8.4	18.5	8.2	16.8	7.1	15.8
China(1)	25.7	13.8	26.7	14.7	27.2	15.6	27.2	16.4	27.1	18.3

(1)	Includes Hong Kong.
Source:	Ministry of Knowledge Economy.

In 2003, the outbreak of severe acute respiratory syndrome, or SARS, and the avian influenza in Asia (including China) and other parts of the world increased uncertainty of economic prospects for affected countries in particular, as well as world economic prospects in general. The avian influenza carried by migrating wild birds spread to several Asian countries, Russia, Romania and Turkey. In response to these outbreaks of avian influenza, the Government issued an advisory on disease prevention as of October 14, 2005 and conducted special monitoring of poultry farms. In addition, the Government continued to cooperate with regional and international efforts to develop and implement additional measures to contain and prevent SARS, the avian influenza and other diseases. Another outbreak of SARS, the avian influenza or similar incidents in the future may have an adverse effect on Korean and world economies.

In April 2007, the Republic and the United States reached an agreement on a bilateral free trade agreement, or FTA, which was subsequently signed by both nations in June 2007. The FTA was submitted for ratification to the Korean National Assembly in September 2007. The FTA is scheduled to be submitted for ratification to the U.S. Congress in the first half of 2008.

Non-Commodities Trade Balance

In 2003, the Republic recorded a non-commodities trade deficit in its current account of approximately US$7.1 billion. The non-commodities trade deficit decreased to US$7.0 billion in 2004 but increased to US$15.2 billion in 2005 and US$18.4 billion in 2006. Based on preliminary data, in 2007, the non-commodities trade deficit increased to US$19.8 billion.

Foreign Currency Reserves

The following table shows the Republic’s total official foreign currency reserves:

Total Official Reserves

	December 31,
	2003	2004	2005	2006	2007
	(millions of dollars)
Gold(1)	$70.9	$72.3	$73.6	$74.2	$74.3
Foreign Exchange	154,508.8	198,175.3	209,967.7	238,387.9	261,770.7
Total Gold and Foreign Exchange	154,579.7	198,247.6	210,041.6	238,462.1	261,845.0
Reserve Position at IMF	751.6	785.4	305.8	440.0	310.5
Special Drawing Rights	21.0	32.7	43.3	54.0	68.6
Total Official Reserves	$155,352.3	$199,066.1	$210,390.7	$238,956.1	$262,224.1

(1)	For this purpose, domestically-owned gold is valued at US$42.22 per troy ounce (31.1035 grams) and gold deposited overseas is calculated at cost of purchase.

Source: The Bank of Korea.

The Government’s foreign currency reserves amounted to US$262.2 billion as of December 31, 2007 from US$8.9 billion as of December 31, 1997, primarily due to continued balance of trade surpluses and capital inflows.

Government Finance

The Ministry of Strategy and Finance prepares the Government budget and administers the Government’s finances.

The Government’s fiscal year commences on January 1. The Ministry of Strategy and Finance must submit the budget to the National Assembly not later than 90 days prior to the start of the fiscal year and may submit supplementary budgets revising the original budget at any time during the fiscal year.

The following table shows consolidated Government revenues and expenditures:

Consolidated Central Government Revenues and Expenditures

	2002	2003	2004	2005	2006
	(billions of won)
Total Revenues	158,712	171,945	178,784	191,467	209,573
Current Revenues	157,226	170,486	177,453	190,166	208,091
Total Tax Revenues	103,967	114,664	117,796	127,466	138,044
Income Profits and Capital Gains	38,404	46,420	48,112	54,456	60,367
Tax on Property	2,894	2,921	2,996	4,683	6,281
Tax on Goods and Services	48,047	50,906	51,800	53,401	54,996
Customs Duties	6,601	6,847	6,796	6,318	6,858
Others	8,021	7,570	8,090	8,608	9,542
Social Security Contribution	19,723	20,703	22,848	24,906	27,315
Non-Tax Revenues	33,536	35,119	34,629	37,795	42,733
Capital Revenues	1,486	1,459	1,331	1,282	1,482
Total Expenditures and Net Lending	136,046	164,303	173,189	187,946	205,928
Total Expenditures	135,610	166,812	171,800	184,922	200,181
Current Expenditures	106,255	136,212	144,805	160,274	173,688
Goods and Services	28,629	29,827	33,910	36,165	38,987
Interest Payments	6,846	6,598	8,312	10,094	12,150
Subsidies and Other Transfers(1)	68,929	96,498	98,801	111,448	119,997
Subsidies	768	424	748	724	764
Other Transfers(1)	68,161	96,074	98,053	110,724	118,416
Non-Financial Public Enterprises Expenditures	1,851	3,289	3,031	2,566	2,554
Capital Expenditures	29,355	30,600	26,997	24,648	26,493
Net Lending	436	(2,509)	1,389	3,024	5,746

(1)	Includes transfers to local governments, non-profit institutions, households and abroad.

Source: Ministry of Strategy and Finance; Korea National Statistical Office.

The consolidated Government account consists of a General Account, Special Accounts (including a non-financial public enterprise special account) and Public Funds. The Government segregates the accounts of certain functions of the Government into Special Accounts and Public Funds for more effective administration and fiscal control. The Special Accounts and Public Funds relate to business type activities, such as economic development, road and railway construction and maintenance, monopolies, and communications developments and the administration of loans received from official international financial organizations and foreign governments.

Revenues derive mainly from national taxes and non-tax revenues. Expenditures include general administration, national defense, community service, education, health, social security, certain annuities and pensions and local finance, which involves the transfer of tax revenues to local governments.

For 2002, revenues increased by approximately 10.2%, which represented 24.6% of the Republic’s GDP principally due to higher tax and non-tax revenues. Tax revenues increased due to the country’s economic growth and the accompanying increase in the overall compensation of workers in

Korea. Non-tax revenues increased due to an increase in surplus amounts transferred from The Bank of Korea. The Republic had a fiscal surplus of 3.3% in 2002.

For 2003, revenues increased by approximately 8.2%, which represented 25.9% of the Republic’s GDP, principally due to higher tax revenues. Tax revenues increased principally as a result of the country’s export growth and the accompanying increase in corporate income. The Republic had a fiscal surplus of 1.1% in 2003.

For 2004, revenues increased by approximately 4.0%, which represented 25.8% of the Republic’s GDP, principally due to higher tax revenues. Tax revenues increased principally as a result of the country’s export growth and the accompanying increase in corporate income. The Republic had a fiscal surplus of (Won)5.6 trillion in 2004.

For 2005, revenues increased by approximately 7.1%, which represented 26.5% of the Republic’s GDP, principally due to higher tax revenues. Tax revenues increased principally as a result of the country’s export growth and the accompanying increase in corporate income. The Republic had a fiscal surplus of (Won)5.1 trillion in 2005.

For 2006, revenues increased by approximately 9.5%, which represented 27.6% of the Republic’s GDP, principally due to higher tax revenues. Tax revenues increased principally as a result of the country’s export growth and the accompanying increase in corporate income. The Republic had a fiscal surplus of (Won)3.6 trillion in 2006.

Debt

External and Internal Debt of the Government

The following table sets out, by currency and the equivalent amount in U.S. Dollars, the estimated outstanding direct external debt of the Government as of December 31, 2005:

Direct External Debt of the Government

	Amount in Original Currency		Equivalent Amount in U.S. Dollars(1)
	(millions)
US$		US$ 10,584.9	US$	10,584.9
German Mark (DM)		DM 26.0		15.7
Japanese Yen (¥)		¥28,858.5		245.0
Euro (EUR)	EUR	500.0		592.0

Total			US$	11,437.6

(1)	Amounts expressed in currencies other than US$ are converted to US$ at the arbitrage rate announced by the Seoul Money Brokerage Services, Ltd. in effect on December 31, 2005.

The following table summarizes, as of December 31 of the years indicated, the outstanding direct internal debt of the Republic:

Direct Internal Debt of the Government

(billions of won)
2001	87,327.5
2002	103,341.3
2003	141,395.2
2004	182,201.5
2005	227,066.3

The following table sets out all guarantees by the Government of indebtedness of others:

	December 31,
	2003	2004	2005
	(billions of won)
Domestic	79,131.7	65,350.5	54,667.7
External(1)	1,458.5	699.3	310.2

Total	80,590.2	66,049.8	54,977.9

(1)	Converted to Won at foreign exchange banks’ telegraphed transfer selling rates to customers in effect on December 31 of each year.

For further information on the outstanding indebtedness, including guarantees, of the Republic, see “—Tables and Supplementary Information.”

External Debt

The following tables set out certain information regarding the Republic’s external debt calculated under the criteria published in a compilation by nine international organizations including the IMF and the World Bank in 2003. Prior to June 2003, the Republic had calculated its total external debt using criteria agreed with the IMF during the financial crisis at the end of 1997. Starting from June 2003, in particular, the Republic’s total external debt calculation under the new criteria excludes offshore borrowings by overseas branches and subsidiaries of Korean banks but includes Won-denominated liabilities such as bank deposits by nonresidents and also includes international finance lease liabilities.

	December 31,
	2001	2002	2003	2004	2005
	(billions of dollars)
Foreign Currencies	124.0	134.9	148.9	161.3	176.3
Korean Won	4.7	6.6	8.6	11.0	11.6

Total External Liabilities	128.7	141.5	157.6	172.3	187.9

	December 31,
	2001	2002	2003	2004	2005
	(billions of dollars)
Long-term Debt	88.4	93.3	106.7	115.9	122.0
General Government	18.3	17.6	11.6	10.4	8.5
Monetary Authorities	3.0	2.9	3.2	4.0	5.0
Banks	21.1	20.3	27.0	30.0	32.6
Other Sectors	46.0	52.5	65.0	71.5	75.9
Short-term Debt	40.3	48.2	50.8	56.3	65.9

Monetary Authorities	1.9	2.0	2.1	2.0	2.2
Banks	30.2	38.2	40.8	44.5	51.5
Other Sectors	8.2	8.0	7.9	9.9	12.2

Total External Liabilities	128.7	141.5	157.6	172.3	187.9

Under the old criteria, the total external liabilities of the Republic were as follows as of the dates indicated:

	December 31,
	2001	2002
	(billions of dollars)
External Liabilities	118.8	131.0

Source:	The Bank of Korea.

Debt Record

The Government has always paid when due the full amount of principal of, interest on, and amortization of sinking fund requirements of, all of its indebtedness.

Tables and Supplementary Information

A.    External Debt of the Government

Currency of Borrowings	Range of Interest Rates	Range of Years of Issue	Range of Years of Original Maturity	Principal Amounts Outstanding as of December 31, 2005
	(%)			(million of units)
US$	0.75-8.875/Floating	1960-2005	1982-2025	US$	10,584.9
Japanese Yen (¥)	3.25-5	1980-1990	2004-2015		¥28,858.5
German Mark (DM)	2-2.2	1973-1985	2003-2021	DM	6.0
Euro (EUR)	3.625	2005	2015	EUR	500.0

Total External Funded Debt(1)				US$	11,437.6

(1)	Amounts expressed in currencies other than US$ are converted to US$ at the arbitrage rate between foreign currencies announced by the Seoul Money Brokerage Services, Ltd. in effect on December 31, 2005.

B.    External Guaranteed Debt of the Government

Name	Interest Rates	Years of Issue	Years of Maturity	Principal Amounts Outstanding as of December 31, 2005
	(%)			(millions of dollars)
1. Bonds
Total Bonds				None

2. Borrowings
The Korea Development Bank	Floating	1999	2008	52.7
Industrial Bank of Korea	Floating	1999	2008	250.6

Total Borrowings(1)				303.3

Total External Guaranteed Debt(1)				303.3

(1)	Amounts expressed in currencies other than US$ are converted to US$ at the arbitrage rate between foreign currencies announced by the Seoul Money Brokerage Services, Ltd. in effect on December 31, 2005.

C.    Internal Debt of the Government

Title	Range of Interest Rates	Range of Years of Issue	Range of Years of Original Maturity	Principal Amounts Outstanding as of December 31, 2005
	(%)			(billions of won)
1. Bonds
Foreign Exchange Stabilization Bonds	4.50-7.67	2001-2003	2006-2008	15,300.0
Interest-Bearing Treasury Bond for Treasury Bond Management Fund	3.50-11.09	996-2005	2006-2015	170,475.2
Interest-Bearing Treasury Bond for National Housing I	5.0	1995-2005	2000-2010	33,497.3
Interest-Bearing Treasury Bond for National Housing II	3.0	1983-1999	2000-2019	2,994.5
Interest-Bearing Treasury Bond for National Housing III	0	2005	2025	594.2
Non-interest-Bearing Treasury Bond for Contribution(1)	—	1967-1985	—	112.5

Total Bonds				222,872.5

2. Borrowings
Borrowings from The Bank of Korea				830.0
Borrowings from the Sports Promotion Fund				65.0
Borrowings from the Civil Servant Pension Fund				650.0
Borrowings from the Export Insurance Fund				510.0
Authorized Government Debt beyond Budget Limit				2,138.8
Sub-Total				4,193.8

Total Internal Funded Debt				227,066.3

(1)	Interest Rates and Years of Maturity not applicable.

D.    Internal Guaranteed Debt of the Government

Name	Range of Interest Rates	Range of Years of Issue	Range of Years of Original Maturity	Principal Amounts Outstanding as of December 31, 2005
	(%)			(billions of won)
1. Bonds of Government-Affiliated Corporations
Korea Container Terminal Authority	6.0	1997	2006	50.0
Korea Asset Management Corporation	4.26-5.05	2003	2008	4,000.0
Korea Deposit Insurance Corporation	3.57-7.88	1999-2005	2004-2010	50,464.2	(1)

Total Bonds				54,474.2

2. Borrowings of Government-Affiliated Corporations
Rural Development Corporation and Federation of Farmland	5.5	1967	2000-2024	193.5

Total Borrowings				193.5

(1)	Over four years beginning in 2003, (Won)49 trillion of such debt will be converted into direct debt of the Government.

DESCRIPTION OF THE SECURITIES

Description of Debt Securities

We will issue debt securities under a fiscal agency agreement or agreements. The description below summarizes the material provisions of the debt securities and the fiscal agency agreement. Since it is only a summary, the description may not contain all of the information that may be important to you as a potential investor in the debt securities. Therefore, we urge you to read the form of fiscal agency agreement and the form of global debt security before deciding whether to invest in the debt securities. We have filed a copy of these documents with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part. You should refer to such exhibits for more complete information.

The financial terms and other specific terms of your debt securities will be described in the prospectus supplement relating to your debt securities. The description in the prospectus supplement will supplement this description or, to the extent inconsistent with this description, replace it.

We will appoint a fiscal agent or agents in connection with debt securities whose duties will be governed by the fiscal agency agreement. We may replace the fiscal agent or appoint different fiscal agents for different series of debt securities.

General Terms of the Debt Securities

We may issue debt securities in separate series at various times. The prospectus supplement that relates to your debt securities will specify some or all of the following terms:

•	the aggregate principal amount;

•	the currency of denomination and payment;

•	any limitation on principal amount and authorized denominations;

•	the percentage of their principal amount at which the debt securities will be issued;

•	the maturity date or dates;

•	the interest rate for the debt securities and, if variable, the method by which the interest rate will be calculated;

•	whether any amount payable in respect of the debt securities will be determined based on an index or formula, and how any such amount will be determined;

•	the dates from which interest, if any, will accrue for payment of interest and the record dates for any such interest payments;

•	where and how we will pay principal and interest;

•	whether and in what circumstances the debt securities may be redeemed before maturity;

•	any sinking fund or similar provision;

•	whether any part or all of the debt securities will be in the form of a global security and the circumstances in which a global security is exchangeable for certificated securities;

•

if issued in certificated form, whether the debt securities will be in bearer form with interest coupons, if any, or in registered form without interest coupons, or both forms, and any restrictions on exchanges from one form to the other; and

•	other specific provisions.

Depending on the terms of the debt securities we issue, the prospectus supplement relating to the debt securities may also describe applicable U.S. federal income tax and other considerations additional to the disclosure in this prospectus.

Unless otherwise specified in the applicable prospectus supplement, we will maintain at an office in the Borough of Manhattan, The City of New York, a register for the registration of transfers of debt securities issued in registered form.

Payments of Principal, Premium and Interest

On every payment date specified in the relevant prospectus supplement, we will pay the principal, premium and/or interest due on that date to the registered holder of the relevant debt security at the close of business on the related record date. We will make all payments at the place and in the currency set out in the prospectus supplement. Unless otherwise specified in the relevant prospectus supplement or the debt securities, we will make payments in U.S. dollars at the New York office of the fiscal agent or, outside the United States, at the office of any paying agent. Unless otherwise specified in the applicable prospectus supplement or debt securities, we will pay interest by check, payable to the registered holder.

We will make any payments on debt securities in bearer form at the offices and agencies of the fiscal agent or any other paying agent outside the United States as we may designate. At the option of the holder of the bearer debt securities, we will make such payments by check or by transfer to an account maintained by the holder with a bank located outside of the United States. We will not make payments on bearer debt securities at the corporate trust office of the fiscal agent in the United States or at any other paying agency in the United States. In addition, we will not make any payment by mail to an address in the United States or by transfer to an account maintained by a holder of bearer debt securities with a bank in the United States. Nevertheless, we will make payments on a bearer debt security denominated and payable in U.S. dollars at an office or agency in the United States if:

•	payment outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions; and

•	the payment is then permitted under United States law, without material adverse consequences to us.

If we issue bearer debt securities, we will designate the offices of at least one paying agent outside the United States as the location for payment.

Repayment of Funds; Prescription

If no one claims money paid by us to the fiscal agent for the payment of principal or interest in respect of any series of debt securities for two years after the payment was due and payable, the fiscal agent or paying agent will repay the money to us. After such repayment, the fiscal agent or paying agent will not be liable with respect to the amounts so repaid, and you may look only to us for any payment under the debt securities.

Under Korea law, you will not be permitted to file a claim against us for payment of principal or interest on any series of debt securities unless you do so within five years, in the case of principal, and two years, in the case of interest, from the date on which payment was due.

Global Securities

The prospectus supplement relating to a series of debt securities will indicate whether any of that series of debt securities will be represented by a global security. The prospectus supplement will also describe any unique specific terms of the depositary arrangement with respect to that series. Unless otherwise specified in the prospectus supplement, we anticipate that the following provisions will apply to depositary arrangements.

Registered Ownership of the Global Security

The global security will be registered in the name of a depositary identified in the prospectus supplement, or its nominee, and will be deposited with the depositary, its nominee or a custodian. The depositary, or its nominee, will therefore be considered the sole owner or holder of debt securities represented by the global security for all purposes under the fiscal agency agreement. Except as specified below or in the applicable prospectus supplement, beneficial owners:

•	will not be entitled to have any of the debt securities represented by the global security registered in their names;

•	will not receive physical delivery of any debt securities in definitive form;

•	will not be considered the owners or holders of the debt securities;

•

must rely on the procedures of the depositary and, if applicable, any participants (institutions that have accounts with the depositary or a nominee of the depositary, such as securities brokers and dealers) to exercise any rights of a holder; and

•	will receive payments of principal and interest from the depositary or its participants rather than directly from us.

We understand that, under existing industry practice, the depositary and participants will allow beneficial owners to take all actions required of, and exercise all rights granted to, the registered holders of the debt securities.

We will register debt securities in the name of a person other than the depositary or its nominee only if:

•	the depositary for a series of debt securities is unwilling or unable to continue as depositary; or

•	we determine, in our sole discretion, not to have a series of debt securities represented by a global security.

In either such instance, an owner of a beneficial interest in a global security will be entitled to registration of a principal amount of debt securities equal to its beneficial interest in its name and to physical delivery of the debt securities in definitive form.

Beneficial Interests in and Payments on a Global Security

Only participants, and persons that may hold beneficial interests through participants, can own a beneficial interest in the global security. The depositary keeps records of the ownership and transfer of beneficial interests in the global security by its participants. In turn, participants keep records of the ownership and transfer of beneficial interests in the global security by other persons (such as their customers). No other records of the ownership and transfer of beneficial interests in the global security will be kept.

All payments on a global security will be made to the depositary or its nominee. When the depositary receives payment of principal or interest on the global security, we expect the depositary to credit its participants’ accounts with amounts that correspond to their respective beneficial interests in the global security. We also expect that, after the participants’ accounts are credited, the participants will credit the accounts of the owners of beneficial interests in the global security with amounts that correspond to the owners’ respective beneficial interests in the global security.

The depositary and its participants establish policies and procedures governing payments, transfers, exchanges and other important matters that affect owners of beneficial interests in a global security. The depositary and its participants may change these policies and procedures from time to time. We have no responsibility or liability for the records of ownership of beneficial interests in the global security, or for payments made or not made to owners of such beneficial interests. We also have no responsibility or liability for any aspect of the relationship between the depositary and its participants or for any aspect of the relationship between participants and owners of beneficial interests in the global security.

Bearer Securities

We may issue debt securities in a series in the form of one or more bearer global debt securities deposited with a common depositary for the Euroclear and Clearstream, or with a nominee identified in the applicable prospectus supplement. The specific terms and procedures, including the specific terms of the depositary arrangement, with respect to any portion of a series of debt securities to be represented by a global security will be described in the applicable prospectus supplement.

Additional Amounts

We will make all payments of principal of, and premium and interest, if any, on the debt securities without withholding or deducting any present or future taxes imposed by the Republic or any of its political subdivisions, unless required by law. If Korean law requires us to deduct or withhold taxes, we will pay additional amounts as necessary to ensure that you receive the same amount as you would have received without such withholding or deduction.

We will not pay, however, any additional amounts if you are liable for Korean tax because:

•	you are connected with the Republic other than by merely owning the debt security or receiving income or payments on the debt security;

•	you failed to complete and submit a declaration of your status as a non-resident of the Republic after we or the relevant tax authority requested you to do so; or

•

you failed to present your debt security for payment within 30 days of when the payment is due or, if the fiscal agent did not receive the money prior to the due date, the date notice is given to holders that the fiscal agent has received the full amount due to holders. Nevertheless, we will pay additional amounts to the extent you would have been entitled to such amounts had you presented your debt security for payment on the last day of the 30-day period.

We will not pay any additional amounts for taxes on the debt securities except for taxes payable through deduction or withholding from payments of principal, premium or interest. Examples of the types of taxes for which we will not pay additional amounts include the following: estate or inheritance taxes, gift taxes, sales or transfer taxes, personal property or related taxes, assessments or other governmental charges. We will pay stamp or other similar taxes that may be imposed by the Republic, the United States or any political subdivision or taxing authority in one of those two countries on the fiscal agency agreement or be payable in connection with the issuance of the debt securities.

Status of Debt Securities

The debt securities will:

•	constitute our direct, unconditional, unsecured and unsubordinated obligations;

•	rank at least equally in right of payment among themselves, regardless of when issued or currency of payment; and

•	rank at least equally in right of payment with all of our other unsecured and unsubordinated obligations, subject to certain statutory exceptions under Korean law.

Negative Pledge Covenant

If any debt securities are outstanding, we will not create or permit any security interests on our assets as security for any of our Long-Term External Indebtedness or guarantees issued by us, unless the security interest also secures our obligations under the debt securities. “Long-Term External Indebtedness” means any obligation for the payment or repayment of money borrowed that is denominated in a currency other than the currency of the Republic and which has a final maturity of one year or more from its date of issuance.

We may, however, create or permit a security interest:

•	in favor of the Government or The Bank of Korea or any other agency or instrumentality of or controlled by the Government;

•

arising from, or any deposit or other arrangement made or entered into in connection with, the sale, assignment or other disposition or the discounting of any of our notes or receivables, or any other transaction in the ordinary course of our business; or

•	on any asset (or documents of title to such asset) incurred when the asset was purchased or improved to secure payment of the cost of the activity.

Events of Default

Each of the following constitutes an event of default with respect to any series of debt securities:

1.	Non-Payment: we do not pay principal or interest or premium or deposit any sinking fund payment on any debt securities of the series when due and such failure to pay continues for 30 days.

2.	Breach of Other Obligations: we fail to observe or perform any of the covenants in the series of debt securities (other than non-payment) for 60 days after written notice of the default is delivered to us at the corporate trust office of the fiscal agent in New York City by holders representing at least 10% of the aggregate principal amount of the debt securities of the series.

3.	Cross Default and Cross Acceleration:

•	we default on any External Indebtedness, and, as a result, becomes obligated to pay an amount equal to or greater than US$10,000,000 in aggregate principal amount prior to its due date; or

•

we fail to pay when due, including any grace period, any of our External Indebtedness in aggregate principal amount equal to or greater than US$10,000,000 or we fail to pay when requested and required by the terms thereof any guarantee for External Indebtedness of another person equal to or greater than US$10,000,000 in aggregate principal amount, except in any such case where such External Indebtedness or guarantee is being contested in good faith by appropriate proceedings.

4.	Moratorium/Default:

•	we declare a general moratorium on the payment of our External Indebtedness, including obligations under guarantees;

•	the Republic declares a general moratorium on the payment of its External Indebtedness, including obligations under guarantees;

•

the Republic becomes liable to repay prior to maturity any amount of External Indebtedness, including obligations under guarantees, as a result of a default under such External Indebtedness or obligations; or

•	the international monetary reserves of the Republic become subject to a security interest or segregation or other preferential arrangement for the benefit of any creditors.

5.	Bankruptcy:

•	we are declared bankrupt or insolvent by any court or administrative agency with jurisdiction over us;

•	we pass a resolution to apply for bankruptcy or to request the appointment of a receiver or trustee or similar official in insolvency;

•	a substantial part of our assets are liquidated; or

•	we cease to conduct the banking business.

6.	Failure of Support: the Republic fails to provide financial support for us as required under Article 37 of the KEXIM Act as of the date of the debt securities of such series.

7.	Control of Assets: the Republic ceases to control us (directly or indirectly).

8.	IMF Membership/World Bank Membership: the Republic ceases to be a member of the IMF or the International Bank for Reconstruction and Development (World Bank).

For purposes of the foregoing, “External Indebtedness” means any obligation for the payment or repayment of money borrowed that is denominated in a currency other than the currency of the Republic.

If an event of default occurs, any holder may declare the principal amount of debt securities that it holds to be immediately due and payable by written notice to us and the fiscal agent.

You should note that:

•	despite the procedure described above, no debt securities may be declared due and payable if we cure the applicable event of default before we receive the written notice from the debt security holder;

•	we are not required to provide periodic evidence of the absence of defaults; and

•	the fiscal agency agreement does not require us to notify holders of the debt securities of an event of default or grant any debt security holder a right to examine the security register.

Modifications and Amendments; Debt Securityholders’ Meetings

Each holder of a series of debt securities must consent to any amendment or modification of the terms of that series of debt securities or the fiscal agency agreement that would, among other things:

•	change the stated maturity of the principal of the debt securities or any installment of interest;

•	reduce the principal amount of such series of debt securities or the portion of the principal amount payable upon acceleration of such debt securities;

•	change the debt security’s interest rate or premium payable;

•	change the currency of payment of principal, interest or premium;

•	amend either the procedures provided for a redemption event or the definition of a redemption event;

•	shorten the period during which we are not allowed to redeem the debt securities or grant us a right to redeem the debt securities which we previously did not have; or

•	reduce the percentage of the outstanding principal amount needed to modify or amend the fiscal agency agreement or the terms of such series of debt securities.

We may, with the exception of the above changes, with the consent of the holders of at least 66 2/3% in principal amount of the debt securities of a series that are outstanding, modify and amend other terms of that series of debt securities.

The fiscal agency agreement and a series of debt securities may be modified or amended, without the consent of the holders of the debt securities, to:

•	add covenants made by us that benefit holders of the debt securities;

•	surrender any right or power given to us;

•	secure the debt securities;

•

permit registered securities to be exchanged for bearer securities or relax or eliminate restrictions on the payment of principal, premium or interest on bearer securities to the extent permitted under United States Department of Treasury regulations, provided that holders of the debt securities do not suffer any adverse tax consequences as a result; and

•

cure any ambiguity or correct or supplement any defective provision in the fiscal agency agreement or the debt securities, without materially and adversely affecting the interests of the holders of the debt securities.

Fiscal Agent

The fiscal agency agreement governs the duties of each fiscal agent. We may maintain bank accounts and a banking relationship with each fiscal agent. The fiscal agent is our agent and does not act as a trustee for the holders of the debt securities.

Further Issues of Debt Securities

We may, without the consent of the holders of the debt securities, create and issue additional debt securities with the same terms and conditions as any series of debt securities (or that are the same except for the amount of the first interest payment and for the interest paid on the series of debt securities prior to the issuance of the additional debt securities). We may consolidate such additional debt securities with the outstanding debt securities to form a single series.

We may offer additional debt securities with original issue discount (“OID”) for U.S. federal income tax purposes as part of a further issue. Purchasers of debt securities after the date of any further issue will not be able to differentiate between debt securities sold as part of the further issue and previously issued debt securities of the same series. If we were to issue further debt securities with OID, purchasers of debt securities after such further issue may be required to accrue OID (or greater amounts of OID that they would otherwise have accrued) with respect to their debt securities. This may affect the price of outstanding debt securities following a further issue. Purchasers are advised to consult legal counsel with respect to the implications of any future decision by us to undertake a further issue of debt securities with OID.

Description of Warrants

The description below summarizes some of the provisions of warrants for the purchase of debt securities that we may issue from time to time and of the warrant agreement. Copies of the forms of warrants and the warrant agreement are or will be filed as exhibits to the registration statement of which this prospectus is a part. Since it is only a summary, the description may not contain all of the information that is important to you as a potential investor in the warrants.

The description of the warrants that will be contained in the prospectus supplement will supplement this description and, to the extent inconsistent with this description, replace it.

General Terms of the Warrants

Each series of warrants will be issued under a warrant agreement to be entered into between us and a bank or trust company, as warrant agent. The prospectus supplement relating to the series of warrants will describe:

•

the terms of the debt securities purchasable upon exercise of the warrants, as described above under “Description of the Securities—Description of Debt Securities—General Terms of the Debt Securities”;

•	the principal amount of debt securities purchasable upon exercise of one warrant and the exercise price;

•	the procedures and conditions for the exercise of the warrants;

•	the dates on which the right to exercise the warrants begins and expires;

•	whether and under what conditions the warrants may be terminated or canceled by us;

•	whether and under what conditions the warrants and any debt securities issued with the warrants will be separately transferable;

•	whether the warrants will be issued in bearer or registered form;

•	whether the warrants will be exchangeable between registered and bearer form, and, if issued in registered form, where they may be transferred and registered; and

•	other specific provisions.

Terms Applicable to Debt Securities and Warrants

Governing Law

The fiscal agency agreement, any warrant agreement and the debt securities and any warrants will be governed by the laws of the State of New York without regard to any principles of New York law requiring the application of the laws of another jurisdiction. Nevertheless, all matters governing our authorization, execution and delivery of the debt securities and the fiscal agency agreement and any warrants and warrant agreement by us will be governed by the laws of the Republic.

Jurisdiction and Consent to Service

We are owned by a foreign sovereign government and all of our directors and executive officers and some of the experts named in this prospectus are residents of Korea. In addition, all or most our assets and the assets of the people named in the preceding sentence are located outside of the United States. For that reason, you may have difficultly serving process on us or the individuals described above in the United States or enforcing in a U.S. court a U.S.-court judgment based on the U.S. federal securities laws. Our Korean counsel has informed us that there is doubt regarding the enforceability in Korea, either in original actions or in actions for the enforcement of U.S.-court judgments, of civil liabilities based on the U.S. federal securities laws.

We have appointed the Chief Representative of our New York Representative Office, Mr. Joo-shik Kong, and the Senior Deputy General Representative of our New York Representative Office, Mr. Kyu-yeol Cho, and each of their successors in the future, as our authorized agents to receive service of process in any suit which a holder of any series of debt securities or warrants may bring in any state or federal court in New York City and we have accepted the jurisdiction of those courts for those actions. Our New York Representative Office is located at 460 Park Avenue, 8th Floor, New York, New York 10022. These appointments are irrevocable as long as any amounts of principal, premium or interest remain payable by us to the Fiscal Agent under any series of debt securities or any warrants have not expired or otherwise terminated under their terms. If for any reason either of these two men ceases to act as our authorized agent or ceases to have an address in Manhattan, we shall appoint a replacement. The appointment of agents for receipt of service of process and the acceptance of jurisdiction of state or federal courts in New York City do not, however, apply to actions brought under the United States federal securities laws. We may also be sued in courts having jurisdiction over us located in the Republic.

We will irrevocably consent to any relief and process in connection with a suit against us in relation to the debt securities or warrants, including the enforcement or execution of any order or judgment of the court. To the extent permitted by law, we will waive irrevocably any immunity from jurisdiction to which we might otherwise be entitled in any suit based on any series of debt securities or warrants.

Foreign Exchange Controls

The Minister of Strategy and Finance of Korea must receive a notification with respect to the issuance by us of debt securities before we may issue debt securities outside the Republic. After issuance of debt securities outside the Republic, we are required to notify the Minister of Strategy and Finance of such issuance. No further approval or authorization is required for us to pay principal of or interest on the debt securities.

LIMITATIONS ON ISSUANCE OF BEARER DEBT SECURITIES AND BEARER WARRANTS

Bearer securities will not be offered, sold or delivered in the United States or its possessions or to a United States person; except in certain circumstances permitted by United States tax regulations. Bearer securities will initially be represented by temporary global securities, without interest coupons, deposited with a common depositary in London for Euroclear and Clearstream for credit to designated accounts. Unless otherwise indicated in the prospectus supplement:

•

each temporary global security will be exchangeable for definitive bearer securities on or after the date that is 40 days after issuance only upon receipt of certification of non-United States beneficial ownership of the temporary global security as provided for in United States tax regulations, provided that no bearer security will be mailed or otherwise delivered to any location in the United States in connection with the exchange; and

•

any interest payable on any portion of a temporary global security with respect to any interest payment date occurring prior to the issuance of definitive bearer securities will be paid only upon receipt of certification of non-United States beneficial ownership of the temporary global security as provided for in United States tax regulations.

Bearer securities, other than temporary global debt securities, and any related coupons will bear the following legend: “Any United States person who holds this obligation will be subject to limitations under the United States federal income tax laws, including the limitations provided in Section 165(j) and 1287(a) of the Internal Revenue Code.” The sections referred to in the legend provide that, with certain exceptions, a United States person who holds a bearer security or coupon will not be allowed to deduct any loss realized on the disposition of the bearer security, and any gain, which might otherwise be characterized as capital gain, recognized on the disposition will be treated as ordinary income.

For purposes of this section, “United States person” means:

•	a citizen or resident of the United States;

•	a corporation, partnership or other entity created or organized in or under the laws of the United States of any political subdivision thereof; or

•	an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

For purposes of this section, “United States” means the United States of America, including each state and the District of Columbia, its territories, possessions and other areas subject to its jurisdiction.

TAXATION

The following discussion summarizes certain Korean and U.S. federal income tax considerations that may be relevant to you if you invest in debt securities. This summary is based on laws, regulations, rulings and decisions now in effect, which may change. Any change could apply retroactively and could affect the continued validity of this summary.

This summary does not describe all of the tax considerations that may be relevant to you or your situation, particularly if you are subject to special tax rules. You should consult your tax adviser about the tax consequences of holding the debt securities, including the relevance to your particular situation of the considerations discussed below, as well as of state, local or other tax laws.

Korean Taxation

The following summary of Korean tax consideration applies to you so long as you are not:

•	a resident of Korea;

•	a corporation organized under Korean law; or

•	engaging in a trade or business in Korea through a permanent establishment or a fixed base to which the relevant income is attributable or with which the relevant income is effectively connected.

Tax on Interest Payments

Under the Special Tax Treatment Control Law (the “STTCL”), when we make payments of interest to you on the debt securities, no amount will be withheld from such payments for, or on account of, taxes of any kind imposed, levied, withheld or assessed by Korea or any political subdivision or taxing authority thereof or therein; provided that the debt securities are deemed to be foreign currency denominated bonds for the purpose of the STTCL.

Tax on Capital Gains

You will not be subject to any Korean income or withholding taxes in connection with the sale, exchange or other disposition of a debt security, provided that the disposition does not involve a transfer of the debt security to a resident of Korea (or the Korean permanent establishment of a non-resident). In addition, the STTCL exempts you from Korean taxation on any capital gains that you earn from the transfer of the debt securities outside of Korea; provided that the offering of the debt securities is deemed to be an overseas issuance for the purpose of the STTCL. If you sell or otherwise dispose of debt securities to a Korean resident or such disposition or sale is made within Korea, any gain realized on the transaction will be taxable at ordinary Korean withholding tax rates at the lower of 27.5% of net gain (subject to the production of satisfactory evidence of the acquisition costs and certain direct transaction costs) or 11% of gross sale proceeds with respect to transactions, unless an exemption is available under an applicable income tax treaty. For example, if you are a resident of the United States for the purposes of the income tax treaty currently in force between Korea and the United States, you are generally entitled to an exemption from Korean taxation in respect of any gain realized on a disposition of a debt security, regardless of whether the disposition is to a Korean resident. For more information regarding tax treaties, please refer to the heading “Tax Treaties” below.

With respect to computing the above-mentioned 27.5% withholding taxes on net gain, please note that there is no provision under relevant Korean law for offsetting gains and losses or otherwise aggregating transactions for the purpose of computing the net gain attributable to sales of the debt securities. The purchaser of the debt securities or, in the case of the sale of the debt securities through a securities company in Korea, the securities company through which such sale is effected, is required under Korean law to withhold the applicable amount of Korean tax and make payment thereof to the relevant Korean tax authority. Unless you, as the seller, can claim the benefit of an exemption or a reduced rate of tax under an applicable tax treaty or in the absence of producing satisfactory evidence of your acquisition cost and certain direct transaction cost in relation to the debt securities being sold, the purchaser or the securities company, as applicable, must withhold an amount equal to 11% of the gross sale proceeds. Any withheld tax must be paid no later than the tenth day of the month following the month in which the payment for the purchase of the relevant debt securities occurred. Failure to timely transmit the withheld tax to the Korean tax authorities technically subjects the purchaser or the securities company to penalties under Korean tax laws.

Inheritance Tax and Gift Tax

If you die while domiciled in Korea, Korean inheritance tax will be imposed upon the transfer by succession of any of the debt securities, wherever located, that you own at the time of death. Furthermore, regardless of where you are domiciled when you die, Korean inheritance tax will be imposed upon the transfer by succession of any of the debt securities you own that are located in Korea at the time of death. Similarly, if you give the debt securities as a gift to any other person, the donee will be subject to Korean gift tax, based on where you are domiciled or where the debt securities are located at the time that you make the gift. The amount, if any, of the applicable inheritance or gift tax imposed in specific cases depends on the value of the debt securities (or other property) and the identities of the parties involved.

Under Korean inheritance and gift tax laws, debt securities issued by Korean corporations are deemed to be located in Korea irrespective of where they are physically located or by whom they are owned.

Stamp Duty

You will not be subject to any Korean stamp duty, registration duty or similar documentary tax in respect of or in connection with a transfer of any debt securities or in connection with the exercise of exchange rights or conversion rights that may be acquired with the debt securities.

Guarantees

Any payments by us under our guarantee on the debt securities issued by a third-party Korean issuer, except payments made in respect of the principal amount of such guaranteed debt securities (or the issue price if the debt securities were originally issued at a discount), may be subject to withholding tax at the rate of 27.5% (including resident surtax) or such lower rate as may be available under an applicable tax treaty, if any, between Korea and the country of incorporation or residence of the non-resident holder of the debt securities who receives our guarantee payments, unless otherwise exempt under such applicable tax treaty or Korean tax law. Further details of the tax consequences of the holders of third-party debt securities guaranteed by us may be provided in the relevant prospectus supplement.

Tax Treaties

At the date of this prospectus, Korea has tax treaties with, among others, Australia, Austria, Bangladesh, Belgium, Brazil, Bulgaria, Canada, China, Czech Republic, Denmark, Egypt, Finland, France, Germany, Hungary, India, Indonesia, Ireland, Italy, Japan, Luxembourg, Malaysia, Mexico, Mongolia, the Netherlands, New Zealand, Norway, Pakistan, Philippines, Poland, Republic of Fiji, Romania, Singapore, Spain, Sri Lanka, Sweden, Switzerland, Thailand, Tunisia, Turkey, the United Kingdom, the United States of America and Vietnam under which the rate of withholding tax on interest and dividends is reduced, generally to between 5% and 15%, and the tax on capital gains is often eliminated.

With respect to any gains subject to Korean withholding tax, as described under the heading “Tax on Capital Gains” above, you should inquire for yourself whether you are entitled to the benefit of a tax treaty with Korea. It will be your responsibility to claim the benefits of any tax treaty that may exist between your country and Korea in respect of capital gains, and to provide to the purchaser of the debt securities, or the relevant securities company through which the transfer of the debt securities is effected, as applicable, a certificate as to your country of residence. In the absence of sufficient proof, the purchaser, or the relevant securities company, as the case may be, must withhold tax at normal rates.

In addition, subject to certain exceptions, in order to receive the benefit of a tax exemption available under any applicable tax treaty, you may also be required to submit to the payer of such Korean source income an application for tax exemption under a tax treaty, together with a certificate as to your country of residence. The payer of such Korean source income, in turn, will be required to submit such exemption application to the relevant district tax office in Korea by the ninth day of the month following the date of the first payment of such income.

At present, Korea has not entered into any tax treaties regarding inheritance or gift tax.

United States Tax Considerations

Any U.S. federal tax advice included in this communication was not intended or written to be used, and cannot be used, for the purpose of avoiding U.S. federal tax penalties.

The following discussion summarizes certain U.S. federal income tax considerations that may be relevant to you if you invest in debt securities and are a U.S. holder. You will be a U.S. holder if you are an individual who is a citizen or resident of the United States, a U.S. domestic corporation, or any other person that is subject to U.S. federal income tax on a net income basis in respect of its investment in a debt security. This summary deals only with U.S. holders that hold debt securities as capital assets for tax purposes. This summary does not apply to you if you are an investor that is subject to special tax rules, such as:

•	a bank or thrift;

•	a real estate investment trust;

•	a regulated investment company;

•	an insurance company;

•	a dealer in securities or currencies;

•	a trader in securities or commodities that elects mark-to-market treatment;

•	a person that will hold debt securities as a hedge against currency risk or as a position in a straddle or conversion transaction for tax purposes;

•	a tax exempt organization; or

•	a person whose functional currency for tax purposes is not the U.S. dollar.

If you are not a U.S. holder, consult the discussions under the captions “Non-U.S. Persons” and “Information Reporting and Backup Withholding” below; the remainder of this summary does not discuss the treatment of persons that are not U.S. holders.

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations promulgated thereunder, and published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

You should consult your tax adviser about the tax consequences of holding debt securities, including the relevance to your particular situation of the considerations discussed below, as well as of state, local or other tax laws.

Payments or Accruals of Interest

Payments or accruals of “qualified stated interest” (as defined below) on a debt security will be taxable to you as ordinary interest income at the time that you receive or accrue such amounts, in accordance with your regular method of tax accounting. If you use the cash method of tax accounting and you receive payments of interest pursuant to the terms of a debt security in a currency other than U.S. dollars, a “foreign currency”, the amount of interest income you will realize will be the U.S. dollar value of the foreign currency payment based on the exchange rate in effect on the date you receive the payment regardless of whether you convert the payment into U.S. dollars. If you are an accrual-basis U.S. holder, the amount of interest income you will realize will be based on the average exchange rate in effect during the interest accrual period, or with respect to an interest accrual period that spans two taxable years, at the average exchange rate for the partial period within the taxable year. Alternatively, as an accrual-basis U.S. holder you may elect to translate all interest income on foreign-currency-denominated debt securities at the spot rate on the last day of the accrual period, or the last day of the taxable year, in the case of an accrual period that spans more than one taxable year, or on the date that you receive the interest payment if that date is within five business days of the end of the accrual period. If you make this election you must apply it consistently to all debt instruments from year to year and you cannot change the election without the consent of the Internal Revenue Service. If you use the accrual method of accounting for tax purposes you will recognize foreign currency gain or loss on the receipt of a foreign currency interest payment if the exchange rate in effect on the date the payment is received differs from the rate applicable to a previous accrual of that interest income. This foreign currency gain or loss will be treated as ordinary income or loss, but generally will not be treated as an adjustment to interest income received on the debt security.

Purchase, Sale and Retirement of Notes

Initially, your tax basis in a debt security generally will equal the cost of the debt security to you. Your basis will increase by any amounts that you are required to include in income under the rules governing original issue discount and market discount, and will decrease by the amount of any amortized premium and any payments other than qualified stated interest made on the debt security. The rules for determining these amounts are discussed below. If you purchase a debt security that is denominated in a foreign currency, the cost to you, and therefore generally your initial tax basis, will be the U.S. dollar value of the foreign currency purchase price on the date of purchase calculated at the exchange rate in effect on that date. If the foreign-currency-denominated debt security is traded on an established securities market and you are a cash-basis taxpayer, or if you are an accrual-basis taxpayer that makes a special election, then you will determine the U.S. dollar value of the cost of the debt security by translating the amount of the foreign currency that you paid for the debt security at the spot rate of exchange on the settlement date of your purchase. The amount of any subsequent adjustments to your tax basis in a debt security in respect of foreign-currency-denominated original issue discount, market discount and premium will be determined in the manner described below. If you convert U.S. dollars into a foreign currency and then immediately use that foreign currency to purchase a debt security, you generally will not have any taxable gain or loss as a result of the purchase.

When you sell or exchange a debt security, or if a debt security is retired, you generally will recognize gain or loss equal to the difference between the amount you realize on the transaction, less any accrued qualified stated interest, which will be subject to tax in the manner described above, and your tax basis in the debt security. If you sell or exchange a debt security for a foreign currency, or receive foreign currency on the retirement of a debt security, the amount you will realize for U.S. tax purposes generally will be the dollar value of the foreign currency that you receive calculated at the exchange rate in effect on the date the foreign currency debt security is disposed of or retired. If you dispose of a foreign currency debt security that is traded on an established securities market and you are a cash-basis U.S. holder, or if you are an accrual-basis holder that makes a special election, then you will determine the U.S. dollar value of the amount realized by translating the amount at the spot rate of exchange on the settlement date of the sale, exchange or retirement.

The special election available to you if you are an accrual-basis taxpayer in respect of the purchase and sale of foreign currency debt securities traded on an established securities market, which is discussed in the two preceding paragraphs, must be applied consistently to all debt instruments from year to year and cannot be changed without the consent of the Internal Revenue Service.

Except as discussed below with respect to market discount and foreign currency gain or loss, the gain or loss that you recognize on the sale, exchange or retirement of a debt security generally will be long-term capital gain or loss if you have held the debt security for more than one year. The Code provides preferential treatment under certain circumstances for net long-term capital gains recognized by individual investors. Net long-term capital gain recognized by an individual U.S. holder generally will be subject to a maximum tax rate of 15% for debt securities held for more than one year. The ability of U.S. holders to offset capital losses against ordinary income is limited.

Despite the foregoing, the gain or loss that you recognize on the sale, exchange or retirement of a foreign currency debt security generally will be treated as ordinary income or loss to the extent that the gain or loss is attributable to changes in exchange rates during the period in which you held the debt security. This foreign currency gain or loss will not be treated as an adjustment to interest income that you receive on the debt security.

Original Issue Discount

If we issue debt securities at a discount from their stated redemption price at maturity, and the discount is equal to or more than the product of one-fourth of one percent (0.25%) of the stated redemption price at maturity of the debt securities multiplied by the number of whole years to their maturity, the debt securities will be “Original Issue Discount Debt Securities.” The difference between the issue price and their stated redemption price at maturity will be the “original issue discount.” The “issue price” of the debt securities will be the first price at which a substantial amount of the debt securities are sold to the public (i.e., excluding sales of debt securities to underwriters, placement agents, wholesalers, or similar persons). The “stated redemption price at maturity” will include all payments under the debt securities other than payments of qualified stated interest. The term “qualified stated interest” generally means stated interest that is unconditionally payable in cash or property, other than debt instruments issued by the Company, at least annually during the entire term of a debt security at a single fixed interest rate or, subject to certain conditions, based on one or more interest indices.

If you invest in Original Issue Discount Debt Securities you generally will be subject to the special tax accounting rules for original issue discount obligations provided by the Internal Revenue Code and certain Treasury regulations. You should be aware that, as described in greater detail below, if you invest in an Original Issue Discount Debt Security you generally will be required to include original issue discount in ordinary gross income for U.S. federal income tax purposes as it accrues, before you receive the cash attributable to that income.

In general, and regardless of whether you use the cash or the accrual method of tax accounting, if you are the holder of an Original Issue Discount Debt Security with a maturity greater than one year, you will be required to include in ordinary gross income the sum of the “daily portions” of original issue discount on that debt security for all days during the taxable year that you own the debt security. The daily portions of original issue discount on an Original Issue Discount Debt Security are determined by allocating to each day in any accrual period a ratable portion of the original issue discount allocable to that period. Accrual periods may be any length and may vary in length over the term of an Original Issue Discount Debt Security, so long as no accrual period is longer than one year and each scheduled payment of principal or interest occurs on the first or last day of an accrual period. If you are the initial holder of the debt security, the amount of original issue discount on an Original Issue Discount Debt Security allocable to each accrual period is determined by:

(i)	multiplying the “adjusted issue price” (as defined below) of the debt security at the beginning of the accrual period by a fraction, the numerator of which is the annual yield to maturity of the debt security and the denominator of which is the number of accrual periods in a year; and

(ii)	subtracting from that product the amount, if any, payable as qualified stated interest allocable to that accrual period.

In the case of an Original Issue Discount Debt Security that is a floating-rate debt security, both the “annual yield to maturity” and the qualified stated interest will be determined for these purposes as though the debt security had borne interest in all periods at a fixed rate generally equal to the rate that would be applicable to interest payments on the debt security on its date of issue or, in the case of some floating-rate debt securities, the rate that reflects the yield that is reasonably expected for the debt security. Additional rules may apply if interest on a floating-rate debt security is based on more than one interest index. The “adjusted issue price” of an Original Issue Discount Debt Security at the beginning of any accrual period will generally be the sum of its issue price, including any accrued interest, and the amount of original issue discount allocable to all prior accrual periods, reduced by the amount of all payments other than any qualified stated interest payments on the debt security in all prior accrual periods. All payments on an Original Issue Discount Debt Security, other than qualified stated interest, will generally be viewed first as payments of previously accrued original issue discount, to the extent of the previously accrued discount, with payments considered made from the earliest accrual periods first, and then as a payment of principal. The “annual yield to maturity” of a debt security is the discount rate, appropriately adjusted to reflect the length of accrual periods, that causes the present value on the issue date of all payments on the debt security to equal the issue price. As a result of this “constant yield” method of including original issue discount income, the amounts you will be required to include in your gross income if you invest in an Original Issue Discount Debt Security denominated in U.S. dollars will generally be less in the early years and greater in the later years than amounts that would be includible on a straight-line basis.

You generally may make an irrevocable election to include in income your entire return on a debt security (i.e., the excess of all remaining payments to be received on the debt security, including payments of qualified stated interest, over the amount you paid for the debt security) under the constant yield method described above. For debt securities purchased at a premium or bearing market discount in your hands, if you make this election you will also be deemed to have made the election (discussed below under “Premium and Market Discount”) to amortize premium or to accrue market discount in income currently on a constant yield basis.

In the case of an Original Issue Discount Debt Security that is also a foreign-currency-denominated debt security, you should determine the U.S. dollar amount includible as original issue discount for each accrual period by (i) calculating the amount of original issue discount allocable to each accrual period in the foreign currency using the constant yield method, and (ii) translating the foreign currency amount so determined at the average exchange rate in effect during that accrual period, or, with respect to an interest accrual period that spans two taxable years, at the average exchange rate for each partial period. Alternatively, you may translate the foreign currency amount so determined at the spot rate of exchange on the last day of the accrual period, or the last day of the taxable year, for an accrual period that spans two taxable years, or at the spot rate of exchange on the date of receipt, if that date is within five business days of the last day of the accrual period, provided that you have made the election described under the caption “Payments or Accruals of Interest” above. Because exchange rates may fluctuate, if you are the holder of an Original Issue Discount Debt Security that is also a foreign currency debt security you may recognize a different amount of original issue discount income in each accrual period than would be the case if you were the holder of an otherwise similar Original Issue Discount Debt Security denominated in U.S. dollars. Upon the receipt of an amount attributable to original issue discount, whether in connection with a payment of an amount that is not qualified stated interest or the sale or retirement of the Original Issue Discount Debt Security, you will recognize ordinary income or loss measured by the difference between the amount received, translated into U.S. dollars at the exchange rate in effect on the date of receipt or on the date of disposition of the Original Issue Discount Debt Security, as the case may be, and the amount accrued, using the exchange rate applicable to such previous accrual.

If you purchase an Original Issue Discount Debt Security outside of the initial offering at a cost less than its “remaining redemption amount”, or if you purchase an Original Issue Discount Debt Security in the initial offering at a price other than the debt security’s issue price, you will also generally be required to include in gross income the daily portions of original issue discount, calculated as described above. However, if you acquire an Original Issue Discount Debt Security at a price greater than its adjusted issue price, you will be entitled to reduce your periodic inclusions of original issue discount to reflect the premium paid over the adjusted issue price. The remaining redemption amount for an Original Issue Discount Debt Security is the total of all future payments to be made on the debt security other than qualified stated interest.

Certain of the Original Issue Discount Debt Securities may be redeemed prior to Maturity, either at our option or at the option of the holder, or may have special repayment or interest rate reset features as indicated in the pricing supplement. Original Issue Discount Debt Securities containing these features may be subject to rules that differ from the general rules discussed above. If you purchase Original Issue Discount Debt Securities with these features, you should carefully examine the pricing supplement and consult your tax adviser about their treatment since the tax consequences of original issue discount will depend, in part, on the particular terms and features of the debt securities.

Short-Term Debt Securities

The rules described above will also generally apply to Original Issue Discount Debt Securities with maturities of one year or less (“short-term debt securities”), but with some modifications.

First, the original issue discount rules treat none of the interest on a short-term debt security as qualified stated interest, but treat a short-term debt security as having original issue discount. Thus, all short-term debt securities will be Original Issue Discount Debt Securities. Except as noted below, if you are a cash-basis holder of a short-term debt security and you do not identify the short-term debt security as part of a hedging transaction you will generally not be required to accrue original issue discount currently, but you will be required to treat any gain realized on a sale, exchange or retirement of the debt security as ordinary income to the extent such gain does not exceed the original issue discount accrued with respect to the debt security during the period you held the debt security. You may not be allowed to deduct all of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a short-term debt security until the maturity of the debt security or its earlier disposition in a taxable transaction. Notwithstanding the foregoing, if you are a cash-basis U.S. holder of a short-term debt security you may elect to accrue original issue discount on a current basis, in which case the limitation on the deductibility of interest described above will not apply. A U.S. holder using the accrual method of tax accounting and some cash method holders, including banks, securities dealers, regulated investment companies and certain trust funds, generally will be required to include original issue discount on a short-term debt security in gross income on a current basis. Original issue discount will be treated as accruing for these purposes on a ratable basis or, at the election of the holder, on a constant yield basis based on daily compounding.

Second, regardless of whether you are a cash- or accrual-basis holder, if you are the holder of a short-term debt security you can elect to accrue any “acquisition discount” with respect to the debt security on a current basis. Acquisition discount is the excess of the remaining redemption amount of the debt security at the time of acquisition over the purchase price. Acquisition discount will be treated as accruing ratably or, at the election of the holder, under a constant yield method based on daily compounding. If you elect to accrue acquisition discount, the original issue discount rules will not apply.

Finally, the market discount rules described below will not apply to short-term debt securities.

As described above, certain of the debt securities may be subject to special redemption features. These features may affect the determination of whether a debt security has a maturity of one year or less and thus is a short-term debt security. If you purchase debt securities with these features, you should carefully examine the pricing supplement and consult your tax adviser about these features.

Premium and Market Discount

If you purchase a debt security at a cost greater than the debt security’s remaining redemption amount, you will be considered to have purchased the debt security at a premium, and you may elect to amortize the premium as an offset to interest income, using a constant yield method, over the remaining term of the debt security. If you make this election, it generally will apply to all debt instruments that you hold at the time of the election, as well as any debt instruments that you subsequently acquire. In addition, you may not revoke the election without the consent of the Internal Revenue Service. If you elect to amortize the premium you will be required to reduce your tax basis in the debt security by the amount of the premium amortized during your holding period. Original Issue Discount Debt Securities purchased at a premium will not be subject to the original issue discount rules described above. In the case of premium on a foreign currency debt security, you should calculate the amortization of the premium in the foreign currency. Amortization deductions attributable to a period reduce interest payments in respect of that period, and therefore are translated into U.S. dollars at the rate that you use for those interest payments. Exchange gain or loss will be realized with respect to amortized premium on a foreign currency debt security based on the difference between the exchange rate computed on the date or dates the premium is amortized against interest payments on the debt security and the exchange rate on the date when the holder acquired the debt security. For a U.S. holder that does not elect to amortize premium, the amount of premium will be included in your tax basis when the debt security matures or is disposed of. Therefore, if you do not elect to amortize premium and you hold the debt security to maturity, you generally will be required to treat the premium as capital loss when the debt security matures.

If you purchase a debt security at a price that is lower than the debt security’s remaining redemption amount, or in the case of an Original Issue Discount Debt Security, the debt security’s adjusted issue price, by 0.25% or more of the remaining redemption amount, or adjusted issue price, multiplied by the number of remaining whole years to maturity, the debt security will be considered to bear “market discount” in your hands. In this case, any gain that you realize on the disposition of the debt security generally will be treated as ordinary interest income to the extent of the market discount that accrued on the debt security during your holding period. In addition, you could be required to defer the deduction of a portion of the interest paid on any indebtedness that you incurred or continued to purchase or carry the debt security. In general, market discount will be treated as accruing ratably over the term of the debt security, or, at your election, under a constant yield method. You must accrue market discount on a foreign currency debt security in the specified currency. The amount that you will be required to include in income in respect of accrued market discount will be the U.S. dollar value of the accrued amount, generally calculated at the exchange rate in effect on the date that you dispose of the debt security.

You may elect to include market discount in gross income currently as it accrues (on either a ratable or constant yield basis), in lieu of treating a portion of any gain realized on a sale of the debt security as ordinary income. If you elect to include market discount on a current basis, the interest deduction deferral rule described above will not apply. If you do make such an election, it will apply to all market discount debt instruments that you acquire on or after the first day of the first taxable year to which the election applies. The election may not be revoked without the consent of the Internal Revenue Service. Any accrued market discount on a foreign currency debt security that is currently includible in income will be translated into U.S. dollars at the average exchange rate for the accrual period (or portion thereof within the holder’s taxable year).

Warrants

A description of the tax consequences of an investment in warrants will be provided in the applicable pricing supplement.

Indexed Notes and Other Notes Providing for Contingent Payments

Special rules govern the tax treatment of debt obligations that provide for contingent payments (“contingent debt obligations”). These rules generally require accrual of interest income on a constant yield basis in respect of contingent debt obligations at a yield determined at the time of issuance of the obligation, and may require adjustments to these accruals when any contingent payments are made. In addition, special rules may apply to floating-rate debt securities if the interest payable on the debt securities is based on more than one interest index. We will provide a detailed description of the tax considerations relevant to U.S. holders of any debt securities that are subject to the special rules discussed in this paragraph in the relevant pricing supplement.

Non-U.S. Persons

The following summary applies to you if you are not a United States person for U.S. federal income tax purposes.

If you are not a United States person, the interest income and gains that you derive in respect of the debt securities generally will be exempt from United States federal income taxes, including withholding tax. However, to receive this exemption you may be required to satisfy certain certification requirements of the United States Internal Revenue Service to establish that you are not a United States person. See “Information Reporting and Backup Withholding” below.

Even if you are not a United States person, you may still be subject to United States federal income taxes on any interest income you derive in respect of the debt securities if:

•	you are an insurance company carrying on a United States insurance business, within the meaning of the Code; or

•

you have an office or other fixed place of business in the United States that receives the interest and you earn the interest in the course of operating (i) a banking, financing or similar business in the United States or (ii) a corporation the principal business of which is trading in stock or securities for its own account, and certain other conditions exist.

If you are not a United States person, any gain you realize on a sale or exchange of debt securities generally will be exempt from United States federal income tax, including withholding tax, unless:

•	your gain is effectively connected with your conduct of a trade or business in the United States; or

•

you are an individual holder and are present in the United States for 183 days or more in the taxable year of the sale, and either (i) your gain is attributable to an office or other fixed place of business that you maintain in the United States or (ii) you have a tax home in the United States.

A debt security held by an individual holder who at the time of death is a non-resident alien will not be subject to United States federal estate tax.

Information Reporting and Backup Withholding

The paying agent must file information returns with the United States Internal Revenue Service in connection with debt security payments made to certain United States persons. If you are a United States person, you generally will not be subject to United States backup withholding tax on such payments if you provide your taxpayer identification number to the paying agent. You may also be subject to information reporting and backup withholding tax requirements with respect to the proceeds from a sale of the debt securities. If you are not a United States person, in order to avoid information reporting and backup withholding tax requirements you may have to comply with certification procedures to establish that you are not a United States person.

PLAN OF DISTRIBUTION

We may sell or issue the debt securities or warrants in any of three ways:

•	through underwriters or dealers;

•	directly to one or more purchasers; or

•	through agents.

The prospectus supplement relating to a particular series of debt securities or warrants will state:

•	the names of any underwriters;

•	the purchase price of the securities;

•	the proceeds to us from the sale;

•	any underwriting discounts and other compensation;

•	the initial public offering price;

•	any discounts or concessions allowed or paid to dealers; and

•	any securities exchanges on which the securities will be listed.

Any underwriter involved in the sale of securities will acquire the securities for its own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices to be determined at the time of sale. The securities may be offered to the public either by underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Unless the prospectus supplement states otherwise, certain conditions must be satisfied before the underwriters become obligated to purchase securities from us, and they will be obligated to purchase all of the securities if any are purchased. The underwriters may change any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

If we sell any securities through agents, the prospectus supplement will identify the agent and indicate any commissions payable by us. Unless the prospectus supplement states otherwise, all agents will act on a best efforts basis and will not acquire the securities for their own account.

We may authorize agents, underwriters or dealers to solicit offers by certain specified entities to purchase the securities from us at the public offering price set forth in a prospectus supplement pursuant to delayed delivery contracts. The prospectus supplement will set out the conditions of the delayed delivery contracts and the commission receivable by the agents, underwriters or dealers for soliciting the contracts.

Agents and underwriters may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribution from us with respect to certain payments which the agents or underwriters may be required to make. Agents and underwriters may be customers of, engage in transactions with, or perform services (including commercial and investment banking services) for, us in the ordinary course of business.

LEGAL MATTERS

The validity of any particular series of debt securities or warrants issued with debt securities will be passed upon for us and any underwriters or agents by United States and Korean counsel identified in the related prospectus supplement.

AUTHORIZED REPRESENTATIVES IN THE UNITED STATES

Our authorized agents in the United States are Mr. Joo-shik Kong, Chief Representative of our New York Representative Office, or Mr. Kyu-yeol Cho, Senior Deputy Representative of our New York Representative Office. The address of our New York Representative Office is 460 Park Avenue, 8th Floor, New York, New York 10022. The authorized representative of the Republic in the United States is Mr. Yeo-kwon Yoon, Financial Attache, Korean Consulate General in New York, located at 335 East 45th Street, New York, New York 10017.

OFFICIAL STATEMENTS AND DOCUMENTS

Our Chairman and President, in his official capacity, has supplied the information set forth under “The Export-Import Bank of Korea” (except for the information set out under “The Export-Import Bank of Korea—Business—Government Support and Supervision”). Such information is stated on his authority.

The Minister of Strategy and Finance of The Republic of Korea, in his official capacity, has supplied the information set out under “The Export-Import Bank of Korea—Business—Government Support and Supervision” and “The Republic of Korea”. Such information is stated on his authority. The documents identified in the portion of this prospectus captioned “The Republic of Korea” as the sources of financial or statistical data are official public documents of the Republic or its agencies and instrumentalities.

EXPERTS

Our financial statements as of and for the years ended December 31, 2007 and 2006 included in this prospectus have been so included in reliance on the report of Deloitte Anjin LLC (member of Deloitte Touche Tohmatsu), independent accountants, given on the authority of said firm as experts in auditing and accounting.

FORWARD-LOOKING STATEMENTS

This prospectus includes future expectations, projections or “forward-looking statements”, as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “estimate”, “project” and similar words identify forward-looking statements. In addition, all statements other than statements of historical facts included in this prospectus are forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we can give no assurance that such expectations will prove correct. This prospectus discloses important factors that could cause actual results to differ materially from our expectations (“Cautionary Statements”). All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the Cautionary Statements.

Factors that could adversely affect the future performance of the Korean economy include:

•

financial problems relating to chaebols (Korean conglomerates), or their suppliers, and their potential adverse impact on the Korean economy, including as a result of recent investigations relating to unlawful political contributions by chaebols;

•	failure or lack of progress in restructuring of chaebols, the financial industry and other large troubled companies, including credit card companies;

•	loss of investor confidence arising from corporate accounting irregularities and corporate governance issues at certain chaebols;

•	a slowdown in consumer spending or the overall economy;

•	adverse changes or volatility in foreign currency reserve levels, commodity prices (including an increase in oil prices), exchange rates, interest rates or stock markets;

•	deterioration of economic or market conditions in other emerging markets;

•

adverse developments in the economies of countries that are important export markets for the Republic, such as the United States, Japan and China, or in emerging market economies in Asia or elsewhere that could result in a loss of confidence in the Korean economy;

•

the continued emergence of China, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and the relocation of the manufacturing base from the Republic to China);

•	social and labor unrest;

•

a decrease in tax revenues and a substantial increase in the Korean government’s expenditures for unemployment compensation and other social programs that, together, would lead to an increased government budget deficit;

•	geo-political uncertainly and risk of further attacks by terrorist groups around the world;

•	the recurrence of SARS or avian influenza in Asia and other parts of the world;

•	political uncertainly or increasing strife among or within political parties in the Republic;

•

deterioration in economic or diplomatic relations between the Republic and its trading partners or allies, including such deterioration resulting from trade disputes or disagreements in foreign policy;

•	hostilities involving oil producing countries in the Middle East and any material disruption in the supply of oil or increase in the price of oil resulting from those hostilities; and

•	an increase in the level of tensions or an outbreak of hostilities between North Korea and the Republic and/or the United States.

FURTHER INFORMATION

We filed a registration statement with respect to the securities with the Securities and Exchange Commission under the Securities Act of 1933, as amended, and its related rules and regulations. You can find additional information concerning ourselves and the securities in the registration statement and any pre- or post-effective amendment, including its various exhibits, which may be inspected at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, 450 Fifth Street N.W., Washington, D.C. 20549.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 11. Estimated Expenses.*

It is estimated that our expenses in connection with the sale of the debt securities, warrants and guarantees hereunder, exclusive of compensation payable to underwriters and agents, will be as follows:

SEC Registration Fee	US$	885,000
Printing Costs		200,000
Legal Fees and Expenses		450,000
Fiscal Agent Fees and Expenses		50,000
Blue Sky Fees and Expenses		50,000
Rating Agencies’ Fees		350,000
Miscellaneous (including amounts to be paid to underwriters in lieu of reimbursement of certain expenses)		400,000

Total	US$	2,385,000

*	Based on three underwritten offerings of the debt securities.

UNDERTAKINGS

The Registrant hereby undertakes:

(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

(b)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)	That, for purposes of determining liability under the Securities Act of 1933 to any purchaser:

each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)	That, for the purpose of determining any liability under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser;

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

CONTENTS

This Registration Statement is comprised of:

(1)	Facing Sheet.

(2)	Explanatory Note.

(3)	Part I, consisting of the Prospectus.

(4)	Part II, consisting of pages II-1 to II-9.

(5)	The following Exhibits:

A-1	-	Form of Underwriting Agreement Standard Terms, incorporated herein by reference to Exhibit A-1 to the Registration Statement of The Export-Import Bank of Korea (No. 33-41654).

B-1	-	Form of Fiscal Agency Agreement, including forms of Debt Securities, incorporated herein by reference to Exhibit B-1 to the Registration Statement of The Export-Import Bank of Korea (No. 33-41654).

B-2	-	Form of global Debt Security that bears interest at a fixed rate, incorporated herein by reference to Exhibit B-2 to the Registration Statement of The Export-Import Bank of Korea (No. 33-41654).

B-3	-	Letter of successor Fiscal Agent, incorporated herein by reference to Exhibit B-3 to the Registration Statement of The Export-Import Bank of Korea (No. 33-41654).

B-4	-	Letter of 2nd successor Fiscal Agent, incorporated herein by reference to Exhibit B-4 to the Registration Statement of The Export-Import Bank of Korea (No. 333-9564).

B-5	-	Letter of 3rd successor Fiscal Agent, incorporated herein by reference to Exhibit B-5 to the Registration Statement of The Export-Import Bank of Korea (No. 333-136378).

C	-	Form of Warrant Agreement, including form of Warrants.*

D-1	-	Consent of the Executive Director and Member of Board of Directors of The Export-Import Bank of Korea (included on page II-5).

D-2	-	Power of Attorney of the Executive Director and Member of Board of Directors of The Export-Import Bank of Korea.

E-1	-	Consent of the Minister of Strategy and Finance of The Republic of Korea (included on Page II-6).

E-2	-	Power of Attorney of the Minister of Strategy and Finance of The Republic of Korea, incorporated herein by reference to Exhibit E-2 to the Registration Statement of The Export-Import Bank of Korea (No. 333-9564)

F-1	-	Consent of Deloitte Anjin LLC (member of Deloitte Touche Tohmatsu).

G-1	-	Letter appointing certain persons as authorized agents of The Export-Import Bank of Korea in the United States.

G-2	-	Letter appointing Authorized Agents of The Republic of Korea in the United States (included in Exhibit E-2).

H	-	The Export-Import Bank of Korea Act, incorporated herein by reference to Exhibit H to the Registration Statement of The Export-Import Bank of Korea (No. 333-136378).

I	-	The Enforcement Decree of The Export-Import Bank of Korea Act, incorporated herein by reference to Exhibit I to the Registration Statement of The Export-Import Bank of Korea (No. 333-136378).

J	-	The Articles of Incorporation of The Export-Import Bank of Korea, incorporated herein by reference to Exhibit J to the Registration Statement of The Export-Import Bank of Korea (No. 333-136378).

K	-	Form of Prospectus Supplement relating to The Export-Import Bank of Korea’s Medium-Term Notes, Series A, Due Not Less Than Nine Months From Date of Issue (the “MTNs”), incorporated herein by reference to Exhibit K to the Registration Statement of The Export-Import Bank of Korea (No. 33-41654).

L	-	Form of Distribution Agreement between The Export-Import Bank of Korea and the Agents named therein relating to the offer and sale from time to time of the MTNs, incorporated herein by reference to Exhibit L to the Registration Statement of The Export-Import Bank of Korea (No. 33-41654).

M-1	-	Opinion (including consent) of Cleary Gottlieb Steen & Hamilton LLP, 39th Floor, Bank of China Tower, One Garden Road, Hong Kong, United States counsel to The Export-Import Bank of Korea, in respect of the legality of the Debt Securities (with or without Warrants).

M-2	-	Opinion (including consent) of Shin & Kim, Ace Tower, 4th Floor, 1-1/0 Soonhwa-dong, Chung-ku, Seoul 100-712, The Republic of Korea, Korean counsel to The Export-Import Bank of Korea, in respect of the legality of the Debt Securities (with or without Warrants).

N-1	-	Form of the MTNs that bears interest at a fixed rate, incorporated herein by reference to Exhibit N-1 to the Registration Statement of The Export-Import Bank of Korea (No. 33-41654).

N-2	-	Form of the MTNs that bears interest at a floating rate, incorporated herein by reference to Exhibit N-2 to the Registration Statement of The Export-Import Bank of Korea (No. 33-41654).

O	-	Form of Calculation Agency Agreement between The Export-Import Bank of Korea and the calculation agent named therein relating to the MTNs that bear interest at a floating rate, incorporated herein by reference to Exhibit O to the Registration Statement of The Export-Import Bank of Korea (No. 33-41654).

*	May be filed by amendment.

SIGNATURE OF THE EXPORT-IMPORT BANK OF KOREA

Pursuant to the requirements of the Securities Act of 1933, as amended, The Export-Import Bank of Korea has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, New York, on the 20th day of March, 2008.

THE EXPORT-IMPORT BANK OF KOREA

By:	PYUNG-KU LEE*†
Executive Director and Member of Board of Directors

†By:	/S/ WI-TAIK CHO
Wi-taik Cho (Attorney-in-fact)

*	Consent is hereby given to use of his name in connection with the information specified in this Registration Statement or amendment thereto to have been supplied by him and stated on his authority.

SIGNATURE OF THE REPUBLIC OF KOREA

Pursuant to the requirements of the Securities Act of 1933, as amended, The Republic of Korea has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, New York, on the 20th day of March, 2008.

THE REPUBLIC OF KOREA

By:	MAN-SOO KANG*†
Minister of Strategy and Finance

†By:	/S/ YEO-KWON YOON
Yeo-kwon Yoon
(Attorney-in-fact)

*	Consent is hereby given to use of his name in connection with the information specified in this Registration Statement or amendment thereto to have been supplied by him and stated on his authority.

SIGNATURE OF AUTHORIZED REPRESENTATIVE

OF THE EXPORT-IMPORT BANK OF KOREA

Pursuant to the Securities Act of 1933, as amended, the undersigned, a duly authorized representative in the United States of The Export-Import Bank of Korea, has signed this Registration Statement or amendment thereto in The City of New York, New York, on the 20th day of March, 2008.

†By:	/s/ JOO-SHIK KONG
Joo-shik Kong

New York Representative Office
The Export-Import Bank of Korea

SIGNATURE OF AUTHORIZED REPRESENTATIVE

OF THE EXPORT-IMPORT BANK OF KOREA

Pursuant to the Securities Act of 1933, as amended, the undersigned, a duly authorized representative in the United States of The Export-Import Bank of Korea, has signed this Registration Statement or amendment thereto in The City of New York, New York, on the 20th day of March, 2008.

†By:	/s/ KYU-YEOL CHO
Kyu-yeol Cho

New York Representative Office
The Export-Import Bank of Korea

SIGNATURE OF AUTHORIZED REPRESENTATIVE

OF THE REPUBLIC OF KOREA

Pursuant to the Securities Act of 1933, as amended, the undersigned, a duly authorized representative in the United States of The Republic of Korea, has signed this Registration Statement or amendment thereto in The City of New York, New York, on the 20th day of March, 2008.

†By:	/S/ YEO-KWON YOON
Yeo-kwon Yoon

Financial Attaché
Korean Consulate General in New York

EXHIBIT INDEX

Exhibit
A-1	-	Form of Underwriting Agreement Standard Terms, incorporated herein by reference to Exhibit A-1 to the Registration Statement of The Export-Import Bank of Korea (No. 33-41654).

B-1	-	Form of Fiscal Agency Agreement, including forms of Debt Securities, incorporated herein by reference to Exhibit B-1 to the Registration Statement of The Export-Import Bank of Korea (No. 33-41654).

B-2	-	Form of global Debt Security that bears interest at a fixed rate, incorporated herein by reference to Exhibit B-2 to the Registration Statement of The Export-Import Bank of Korea (No. 33-41654).

B-3	-	Letter of successor Fiscal Agent, incorporated herein by reference to Exhibit B-3 to the Registration Statement of The Export-Import Bank of Korea (No. 33-41654).

B-4	-	Letter of 2nd successor Fiscal Agent, incorporated herein by reference to Exhibit B-4 to the Registration Statement of The Export-Import Bank of Korea (No. 333-9564).

B-5	-	Letter of 3rd successor Fiscal Agent, incorporated herein by reference to Exhibit B-5 to the Registration Statement of The Export-Import Bank of Korea (No. 333-136378).

C	-	Form of Warrant Agreement, including form of Warrants.*

D-1	-	Consent of the Executive Director and Member of Board of Directors of The Export-Import Bank of Korea (included on page II-5).

D-2	-	Power of Attorney of the Executive Director and Member of Board of Directors of The Export-Import Bank of Korea.

E-1	-	Consent of the Minister of Strategy and Finance of The Republic of Korea (included on Page II-6).

E-2	-	Power of Attorney of the Minister of Strategy and Finance of The Republic of Korea, incorporated herein by reference to Exhibit E-2 to the Registration Statement of The Export-Import Bank of Korea (No. 333-9564).

F-1	-	Consent of Deloitte Anjin LLC (member of Deloitte Touche Tohmatsu).

G-1	-	Letter appointing certain persons as authorized agents of The Export-Import Bank of Korea in the United States.

G-2	-	Letter appointing Authorized Agents of The Republic of Korea in the United States (included in Exhibit E-2).

H	-	The Export-Import Bank of Korea Act, incorporated herein by reference to Exhibit H to the Registration Statement of The Export-Import Bank of Korea (No. 333-136378).

I	-	The Enforcement Decree of The Export-Import Bank of Korea Act, incorporated herein by reference to Exhibit I to the Registration Statement of The Export-Import Bank of Korea (No. 333-136378).

J	-	The Articles of Incorporation of The Export-Import Bank of Korea, incorporated herein by reference to Exhibit J to the Registration Statement of The Export-Import Bank of Korea (No. 333-136378).

Exhibit
K	-	Form of Prospectus Supplement relating to The Export-Import Bank of Korea’s Medium-Term Notes, Series A, Due Not Less Than Nine Months From Date of Issue (the “MTNs”), incorporated herein by reference to Exhibit K to the Registration Statement of The Export-Import Bank of Korea (No. 33-41654).

L	-	Form of Distribution Agreement between The Export-Import Bank of Korea and the Agents named therein relating to the offer and sale from time to time of the MTNs, incorporated herein by reference to Exhibit L to the Registration Statement of The Export-Import Bank of Korea (No. 33-41654).

M-1	-	Opinion (including consent) of Cleary Gottlieb Steen & Hamilton LLP, 39th Floor, Bank of China Tower, One Garden Road, Hong Kong, United States counsel to The Export-Import Bank of Korea, in respect of the legality of the Debt Securities (with or without Warrants).

M-2	-	Opinion (including consent) of Shin & Kim, Ace Tower, 4th Floor, 1-1/0 Soonhwa-dong, Chung-ku, Seoul 100-712, The Republic of Korea, Korean counsel to The Export-Import Bank of Korea, in respect of the legality of the Debt Securities (with or without Warrants).

N-1	-	Form of the MTNs that bears interest at a fixed rate, incorporated herein by reference to Exhibit N-1 to the Registration Statement of The Export-Import Bank of Korea (No. 33-41654).

N-2	-	Form of the MTNs that bears interest at a floating rate, incorporated herein by reference to Exhibit N-2 to the Registration Statement of The Export-Import Bank of Korea (No. 33-41654).

O	-	Form of Calculation Agency Agreement between The Export-Import Bank of Korea and the calculation agent named therein relating to the MTNs that bear interest at a floating rate, incorporated herein by reference to Exhibit O to the Registration Statement of The Export-Import Bank of Korea (No. 33-41654).

*	May be filed by amendment.